Exhibit 99

Together Towards Sustainable Growth The synergy between Telkom and its subsidiaries ("Telkom Group") in implementing sustainability practices serves as a key driver for sustainable business growth, where the pursuit of business excellence is aligned with the creation of shared value for all stakeholders. PT TELKOM INDONESIA (PERSERO) TBK Introduction 2 Theme PT TELKOM INDONESIA (PERSERO) TBK

The year 2024 marks Telkom Group’s concerted efforts to enhance collaboration, ensuring strategic alignment in addressing challenges, capitalizing on emerging opportunities, and achieving the Group's 2030 sustainability targets. This collective initiative is ultimately intended to strengthen Telkom Group's position as a leading telecommunications company in Indonesia, contributing to the development of inclusive digital infrastructure, fostering responsible technological innovation, and establishing a sustainable digital ecosystem. 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 3

Table of Contents Introduction Sustainability at Telkom 08 About Sustainability Report 10 Message from the President Commissioner 12 Message from the President Director 16 2024 Sustainability Reporting Responsibilities 18 Sustainability Overview in 2024 20 Awards in 2024 22 About Telkom 28 Sustainability Governance 30 Composition of the Board of Commissioners and Board of Directors 32 Election and Appointment Process of the Board of Commissioners and Board of Directors 32 Conflict of Interest 33 Performance Evaluation of the Board of Commissioners and Board of Directors 33 Remuneration Policy 35 Stakeholder Engagement 36 Materiality Assessment 38 Risk Management and Sustainability Opportunities 42 Sustainability Strategy 44 Support for the Sustainable Development Goals 01 02 Save Our Planet Empower Our People 49 Climate Change and Energy Management 49 Management Approach 49 Climate Mitigation 57 Climate Adaptation 61 Resource Management 61 Management Approach 61 Waste Management 65 Other Environmental Management 65 Water Management 67 Biodiversity Conservation 73 Environmental Costs 75 Environmental Performance 83 Diversity, Equity, and Inclusion 84 Management Approach 84 Inclusivity in Telkom Employee Recruitment 85 Compensation and Benefits 85 Talent Development 88 Inclusive Work Environment 90 Employee Health and Safety 91 Management Approach 92 Occupational Health and Safety 93 Employee Well-Being 03 04 PT TELKOM INDONESIA (PERSERO) TBK Introduction 4 Table of Contents

Appendix 142 Appendix 1. Greenhouse Gas (GHG) Emissions per Entity 146 Appendix 2. POJK 51/2017 and SEOJK 16/2021 Disclosure Index 148 Appendix 3. GRI Disclosure Index 151 Appendix 4. SASB Disclosure Index – Telecommunications Industry 152 Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method 154 Appendix 6. Association Membership 156 Appendix 7. External Warranty Statement 160 Appendix 8. Feedback Sheet 06 96 Customer Experience 96 Management Approach 97 Excellent Service for All Customers 100 Responsible Product Innovation 101 Digital Inclusivity and Community Engagement 101 Management Approach 102 Digital Inclusivity 103 Community Engagement 113 Social Performance Elevate Our Business 124 Regulatory Compliance 124 Management Approach 124 Ethical Product Marketing 125 Fair Business Conduct 125 Equal Access to The Internet 126 Ethical Business Practices 126 Management Approach 127 Corruption, Bribery and Fraud Prevention Policy 129 Telkom Integrity Line 130 Cybersecurity & Data Privacy 131 Management Approach 133 Data Use and Retention Policy to Protect Customer Rights 134 Controlled Secondary Data Management 135 Facing Cyber Threats 05 137 Responsible Supply Chain 138 Responsible Procurement Process 139 Local Parties Involvement 2024 SUSTAINABILITY REPORT 5

Pengantar 01 2024 SUSTAINABILITY REPORT PT TELKOM INDONESIA (PERSERO) TBK Introduction 6 6 PT TELKOM INDONESIA (PERSERO) TBK 01 Introduction 6 PT TELKOM INDONESIA (PERSERO) TBK

2024 SUSTAINABILITY REPORT 7 2024 Sustainability Report 7 2024 SUSTAINABILITY REPORT

PT Telkom Indonesia (Persero) Tbk ("Telkom") reaffirms its commitment to sustainability through the annual publication of its Sustainability Report, scheduled for release on April 21, 2025. This report outlines the company's strategy, targets, and environmental, social, and governance (ESG) performance, covering Telkom and its 13 directly owned subsidiaries unless otherwise specified. The reporting period covers January 1, 2024, to December 31, 2024, in alignment with the company's consolidated financial reporting period. [GRI 2-2] [GRI 2-3] Readers are encouraged to review this report alongside Telkom's 2024 Annual Report, Telkom’s 2023 Climate Risk Report, and Telkom's sustainability page for a comprehensive understanding of sustainability initiatives within the Telkom Group. This report adheres to Financial Services Authority Regulation (POJK) No. 51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies (POJK51) and OJK Circular Letter No. 16/ SEOJK.04/2021 on the Form and Content of Annual Reports of Issuers or Public Companies. It also follows the Global Reporting Initiative (GRI) 2021 standards and aligns with the 17 United Nations Sustainable Development Goals (UN SDGs). Additionally, the report incorporates recommendations from the Sustainability Accounting Standards Board (SASB) for the telecommunications industry, specifically referencing the 2023-12 version of the Telecommunication Services Sustainability Accounting Standard. Furthermore, as part of Telkom's initial adoption of International Sustainability Standards Board (ISSB) guidelines, this report includes disclosures in accordance with the International Financial Reporting Standards (IFRS) S1 and S2. Telkom continually enhances the accuracy and comprehensiveness of its data collection and verification processes. As part of this effort, this report presents restatement of information on Greenhouse Gas (GHG) emissions, waste management, and water consumption. [GRI 2-4] Reporting Standards Restatement of Information Introduction To ensure compliance with the GRI 2021 standards, an independent external party, TUV Rheinland Indonesia, has been engaged to provide external assurance on the 2024 Sustainability Report. The results of this external verification are included in the appendix of this report. [POJK. G.1] [GRI 2-5] External Assurance About Sustainability Report Introduction 8 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

All references to currency values are in Indonesian Rupiah (Rp), unless stated otherwise. The terms "Telkom" and “the Company” in this report refer to the parent entity, while the term "Telkom and its Subsidiaries" or "Telkom Group" refers to the parent company along with its subsidiaries and affiliated entities. However, the use of the term "Telkom" does not eliminate subsidiaries and affiliates in the scope of the content and discussion of the report. Telkom welcomes feedback to enhance future sustainability reports. For inquiries, suggestions, or comments regarding this report, readers may contact: Additional Information Report-Related Contacts This report contains forward-looking statements, including targets, expectations, estimates, and projections. These statements are based on assumptions and information available to Telkom at the time of report preparation. However, Telkom acknowledges the inherent uncertainties that may affect these statements and does not guarantee their full realization. Readers should interpret these statements cautiously and assume full responsibility for any decisions made based on the information contained in this report. Forward-Looking Statements Sustainability Unit PT Telkom Indonesia (Persero) Tbk The Telkom Hub, Telkom Landmark Tower, 39th Floor Jl. Jend Gatot Subroto Kav. 52, Indonesia Email : sustainability@telkom.co.id Telkom also appreciates the feedback received on the 2023 Sustainability Report. The management has taken into account input from rating agencies and incorporated the results of its Environmental, Social, and Governance (ESG) assessments. In the 2024 Sustainability Report, Telkom continues to refine its ESG management and sustainability performance. 2024 SUSTAINABILITY REPORT 9 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

Message from the President Commissioner Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner We view positively the Telkom Group's sustainability performance which has consistently experienced development, as evidenced by various awards and achievements in environmental, social and governance aspects. " Message from the President Commissioner Introduction 10 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

Esteemed stakeholders, We begin by expressing gratitude to God Almighty for Telkom's ability to sustain its performance and strengthen its foundation for long-term business growth throughout 2024. This year presented various challenges, including macroeconomic conditions, competitive dynamics, technological advancements, and sustainability issues. Recognizing the increasing relevance of sustainability to the telecommunications industry, Telkom has made significant efforts to enhance both operational and financial performance, thereby generating positive impacts and long-term value for all stakeholders. Throughout 2024, we have observed the Board of Directors concrete steps in reinforcing sustainability strategies and initiatives across the Telkom Group. The leadership of the Board of Directors, supported by all subsidiaries, has effectively synchronized sustainability initiatives across the organization. In 2024, Telkom established the Telkom Group Sustainability Strategy and 2030 Targets as a strategic roadmap to integrate sustainability measures across environmental, social, and governance dimensions. Telkom has also demonstrated its commitment to transparency and accountability by engaging an independent external party, TUV Rheinland Indonesia, to conduct external assurance on the 2024 Sustainability Report. This step reinforces the company's dedication to enhancing the quality and credibility of its sustainability disclosures. The Telkom Group's sustainability performance has shown continuous improvement, as evidenced by various achievements in environmental, social, and governance (ESG) aspects. Notably, Telkom has received multiple awards, including Outstanding Leadership in Sustainability (CNBC Indonesia), first place in MSEs and SOE House Development (BCOMSS Ministry of SOEs), Integrated Sustainability Initiatives – Education, Decent Work and Technology (IDX Channel), Gender-Inclusive Workplace (UN Indonesia WEPs), and Best Companies to Work for and Sustainable Workplace (HR Asia). Additionally, Telkom's ESG ratings have improved, with its Sustainalytics rating advancing from 27.1 to 25.6 (Medium Risk), its ESG rating from BPKP increasing from 74.02 (Fair) to 91.23 (Very Good), and earned a B rating from the Carbon Disclosure Project (CDP) for climate change readiness. This achievement continues to encourage Telkom’s spirit and consistency in improving sustainability performance, not only focusing on increasing the number of awards and rating numbers but more importantly, on enhancing the quality of company management that impacts all aspects of sustainability. As part of improving the quality of the company's management, we note that Telkom needs to continue to mitigate global risks and challenges that have the potential to disrupt Telkom Group's business and service operations, including cybersecurity risks, extreme weather, and disasters due to climate change, as well as the quality of human resources in line with the Company's digital transformation. The development of products and equitable distribution of telecommunication services through the use of technology and innovation needs to be carried out by prioritizing aspects of usefulness and responsibility, while still taking into account the investment value and reasonable price so that Telkom can maintain its sustainability in the long term. In facing these challenges, it is essential to be supported by a strong governance foundation so that every strategic and operational step taken not only drives business growth but also contributes to long-term sustainability and value creation for all Telkom Group stakeholders. Strengthening governance entails enforcing discipline, including in the areas of rewards and sanctions, reinforcing integrity and ethics, and fostering a corporate culture that supports governance principles. Finally, on behalf of the Board of Commissioners, I extend my gratitude for the support in implementing sustainability practices in the Telkom Group and hope to strengthen collaboration and synergy to continue the partnership and realize a sustainable future. In addition, as part of our gratitude, we would like to thank the Board of Directors, partners, and all Telkom stakeholders for their contributions in realizing sustainable growth. Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner Jakarta, April 21, 2025 2024 SUSTAINABILITY REPORT 11 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

Message from the President Director [POJK. D-1] Ririek Adriansyah President Director Telkom's commitment is demonstrated through strategic actions undertaken in 2024, where the company has achieved several key milestones in its sustainability journey. " Message from the President Director [POJK. D-1] Introduction 12 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

Esteemed stakeholders, In recent years, the global telecommunications industry has been faced with various sustainability opportunities and challenges, including increasing demand for digital services, artificial intelligence-based innovation opportunities, and increasingly real impacts of climate change. Amid this dynamic, Telkom remains committed to realizing sustainable business growth and creating added value for all stakeholders. An independent external party has been appointed to assure the 2024 Sustainability Report, which has been declared compliant with AA1000AP Accountability Principles, Type 2 Moderate Assurance Level according to AA1000AS v3 standards, and follows the reporting requirements referenced in the 2021 GRI. Telkom has made notable improvements in its ESG ratings from several agencies, including a Sustainalytics ESG score of 25.6 (Medium Risk), a BPKP ESG score of 91.23 (Very Good), an ACGS governance score of 103.31 (Leadership in Corporate Governance), and a CDP climate category rating of B. Telkom also updated its sustainability targets and strategies that highlight the GoZero% program as a form of our seriousness to make sustainable improvements and respond to the inputs and expectations of key stakeholders. Telkom's sustainability strategy is aligned with the Sustainable Development Goals and includes three main pillars of sustainability. The Save Our Planet pillar reflects Telkom's commitment to reducing the environmental impacts of business operations, particularly in areas that have significant impact, such as emissions and waste management. In 2024, Telkom Group initiated the calculation of emissions for all scopes (scopes 1,2, and 3), where scope 3 covers 9 categories, and has set 2023 as the base year in determining the emission reduction target. Greenhouse gas (GHG) emissions were calculated using the GHG Protocol standard, and verification of scope 1 and 2 GHG emissions were verified by an independent party using the ISO 14064-1:2018 standard. This initiative aims to enhance the confidence and credibility of the GHG emissions as a basis for determining the strategy to achieve Net Zero 2060 and preparation to fulfill IFRS S2 standards. The total GHG emissions of Telkom Group scopes 1, 2, and 3 is 2.417.474 tons of CO2e, with 84% of emissions coming from scope 2. Scope 2 emissions rose by 2.8% due to the expansion of Telkomsel's BTS infrastructure, while scope 1 emissions decreased by 2% as a result of reduced operational vehicle use, and scope 3 emissions decreased by 8.1% owing to capital expenditure efficiency initiatives. In terms of energy management, Telkom Group has incorporated renewable energy sources, including solar PV and microhydro, into its energy mix. The Group also utilizes Electric Vehicles (EVs) for operational purposes and pursues energy efficiency through procurement and upgrades of environmentally friendly equipment. In addition, Telkom Group managed to reduce the total office waste generated by 6,387 tons and divert as much as 176,046 kg or 80% of fiber optic cable waste from disposal. The diverted fiber optic waste can be reused to support customer service. Telkom Group has also advanced biodiversity conservation efforts and enhanced the carrying capacity of ecosystems, including mangrove planting, forest revegetation, and coral reef transplantation. The Empower Our People pillar signifies Telkom Group's dedication to empowering employees, customers, and the community through the creation of an inclusive digital ecosystem as the foundation for capability development and sustainable innovation. Throughout 2024, 22% of managerial positions in Telkom Group are filled by female employees, supported by initiatives at Telkom that promote gender equality in the work environment. For digital skills development, the Digital Talent program has upskilled 20.6% of Telkom's digital talents through Telkom Athon and various other digital trainings. Telkom also prioritizes occupational safety by implementing an occupational health and safety management system (SMK3) aligned with international standards, such as ISO 45001, while ensuring compliance with applicable national regulations. From a customer perspective, Telkom Group is focused on enhancing service quality by prioritizing customer satisfaction. This is evidenced by an increase in the Net Promoter Score (NPS) to 58 points from the previous year, placing the company in the "Excellent" category based on Bain & Company’s evaluation. This improvement is driven by enhanced service quality and more attractive promotional strategies. Telkom Group continues to play an active role in expanding digital access across Indonesia while accelerating infrastructure development 2024 SUSTAINABILITY REPORT 13 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

Jakarta, April 21, 2025 Ririek Adriansyah President Director and network expansion to reach all regions. Our infrastructure covers Introduction 99% of Indonesia’s population and supports access to data (internet) services in underdeveloped, remote, frontier (3T) areas, and border regions. Finally, from a social standpoint, Telkom is committed to empowering Small and Micro Enterprises (SMEs) through initiatives such as the Go Modern, Go Digital, Go Online, and Go Global programs. Telkom has provided support to 21,500 SMEs, and in 2024, a total of 2,298 mentored SMEs, or 10.64%, as indicated by increases in turnover, employee numbers, and assets. The Elevate Our Business pillar reflects Telkom's commitment to conducting ethical and responsible business practices, particularly concerning to data privacy in the face of cybersecurity threats. Throughout 2024, Telkom complied with all applicable legal and regulatory requirements. Telkom enforces strict measures against any legal violations, cooperates with legal processes, and implements preventive actions to ensure 100% compliance. All complaints received through the whistleblowing system are addressed promptly, reinforcing Telkom's culture of ethical conduct and respect in alignment with corporate values, which embody the core values of AKHLAK. We ensure compliance with regulations and internal policies related to cybersecurity and data privacy through Telkom Group’s Data Protection Governance. Telkom has implemented policies related to data privacy protection and information security, including the establishment of a Data Protection sub-department and the appointment of a Data Protection Officer (DPO) responsible for ensuring the protection of personal data and information security across Telkom Group. In terms of data security, there have been no significant data breaches, and all data processing activities have been carried out following established policies. This achievement underscores Telkom's dedication to strong governance, reinforcing trust, fostering innovation, and contributing to Indonesia’s digital future in a sustainable manner. Telkom actively identifies and manages sustainability risks that could affect the company. In addition, Telkom will continue to innovate to unlock and optimize new strategic sustainability opportunities. The integration of sustainability across all business lines is progressing in alignment with the Company's digital transformation. This essential step is further supported by synergies among sustainability initiatives within Telkom Group to ensure the attainment of Telkom Group’s 2030 sustainability goals. We extend our gratitude to all stakeholders for their continued support in the implementation of sustainability practices. We are confident that Telkom will continue to innovate amidst the challenges and opportunities of the digital era, ensuring its sustained growth as the digital telco of choice for the public. Introduction 14 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director Introduction

2024 SUSTAINABILITY REPORT 15 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 2024 SUSTAINABILITY REPORT 15 Awards in 2024 About Telkom

2024 Sustainability Reporting Responsibilities Statement of the Members of the Board of Commissioners on Responsibility for the 2024 Sustainability Report of PT Telkom Indonesia (Persero) Tbk We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2024 Sustainability Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Sustainability Report. This statement is made in all truthfulness. Jakarta, April 21, 2025 Board of Commissioners Bambang Permadi Soemantri Brodjonegoro Wawan Iriawan Rizal Mallarangeng Arya Mahendra Sinulingga Marcelino Rumambo Pandin Bono Daru Adji Isa Rachmatarwata Silmy Karim Ismail President Commissioner/Independent Commissioner Independent Commissioner Commissioner Commissioner Commissioner Independent Commissioner Commissioner Commissioner Commissioner Introduction 16 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

Statement of the Members of the Board of Directors on Responsibility for the 2024 Sustainability Report of PT Telkom Indonesia (Persero) Tbk We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2024 Sustainability Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Sustainability Report. This statement is made in all truthfulness. Jakarta, April 21, 2025 Board of Directors Ririek Adriansyah Heri Supriadi Budi Setyawan Wijaya Honesti Basyir Herlan Wijanarko FM Venusiana R Afriwandi Bogi Witjaksono Muhamad Fajrin Rasyid President Director Director of Finance & Risk Management Director of Strategic Portfolio Director of Group Business Development Director of Network & IT Solution Director of Enterprise & Business Service Director of Human Capital Management Director of Wholesale & International Service Director of Digital Business 2024 SUSTAINABILITY REPORT 17 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

Sustainability Overview in 2024 [POJK. B-1] [POJK. B-2] [POJK. B-3] Environmental performance – Save Our Planet Sustainability Rating 2024 Initiated Greenhouse Gas (GHG) emission verification Initiated scope 3 GHG emissions calculation office waste reduction compared to 2023 in operating income spent on local suppliers Net profit increase in operating income Net Income Margin spent on local suppliers of fiber optic cable waste diverted from landfill 6,387 tons Rp 149,967 Billion Rp 18,437 Billion Rp 23,649 Billion 0.5% 15.8% 61.5% 80% 176,046 kg Economic performance Sustainalytics CDP MSCI BPKP S&P Medium risk B for Climate C for Water ESG Ratings Very Good Medium 25.6 A 91.23 103.31 40 ASEAN Corporate Governance Scorecard Leadership in Corporate Governance IDX ESG Leaders Telkom is a constituent of the IDX ESG Leaders Index KEHATI Index Telkom is included in ESGSKehati, ESGQKehati, and SRI-Kehati Expanded climate risk analysis coverage to include disaster-prone areas identified in the BNPB Disaster Risk Index or 275 Base Transceiver Stations (BTS) utilizing solar and microhydro panels 587 electric vehicle (EV) units and 33 EV charging stations ownership 77 units of solar-powered public street lighting installation within the Telkom Hub area 149,433 modem units repaired or reused Rp 57 Billion spent for energy efficiency initiatives Rp 11 Billion spent to support environmental programs 2 Reverse Vending Machine (RVM) units, processing 48.1 kg or 2,572 plastic bottles Introduction 18 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

Social performance – Empower Our People Female employee representation at managerial level in Telkom Group employees with disabilities empowered in Telkom Group 58 NPS score (Excellent category*) for Telkom Group 22% 31.96% 84.41% 88 Rp 144.8 Billion investment for community empowerment through the TJSL program at Telkom female employees in Telkom Group 21,500 SMEs gained access to assistance, development support, and business sustainability More than 98% network reach of Indonesian population to foster digital inclusivity *By Bain & Company category Governance performance – Elevate Our Business critical data leak 0 incidents Telkom and its 13 directly owned subsidiaries have been certified with ISO 37001 Anti-Bribery Management System participation of employees in cybersecurity training participation of Board of Directors and employees in anti-corruption training and awareness programs SNI ISO 37001:2016 Anti-Bribery Management System (SMAP) 100% 100% Score of Telkom's Employee Engagement Index Implementation of Personal Data Protection Policy Establishment of a Data Protection Unit compliance with applicable regulations, with no proven major violations 100% 2024 SUSTAINABILITY REPORT 19 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

February March May June July HR Asia Awards 2024 for Telkomsel in the Best Companies to Work for and Sustainable Workplace category • Nusantara Sustainability Communications Award by Nusantara TV in the category of the Most Sustainable Communication Company in Digital & Telecommunication Sector • Investor Daily ESG Appreciation Night by Investor Daily in the Appreciated Governance ESG Report 2023 category BCOMSS 2024 by the Ministry of SOEs in the categories of Sustainability (first ranking in the development of Small and Medium Enterprises, and getting the title of Facilitator of the SOE House of the Year) and Communications (first ranking in SOE Crisis Handling and second in Media Relations Management) CSR Brand Equity Awards 2024 in the Telecommunication category at the Indonesia CSR Awards 2024 ESG Award 2024 by KEHATI in the Best Pension Fund Investor category in the Capital Market sector Awards in 2024 Detailed information about sustainability awards at Telkom Group is available on the Telkom Profile page. Introduction 20 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

August September October November December NAKER Awards 2024 by the Ministry of Manpower in the SOE category for Telkom's commitment to employing Workers with Disabilities Marketeers Editor's Choice Awards 2024 for Telkomsel in the categories of Creative Content Marketing of the Year (Jokes of the Middle Room), Immersive Marketing Program of the Year (Telkomsel Awards 2024), and Customer Service Campaign of the Year (Teman Tuli) UN Women 2024 Indonesia Women's Empowerment Principles (WEPs) Awards in the Gender-Inclusive Workplace category Tempo Sustainable Business Integrity Index for Telkom's commitment to implementing Environmental, Social, and Governance (ESG) aspects • IDX Channel Indonesia Innovation Award 2024 in the category of Integrated Sustainability Initiatives - Education, Decent Work and Technology in the field of Sustainability • CNBC Indonesia Award 2024 in the category of Outstanding Leadership in the field of Sustainability 2024 SUSTAINABILITY REPORT 21 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

About Telkom Telkom is a State-Owned Enterprise (SOE) engaged in information and communication technology services and digital telecommunications in Indonesia. Since its establishment in 1991, Telkom has provided a wide range of digital services for individual and corporate customers. As the largest telecommunications company in Indonesia, Telkom has 45 subsidiaries with direct and indirect ownership, holding a majority stake of more than 50%, resulting in the consolidation of financial statements under Telkom as the Parent Company. Additionally, Telkom has nine unconsolidated subsidiaries (affiliates). Detailed information regarding the company's structure and subsidiary profiles is available in the Telkom 2024 Annual Report. In 2024, Telkom formally transferred the management of Telkom Group's fiber network infrastructure operations to its subsidiary, PT Telkom Infrastruktur Indonesia (TIF). TIF now provides wholesale fiber connectivity services through a shared network to telecommunications operators. This strategic initiative is intended to enhance Telkom’s focus on the fiber infrastructure business, unlocking revenue growth potential, increasing Telkom Group’s valuation, and accelerating digital connectivity and adoption in Indonesia. [POJK. C-6] Telkom operates across three primary digital business domains. Detailed information regarding these business domains, as well as the company's products and services, is available on Telkom’s official website. [POJK. C-4] [GRI 2-6] A digital infrastructure or framework that allows various entities to interact, collaborate, and exchange goods, services, or information electronically Digital content-related businesses and products Digital Platform Digital Service Company Profile [POJK. C-2] [POJK. C-3] [GRI 2-1] Name Business Field Stock Code Share Ownership Head Office Address Status Year of Establishment Berdiri PT Telkom Indonesia (Persero) Tbk Public Company (Tbk) November 19, 1991 Information and Communication Technology (ICT) services and telecommunication networks. Jalan Japati No. 1 Bandung TLKM – Bursa Efek Indonesia (BEI) TLK – New York Stock Exchange (NYSE) • State of the Republic of Indonesia 52.09% • Public 47.91% Businesses and technologies focused on connectivity Digital Connectivity Introduction 22 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director

Misi Financial Position as of December 31, 2024 (consolidated) Number of Telkom Group Employees Assets: Rp299,675 Billion Liabilities: Rp137,185 Billion Equity: Rp162,490 Billion Total employees 21,673 Female 31.96% Male 68.04% Purpose, Vision, Mission, and Corporate Value [POJK. C-1] Value To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders. Purpose To be the most preferred digital telco to empower the society Vision 1. Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all. 2.Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption. 3. Orchestrate digital ecosystem to deliver superior customer experience. Mission 2024 SUSTAINABILITY REPORT 23 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom

TYO w IGG EIG APCN-2 SJC SMPCS SEA-ME-WE 5 Southeast Asia-MIddle East-Western Europe 5 Cable Dunai Melaka Cable System Bifrost Cable System Batam Singapore Cable System Indonesia Global Gateaway Cable Southeast Asia-MIddle East-Western Europe 6 Cable Southeast Asia Japan Cable SEA-ME-WE 6 SJC-2 BSCS DMCS IMEWE BCS JUS SEO SHA SHI RGN SOF WRS MAN FRA MRS LUX LON PRS LSB ALG CAI RYD AST BAK ALM DOS IST DJI SEA-ME-WE 5 AAE-1 DMCS IGG MDR DUB SWI MLN JKTSBY DIL SGBSW HAN BKK DPS VNA KIV DUB PAL TNG-IA Point of Presence (POP) International Direct Dialing (IDD) Global Office BCS SEA-US AAG FASTER JUS UNITY SEA-ME-WE-6 SEA-ME-WE-5 AAE-1 IMEWE EIG SJC-2 SJC IGG BSCB DMCS TIS TGN-JA BBG ASE APG C2C APCN-2 TWN SYD HKG MAC Merah Putih (108E) Intra Asia Asia - US(Pacific) Asia - Europe (Europe) Merah Putih-2 (113E) Telkom - 3S (118E) Operational Area and Services Introduction 24 PT TELKOM INDONESIA (PERSERO) TBK About Sustainability Report Message from the President Commissioner Message from the President Director Introduction About Sustainability Report Message from the President Commissioner Message from the President Director 24 PT TELKOM INDONESIA (PERSERO) TBK

AAG Southeast Asia United States Cable SEA-US UNITY SJ NYX CHG TOR HAL LAX ASH SLO SEA-US FASTER SF MIA GAU HWI 5 Kantor Telkom Regional 31 Wilayah Telekomunikasi 10 Global Offices di Indonesia, Singapura, Hong Kong, Australia, Malaysia, Taiwan, Amerika Serikat, Timor Leste, Uni Emirat Arab, dan Myanmar 5 Global Sales Representatives di Kanada, Inggris, Filipina, India, dan Vietnam 1 Global Sales Representative Telkomsel di Arab Saudi 486 GraPARI di Indonesia (termasuk gerai Plasa Telkom yang saat ini juga dikenal dengan nama GraPARI) 177.443 km Optic Backbone Network 122 Satelit 3 Point of Presence (PoP) 271.040 BTS Mobile Network 44.437 Tower 376.212 Access Point Wi-Fi 2024 SUSTAINABILITY REPORT 25 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom 2024 Sustainability Reporting Responsibilities Sustainability Overview in 2024 Awards in 2024 About Telkom 2024 SUSTAINABILITY REPORT 25

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 26 PT TELKOM INDONESIA (PERSERO) TBK Keberlanjutan di Telkom 02 2024 SUSTAINABILITY REPORT 02Sustainability at Telkom 26 PT TELKOM INDONESIA (PERSERO) TBK

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 27

Telkom recognizes that robust governance is the cornerstone for achieving Telkom Group’s sustainability objectives. Telkom implements Good Corporate Governance principles through effective oversight and a structured management framework, ensuring the comprehensive execution of sustainability strategies and initiatives within the Telkom Group. Telkom’s governance structure comprises the main governing bodies: the General Meeting of Shareholders (GMS), the Board of Commissioners, and the Board of Directors. The Board of Commissioners and the Board of Directors are supported by several committees and working groups, including the Corporate Secretary, Internal Audit Department, Audit Committee, Nomination and Remuneration Committee, and the Evaluation, Monitoring, Planning, and Risk Committee. Further details regarding the roles and responsibilities of these governance bodies are available in Telkom’s 2024 Annual Report. In 2024, Telkom enhanced its sustainability governance framework by formalizing the roles and responsibilities of the Board of Commissioners and Board of Directors regarding sustainability matters, including climate change. Furthermore, Telkom established a Sustainability Committee responsible for managing Environmental, Social, and Governance (ESG) aspects within the Telkom Group. [GRI 2-11] The Sustainability Committee is tasked with overseeing strategy implementation, monitoring progress toward sustainability targets, managing ESG-related risks and opportunities, and ensuring transparent sustainability disclosures to stakeholders. The committee is chaired by the President Director and consists of directors overseeing risk management, network and IT, and human capital, supported by an ESG working group comprising heads of relevant work units. [GRI 2-12] [GRI 2-13] [GRI 2-14] To fulfill its duties, the Sustainability Committee collaborates with other committees under the Board of Commissioners and the Board of Directors. These include the Social and Environmental Responsibility Management Committee (TJSL), the Risk, Compliance, and Revenue Assurance Management Committee, the Audit Management Committee, the Integrated Governance Management Committee, the Nomination and Remuneration Management Committee, and the Planning and Risk Evaluation and Monitoring Management Committee. The Sustainability Committee regularly receives updates on ESG implementation from the sustainability management work unit. [POJK. E-1] [GRI 2-16] Sustainability Governance Sustainability at Telkom PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 28 Sustainability Governance Stakeholder Engagement Materiality Assessment

In addition, Telkom has restructured its ESG management framework by establishing the Group Sustainability & Corporate Communication Department, led by the Senior Vice President (SVP) of Group Sustainability & Corporate Communication, who reports directly to the President Director. This department oversees the Sustainability Management Work Unit, specifically the Sustainability Sub-Department, which is responsible for orchestrating and managing ESG initiatives across the Telkom Group. This includes coordinating ESG strategies and reporting. Board of Commissioners Board of Directors Work Unit Audit management committee Monitoring compliance with ESG regulations (including IFRS S1 & S2) Sustainability committee Manage strategy, materiality, targets, performance review, and disclosure of ESG Social and environmental responsibility management committee Monitoring of social and environmental activities Risk, compliance, and revenue assurance management Manage ESG opportunities and risk mitigation Integrated governance management committee ESG monitoring & evaluation within the scope of Telkom Group Nomination and remuneration management committee ESG KPI management & ESG based incentives Planning and risk evaluation and monitoring management committee Monitoring & evaluation of Capex investment and ESG risks Sustainability Management Unit Manage & facilitate ESG implementation across Telkom Group Working Group Strategy & Reporting Climate Change and Energy Management Customer Relationship Compliance Resource Management & Efficiency Community Engagement Ethical Business Practice Data Privacy and Security Good Corporate Governance (GCG) Ethical Labor Practice & Employee Engagement Employee Health and Safety Environmental Social Governance Reporting Coordination Figure 1. Sustainability Governance Structure at Telkom SVP Group Sustainability & Corporate Communication VP Corporate Communication VP Sustainability AVP Sustainability Strategy & Program AVP Sustainability Execution & Monitoring AVP Sustainability Branding & Reporting Figure 2. Organizational Structure of the Sustainability Sub-Department at Telkom 2024 SUSTAINABILITY REPORT 29 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

Telkom adopts a decentralized approach that enables subsidiaries to independently develop and implement sustainability initiatives while maintaining alignment with the strategic direction set by the Sustainability Sub-Department. The organizational transformation undertaken in 2024 is expected to strengthen governance, coordination, and the synergy of sustainability initiatives within the Telkom Group while improving engagement with external stakeholders. Recognizing that the successful execution of sustainability strategies and the achievement of sustainability targets require robust internal ESG capabilities, Telkom is committed to enhancing the expertise of the Board of Commissioners, Board of Directors, and ESG management teams. This is accomplished through a series of training programs covering sustainability, climate change risk management, and evolving disclosure standards such as IFRS S1 and S2. Detailed information on training programs for the Board of Commissioners and Board of Directors is available in Telkom’s 2024 Annual Report. Meanwhile, details on employee competency development programs are outlined in the Empower Our People section. [POJK. E-2] [GRI 2-17] Composition of the Board of Commissioners and Board of Directors Telkom is committed to fostering a corporate culture that values diversity, which is reflected in the composition of its Board of Commissioners and Board of Directors. Telkom believes that diverse backgrounds within leadership contribute to broader perspectives and drive innovation, supporting the company's long-term sustainable growth. The composition of Telkom’s Board of Commissioners and Board of Directors as of December 31, 2024, is outlined below. [GRI 2-9] Name Position Basis of Appointment Duration of Tenure Gender Age Skill Bambang Permadi Soemantri Brodjonegoro President Commissioner/ Independent Commissioner Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021 3 years 7 months Male 58 years old Digitalization strategy and telecommunication technology innovation, smart city implementation and sustainable connectivity Wawan Iriawan Independent Commissioner Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 61 years old Legal compliance and litigation handling in the telecommunications industry, nomination governance and remuneration in the telecommunications sector Bono Daru Adji Independent Commissioner Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021 3 years 7 months Male 56 years old Business law and governance in the telecommunications and digital sectors, accounting and auditing as well as capital market regulations, especially regarding ESG and telecommunications Marcelino Rumambo Pandin Commissioner First Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 3, 2024 5 years 7 months Male 59 years old Management of financial and financial accounting aspects and sustainability of telecommunications business, governance and sound business practices Table 1. Composition of the Board of Commissioners PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 30 Sustainability Governance Stakeholder Engagement Materiality Assessment

Name Position Basis of Appointment Duration of Tenure Gender Age Skill Ismail Commissioner First Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 3, 2024 5 years 7 months Male 55 years old Regulations and policies in the field of telecommunications and digital, telecommunication network infrastructure and 5G development, telecommunications regulatory policies for sustainability Rizal Mallarangeng Commissioner Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 60 years old Public communication and telecommunications branding strategy Isa Rachmatarwata Commissioner Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021 3 years 7 months Male 58 years old Public policy and governance with stakeholders, as well as financial management in the telecommunications sector Arya Mahendra Sinulingga Commissioner Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021 3 years 7 months Male 54 years old Telecommunications communication and marketing strategy, governance and stakeholder relations Silmy Karim Commissioner Telkom Annual General Meeting of Shareholders (AGMS) on May 30, 2023 1 year 7 months Male 50 years old Business, technology and organizational development of the telecommunications industry Name Position Basis of Appointment Duration of Tenure Gender Age Skill Ririek Adriansyah President Director Telkom Annual General Meeting of Shareholders (AGMS) on May 24 ,2019 and May 3, 2024 5 years 7 months Male 61 years old Digital transformation, telecommunication infrastructure development, and ESG implementation at Telkom Heri Supriadi Director of Finance & Risk Management Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 59 years old Finance & risk management, including aspects of sustainability and corporate governance FM Venusiana R 1. Director of Consumer Services 2. Director of Enterprise & Business Service Telkom Annual General Meeting of Shareholders (AGMS) on June 19, 2020 and May 30, 2023 4 years 6 months Female 58 years old Enterprise & business services, as well as eco-friendly telecommunications solutions Herlan Wijanarko Director of Network & IT Solution Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 59 years old Network & IT solutions, infrastructure efficiency, and ESG implementation in network operations Table 2. Composition of Telkom's Board of Directors 2024 SUSTAINABILITY REPORT 31 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

Election and Appointment Process of the Board of Commissioners and Board of Directors Conflict of Interest The appointment process for the Board of Commissioners and Board of Directors at Telkom adheres to the principles of human rights, non-discrimination, and equality. The selection of Board of Commissioners members considers integrity, dedication, comprehension of corporate management, industry expertise, availability to perform duties, and regulatory requirements. All corporate governance bodies are committed to maintaining integrity and preventing conflicts of interest in the execution of their duties. The Work Procedures Guidelines for the Board of Commissioners and Board of Directors (Board Manual) explicitly regulate conflicts of interest as part of ethical governance. Board members who encounter a conflict of interest must disclose their circumstances and recuse themselves from the relevant decision-making process. Name Position Basis of Appointment Duration of Tenure Gender Age Skill Muhamad Fajrin Rasyid Director of Digital Business Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 38 years old Digital business, technological innovation, and ESG integration in digitalization Budi Setyawan Wijaya Director of Strategic Portfolio Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 52 years old Management of strategic portfolios, sustainable investments and ESG initiatives Afriwandi Director of Human Capital Management Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020 4 years 6 months Male 53 years old Human resource development, workforce inclusivity, and sustainability culture Bogi Witjaksono Director of Wholesale & International Service Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021 3 years 7 months Male 57 years old Wholesale & international services, global ESG standards in operations Honesti Basyir Director of Group Business Development Telkom Annual General Meeting of Shareholders (AGMS) on May 30, 2023 1 year 7 months Male 56 years old Group business development, sustainable growth, and ESG implementation at Telkom Group Appointments are finalized through the General Meeting of Shareholders (GMS). Similarly, the selection and appointment of the Board of Directors are conducted through the GMS, based on the competencies, expertise, and background required by the Company. Prospective members must meet the established criteria and undergo a fit and proper test. [GRI 2-10] All members of Telkom's Board of Commissioners and Board of Directors do not hold any financial or familial affiliations with other members or Controlling Shareholders. Throughout the reporting period, no conflicts of interest were identified regarding share ownership in suppliers or transactions that could result in conflicts of interest. [GRI 2-15] PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 32 Sustainability Governance Stakeholder Engagement Materiality Assessment

Performance Evaluation of the Board of Commissioners and Board of Directors Telkom implements a self-assessment policy for evaluating the performance of the Board of Commissioners. The Nomination and Remuneration Committee (KNR) conducts the assessment based on collegial key performance indicators (KPIs), which are derived from the core responsibilities of the Board of Commissioners. These responsibilities include supervising the Company's management policies and operations executed by the Board of Directors, providing guidance, and ensuring compliance with the Company's Long-Term Plan (RJPP), Annual Work Plan and Budget (RKAP), Corporate Strategic Scenario (CSS), and applicable laws and regulations. The performance evaluation results are subsequently reported to Shareholders at the GMS. Remuneration Policy The remuneration framework for Telkom's Board of Commissioners and Board of Directors is established in accordance with the Regulation of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 concerning SOE Organs and Human Resources. This is further reinforced by the Board of Commissioners' Decree Number 03/KEP/DK/2024 regarding remuneration entitlements. Unlike the evaluation of Board of Commissioners, the Board of Directors' performance evaluation is conducted through a self-assessment by each member, measuring both individual and collegial KPI achievements. These results are reviewed annually by a Public Accounting Firm that audits Telkom’s financial statements. The achievement report is presented to the Board of Commissioners and the Ministry of SOEs. The Public Accounting Firm review encompasses the methodology and consistency of KPI assessments for the Board of Directors. In 2024, the review confirmed no inconsistencies. [GRI 2-18] 1. Honorarium 2. Allowances, including: a. Religious Festival allowance; b. Transportation allowance; and c. Retirement insurance. 3. Facilities, including: a. Health facilities; and b. Legal aid facilities 4.Tantiem/Performance Incentives/Special Incentives 5. Long-Term Incentive (LTI) from the companies following performance and governance standards and aligned with international best practices 1. Salary 2. Allowances, including: a. Religious Festival allowance; b. Housing allowance; and c. Retirement insurance. 3. Facilities, including: a. Health facilities; b. Vehicle facilities; and c. Legal aid facilities 4.Tantiem/Performance Incentives/Special Incentives 5. Long-Term Incentive (LTI) from the companies following performance and governance standards and aligned with international best practices [GRI 2-19] The remuneration components for the Board of Commissioners include: The remuneration components for members of the Board of Directors consists of: 2024 SUSTAINABILITY REPORT 33 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

The Board of Comissioners has asked KNR to prepare a draft of the remuneration KNR has requested input from an independent party The independent party provided input to KNR The results are submitted to the GMS/ Minister of State Owned Enterprises GMS/Decree of the minister of State-Owned Enterprises Figure 3. Procedure and Mechanism of Remuneration of the Board of Commissioners and Board of Directors 1 4 5 2 3 The procedure for proposing and determining the remuneration of the Board of Commissioners and the Board of Directors of Telkom is as follows: 1. The Board of Commissioners requests the Nomination and Remuneration Committee to draft a remuneration proposal of the Board of Commissioners and the Board of Directors. 2. If necessary, the Nomination and Remuneration Committee may engage an independent party to develop a remuneration framework for the Board of Commissioners and the Board of Directors. 3. The Nomination and Remuneration Committee submits the remuneration framework to the Board of Commissioners. 4. The Board of Commissioners proposes remuneration for members of the Board of Commissioners and the Board of Directors to the GMS. 5. The GMS may delegate authority and power to the Board of Commissioners, with prior approval from Shareholders of Series A Dwiwarna to determine the remuneration for the members of the Board of Commissioners and the Board of Directors. [GRI 2-20] In 2023, the Ministry of SOEs issued Regulation Number PER-3/ MBU/03/2023 concerning SOE Organs and Human Resources (Permen 3 BUMN). Telkom has confirmed the implementation of this regulation through the GMS resolution for the 2022 financial year. One of the provisions under Permen 3 BUMN pertains to the suspension of partial payments of tantiem for the Board of Directors and Board of Commissioners. Telkom also enforces a clawback policy, which mandates the recovery of incentive-based compensation from current and former Board members if the Company is required to restate financial statements submitted to the United States Securities and Exchange Commission (SEC) under the Exchange Act. This restatement is necessary to correct material errors in previously issued financial statements or to address errors that could result in material misrepresentation if not rectified in the current reporting period. The Ministry of SOEs has incorporated this policy into the tantiem framework, stipulating a three-year suspension of tantiem payments for the Board of Commissioners and Board of Directors. PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 34 Sustainability Governance Stakeholder Engagement Materiality Assessment

Telkom acknowledges that the success of its sustainability strategy is highly dependent on strong relationships with key stakeholders. This approach ensures that Telkom’s sustainability strategy and programs effectively address the most impactful issues for its primary stakeholders. Telkom actively engages with internal and external stakeholders, fosters mutually beneficial relationships, and considers their perspectives and expectations through various communication channels. [POJK. E-4] [GRI 2-29] Stakeholder Engagement Stakeholders Engagement Methods Main Topics and Concerns Shareholders and Investors • Annual General Meeting of Shareholders (GMS), Extraordinary GMS, and quarterly performance explanation • Investor Conference and/or Non-Deal Roadshows • Achievement of operational and financial KPIs • Business development • Sustainability practices and climate risks • Good corporate governance practices Employee • Periodic meetings with management • Telkom Indonesia Employees Union (SEKAR TELKOM) • Trainings • Employee complaint center • Career path • Clarity of rights and obligations • Remuneration and other benefits • Increased competence Customer • Customer satisfaction survey • Customer complaint center • Network connection and coverage • Excellent service • Ease of complaint resolution • Data security and confidentiality Government • Bipartite meetings • Hearing Meeting with the House of Representatives (DPR) and working visit • Legal compliance and reporting • Ethical business practices • Cybersecurity Partners • Meetings during the procurement process, supervision of the implementation of work, supplier forums/gatherings, supplier satisfaction surveys, anti-bribery feasibility tests for suppliers • Fair and transparent procurement process • Objective selection and evaluation process • Implementation of work that meets occupational health and safety standards • Legal compliance and ethical business practices Community • Deliberation in planning of community empowerment activities, implementing activities and supervising program realization • Harmonious relationship • Positive contribution to economic and social life • Participation in other programs including environmental conservation activities Media • Press release • Media gathering • Press conference, as well as press briefing • Accuracy of the object reporting • Latest information • Transparency of operational, financial, and non-financial conditions 2024 SUSTAINABILITY REPORT 35 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

Telkom conducted a review of material topics for the 2023 financial year to assess their relevance and alignment with stakeholder expectations. This process was facilitated by Compared to 2023, material topics for the 2024 reporting period have been adjusted to enhance focus on specific issues, with the addition of a new material topic related to employee health and safety. These updates reflect industry trends in independent consultants, with the 2021 GRI Standard serving as the primary reference. [GRI 3-1] telecommunications as well as feedback from both internal and external stakeholders. The identified material topics are categorized under the three main pillars of Telkom Group’s sustainability framework. [GRI 3-2] Materiality Assessment Pillar Material Topics Relevant GRI standards Alignment with the SDGs Save Our Planet Climate Change and Energy Management • GRI 302 • GRI 305 Resource Management • GRI 306 12 RESPONSIBLE CONSUMPTION AND PRODUCTION Empower Our People Diversity, Equity, and Inclusion (DEI) • GRI 401 • GRI 404 • GRI 405 • GRI 406 04 QUALITY EDUCATION 05 GENDER EQUALITY 09 INDUSTRY, INNOVATION AND INFRASTRUCTURE Employee Health and Safety • GRI 403 03 GOOD HEALTH & WELL-BEING Understand the organization’s context Identify actual and potential impacts Prioritize the most significant impacts for reporting Assess the significance of the impacts Conduct a review to gain a comprehensive understanding of the ESG context in Telkom Group related to the following components: • The value chain, business activities, and strategic initiatives of Telkom and its subsidiaries. • Relevant sustainability standards, including disclosure frameworks (GRI, SASB, UN SDGs, IFRS S1 and S2) and ESG assessment criteria (MSCI, Sustainalytics, S&P, CDP). • Stakeholder feedback, incorporating ESG assessment results from the Financial and Development Supervisory Agency (BPKP), rating agencies, and input from investors. • ESG trends and best practices within the telecommunications industry. Impacts are prioritized using internal criteria based on the results of the organizational context review and stakeholder engagement process, led by Telkom’s Sustainability Sub-Department. The prioritized findings are subsequently submitted to management for approval. Stakeholders are actively engaged to assess Telkom Group’s operational impact, with significance determined based on severity and likelihood of occurrence. This is carried out through: • Workshops with Telkom Group work units responsible for managing ESG material topics in 2023, facilitated by independent consultants. • Interviews with external stakeholders, including regulators, investors, and rating agencies, facilitated by Telkom’s Investor Relations Unit and Sustainability Sub-Department. » » » 07 AFFORDABLE AND CLEAN ENERGY 13 CLIMATE ACTION 14 LIFE BELLOW WATER 15 LIFE ON LAND 06 CLEAN WATER AND SANITATION 11 SUSTAINABLE CITIES AND COMMUNITIES PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 36 Sustainability Governance Stakeholder Engagement Materiality Assessment

Figure 4. Telkom's Sustainability Framework Pillar Material Topics Relevant GRI standards Alignment with the SDGs Customer Experience • GRI 416 09 INDUSTRY, INNOVATION AND INFRASTRUCTURE 10 REDUCED INEQUALITIES 17 PARTNERSHIPS FORTHE GOALS Digital Inclusion and Community Engagement • GRI 413 01 NO POVERTY 02 ZERO HUNGER 03 GOOD HEALTH & WELL-BEING 04 QUALITY EDUCATION 05 GENDER EQUALITY 08 DECENT WORK AND ECONOMIC CROWTH 10 REDUCED INEQUALITIES 17 PARTNERSHIPS FORTHE GOALS Elevate Our Business Regulation Compliance • GRI 206 • GRI 417 16 PEACE, JUSTICE AND STRONG INSTITUTIONS Ethical Business Practice • GRI 205 16 PEACE, JUSTICE AND STRONG INSTITUTIONS Cyber Security and Data Privacy • GRI 418 16 PEACE, JUSTICE AND STRONG INSTITUTIONS 2024 SUSTAINABILITY REPORT 37 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

While the perspectives of Telkom’s subsidiaries were considered in the materiality assessment, each subsidiary may have distinct material topics due to variations in business activities. These activities range from telecommunications network provision to infrastructure management, each with different environmental and social impacts. One of Telkom’s subsidiaries, PT Telekomunikasi Seluler (Telkomsel), has conducted its own materiality assessment, identifying seven material topics categorized within its sustainability framework. Figure 5. Telkomsel's Sustainability Framework PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 38 Sustainability Governance Stakeholder Engagement Materiality Assessment

Holistically, Telkom’s risk management framework is aligned with ISO 31000:2018 – Risk Management: Principles and Guidelines. This framework provides guidance for identifying and managing ESG risks, an initiative that Telkom has implemented since 2023. In 2024, Telkom will conduct a comprehensive review of ESG risks, incorporating the company’s risk profile and International Sustainability Standards Board (ISSB) guidance for identifying sustainability risks and opportunities, as introduced in November 2024. The ISSB framework is based on four key concepts for identifying sustainability risks and opportunities. Risk Management and Sustainability Opportunities This review is led by Telkom’s Sustainability Sub-Department in coordination with relevant work units, particularly those involved in preparing IFRS S1 and S2-based reports. The review process generates a list of sustainability risks and opportunities with potential financial impacts, along with estimated impact timelines. This list will be continuously reviewed to ensure its relevance to business development, with active involvement from Telkom’s subsidiaries. [POJK. E-3] Recognizing the significance of identified risks and opportunities, Telkom has undertaken various initiatives to manage those risks. These initiatives are reflected in Telkom’s material topic programs and strategies, detailed in the relevant sections of this report. Furthermore, Telkom has implemented strategic risk mitigation measures as part of its Enterprise Risk Management (ERM) framework, further discussed in Telkom’s 2024 Annual Report. Telkom’s ERM system has been developed and is accessible via ermonline.telkom.co.id. Value chain coverage and interaction with society, economy, and environment Dependencies and impacts of resources and relationships Resources and relationships along the value chain Sustainability-related risks and opportunities that can be expected to impact prospects Concepts Underlying Sustainability Risks and Opportunities Source: ISSB, 2024 Table 3. Telkom's Sustainability Risks and Opportunities Climate Change and Energy Management* [R] Asset damage and service disruption caused by increasing extreme weather, such as heavy rainfall and temperature rise due to climate change Period Short to long term Mitigation/management actions Telkom's approach to managing risks associated with extreme weather events is outlined in the Save Our Planet section, under Climate Adaptation. This includes conducting climate risk assessments on land and building assets to evaluate climate exposure in 2030 and 2050, followed by adaptation measures such as infrastructure enhancements to address risks related to flooding and rising temperatures. [R] Increasingly stringent regulations on the management of Greenhouse Gas (GHG) emissions due to increasing stakeholder expectations can have an impact on increasing costs Period Medium to long term Mitigation/management actions Telkom's GHG emissions management strategies are detailed in the Save Our Planet section,under Climate Mitigation. These include strengthening emissions inventory management practices and implementing independent verification of Telkom Group’s GHG emissions calculations. 2024 SUSTAINABILITY REPORT 39 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

[O] Use of renewable energy to reduce emissions and optimize operational costs Period Medium to long term Mitigation/management actions Telkom’s renewable energy strategies are presented in the Save Our Planet section, under Climate Mitigation. This includes expanding the use of renewable energy sources such as solar photovoltaic (Solar PV) systems for Base Transceiver Station (BTS) towers. Resource Management [R] Increasingly stringent waste management regulations (e.g., e-waste) due to increased stakeholder expectations may have an impact on stricter supervision and sanctions Period Short to long term Mitigation/management actions Telkom’s waste management initiatives are outlined in the Save Our Planet section, under Waste Management. These initiatives include the implementation of hazardous and non-hazardous waste monitoring and partnerships with government-approved third-party waste management providers. Diversity, Equity, and Inclusion [R] Failure to meet the needs of talent diversity according to business needs due to a competitive labor market can have an impact on meeting company targets Period Medium to long term Mitigation/management actions Telkom’s talent diversity strategies are presented in the Empower Our People section, under Diversity, Equity, and Inclusion. These include recruiting individuals with disabilities, fostering an inclusive environment to retain female talent, and upholding human rights principles to ensure a supportive workplace for all employees. Employee Health and Safety [R] Inability to ensure the health, safety, security, and well-being of employees Period Short to long term Mitigation/management actions Telkom’s strategies for managing employee health, safety, and well-being are detailed in the Empower Our People section, under Employee Health and Safety. These include the implementation of the Occupational Health and Safety Management System (HSE) and various well-being initiatives aligned with Telkom’s Wellbeing Wheels framework. Customer Experience [R] Inability to meet customer needs and expectations related to products and services Period Medium to long term Mitigation/management actions Telkom’s approach to managing customer satisfaction risks is outlined in the Empower Our People section, under Customer Experience. This includes providing multiple customer feedback channels and ensuring inclusive services for individuals with disabilities. [O] Innovative product and service development opportunities as customer needs evolve in the digital era Period Medium to long term Mitigation/management actions Telkom’s strategy for capitalizing on product development opportunities is detailed in the Empower Our People section, under Customer Experience. This includes leveraging AI technology responsibly to drive innovation in product development. PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 40 Sustainability Governance Stakeholder Engagement Materiality Assessment

Digital Inclusion and Community Engagement [O] Improved brand image and company reputation due to the performance of social responsibility programs Period Short to long term Mitigation/management actions Telkom’s efforts to optimize reputation-building opportunities through social responsibility initiatives are presented in the Empower Our People section, under Community Involvement. These initiatives include expanding network coverage across Indonesia and implementing various community engagement programs that leverage Telkom’s digital capabilities. Regulation Compliance [R] Changes in regulations and reporting requirements that are increasingly stringent due to increased stakeholder expectations related to sustainability may have an impact on increasing operational costs Period Short to long term Mitigation/management actions Telkom’s approach to managing regulatory compliance risks is outlined in the Elevate Our Business section, under Regulatory Compliance. This includes systematically identifying new regulatory provisions and conducting legal reviews of corporate actions and third-party partnerships. [O] Increased credibility and reputation of the company driven by compliance performance Period Short to long term Mitigation actions Telkom’s strategy for leveraging compliance performance to strengthen its reputation is detailed in the Elevate Our Business section, under Regulatory Compliance. This involves enhancing the internal team’s capacity to effectively fulfill compliance responsibilities. Ethical Business Practice [R] Corruption and conflicts of interest, especially related to cooperation with third parties Period Short to long term Mitigation/management actions Telkom’s measures to mitigate corruption and conflict of interest risks are presented in the Elevate Our Business section, under Ethical Business Practices. These include the implementation of the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP), regular awareness campaigns, and training programs aimed at fostering an anti-corruption culture. Cyber Security and Data Privacy [R] Cyber incidents that may disrupt business operations and/or have an impact on personal data leakage and a decrease in customer trust Period Short to long term Mitigation/management actions Telkom’s cybersecurity risk management strategies are outlined in the Elevate Our Business section, under Cybersecurity and Data Privacy. These include the implementation of policies on personal data protection and information governance to enhance employee awareness. [O] Business opportunities to provide secure digital services amid cybersecurity threats can enhance Telkom's position as the top choice for customers Period Medium to long term Mitigation/management actions Telkom’s strategy to capitalize on secure digital service opportunities is detailed in the Elevate Our Business section, under Cybersecurity and Data Privacy. This includes investments in IT infrastructure to enhance customer service security. * Climate-related risks and opportunities have been comprehensively identified using the recommendations of the TCFD framework and IFRS S2, and are presented in the Save Our Planet section ** [R] risk, [O] opportunity ***Short-term is defined as the next 5 years, medium term = 5 to 15 years, and long term = 15+ years 2024 SUSTAINABILITY REPORT 41 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

In 2024, Telkom updated its sustainability strategy to align with evolving sustainability challenges and stakeholder expectations, as reflected in the revised material topics. Additionally, Telkom has conducted a review of its 2023 targets, considering national regulations, international standards, independent consultant validations, and internal capability assessments. This process has resulted in the establishment of a new set of targets for 2030, integrated into the company’s sustainability strategy. Telkom’s sustainability strategy is represented by the GoZero% brand, reflecting the company’s commitment to responsible business growth guided by ESG principles. [POJK. A.1] [POJK. E.5] Sustainability Strategy A clear target to achieve Net Zero impact The term "Zero%" directly conveys a commitment to reducing negative environmental impact to zero or as close to zero as possible. Action-oriented language with the prefix "GO": The "GO" prefix symbolizes a dynamic, action-oriented approach, indicating that Telkom Indonesia is proactively moving toward impactful change. Shape of the letter "e": The form of the letter "e" represents openness to innovation and new approaches in sustainability. It signifies flexibility and a forward-thinking mindset. Circular symbol "0": The use of the "0" symbol to replace the letter "o" is visually appealing and carries symbolic meaning. The circle represents perfection, continuity, and inclusivity, aligning with the values of sustainability. Percentage symbol "%": Visually emphasizes measurable goals related to the ESG commitment. These goals appear more tangible and trackable, which is essential for ESG reporting and transparency. Context and clarity: "Sustainability Action by Telkom Indonesia" explicitly communicates that GoZero% is an initiative focused on sustainability. Blue color: Blue is a versatile color that aligns with Telkom Indonesia's ESG journey, symbolizing trust, sustainability, unity, and innovation. Font size variation: The smaller font size of "GO" in "GoZero%" emphasizes the primary goal of zero impact, symbolizing a journey that begins with small steps but aims for a significant outcome. This visual highlights "Zero%" as the main objective and reinforces the importance of gradual progress toward sustainable transformation. Figure 6. GoZero% Logo Philosophy PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 42 Sustainability Governance Stakeholder Engagement Materiality Assessment

To ensure the effective implementation of its strategy and the achievement of sustainability targets across Telkom Group, Telkom has developed and disseminated the Telkom Group Sustainability Master Plan 2024–2030 to work units and subsidiaries. This initiative is part of Telkom’s broader efforts to enhance awareness and cultivate a sustainability-oriented corporate culture within the organization. [POJK. F.1] Telkom Group's 2030 Sustainability Target GoZero% Sustainability Action by Telkom Indonesia Telkom Indonesia is committed to building a sustainable future through the application of ESG principles, with a focus on creating long-term value that fosters positive impact on society and the environment through innovative solutions and services. Save Our Planet Empower Our People Elevate Our Business Climate change and energy management • 20% reduction in Telkom Group's GHG emissions in scope 1 and 2 compared to 2023 base year Resource management • 70% of office waste is diverted from landfill • A minimum of 70% of fiber optic cable waste is diverted from landfill Diversity, equity, and inclusion • 32% of female employees • 27% of female employee representation at managerial level • 1.5% of employees have disabilities • 25% digital talent Employee health and safety • Ensuring 0 deaths due to work accidents every year • Employee engagement index at the 'highly engaged' level / score > 80" Customer experience • Achieved an NPS score in the Excellent category with a score above 62 points Digital inclusivity and community engagement • 10% of Small and Micro Enterprises (SMEs) supported by Telkom to upgrade every year Regulation compliance • 100% compliance rate with applicable regulations without any major cases proven every year Ethical business practices • 100% of employees sign an integrity pact • 100% of Telkom and 13 directly owned subsidiaries are certified SNI ISO 37001:2016 Anti-Bribery Management System • 100% of complaints through the WBS (Whistleblowing System) that are eligible are followed up every year • 100% of complaints related to human rights violations are followed up every year Cybersecurity and data privacy • Ensure 0 critical data leaks per year • 100% employee completion rate in cybersecurity awareness training 2024 SUSTAINABILITY REPORT 43 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

Telkom has identified seven priority Sustainable Development Goals (SDGs) where Telkom Group can generate the most significant environmental and social impact. These priority SDGs align with Telkom’s material topics and commitments. Telkom actively collaborates with stakeholders to implement sustainability initiatives that contribute to achieving all 17 SDGs. In addition, through its Social and Environmental Responsibility (TJSL) program, Telkom consistently expands its contributions toward achieving the SDGs in Indonesia. Detailed information on the implementation of Telkom’s TJSL program can be found in the Save Our Planet section for environmental programs, Empower Our People for social initiatives, and Telkom’s 2024 Annual Report. [GRI 2-22] Support for the Sustainable Development Goals SDG Description Telkom Group's Commitment Initiative* 04 QUALITY EDUCATION Ensure Inclusive and Equitable Equality Education and Promote Lifelong Learning Opportunities for All Telkom Group as a driver of equity and improvement of the quality of digitalization in the education sector, and actively contributes to developing outstanding digital talent • Capacity building and scholarship programs to encourage long-term learning of employees (p. 87) • Improving access and quality of education in an integrated manner through programs that provide access to learning applications, internet and computers to schools and digital training targeting students, teachers, groups of persons with disabilities and in the context of women's empowerment (pp. 104-107) 05 GENDER EQUALITY Achieve Gender Equality and Empower All Women and Girls Telkom Group strives to promote gender equality in the workplace • Setting a target for the percentage of female employee representation at the managerial level in Telkom Group (p.82) • Creating an inclusive work environment (provision of lactation room, and employee resource group (Srikandi Telkom) (pp. 89-90) 08 DECENT WORK AND ECONOMIC CROWTH Promote Sustained, Inclusive and Sustainable Economic Growth, Full and Productive Employment and Decent Work for All Telkom Group creates an equitable digital ecosystem to support various economic activities in every segment and level of society ∙ The SMEs development program is integrated through the provision of access to funding and coaching that aims to strengthen the digital capabilities and capacity of SMEs including Go Modern, Go Digital, Go Online and Go Global towards a resilient and independent SMEs (pp. 108-111) 09 INDUSTRY, INNOVATION AND INFRASTRUCTURE Build Resilient Infrastructure, Promote Inclusive and Sustainable Industrialization and Foster Innovation Telkom Group accelerates the development of reliable and equitable telecommunication infrastructure, as well as providing the best service for customers ∙ Accelerating network equity in remote, outermost, and underdeveloped areas (p. 102) ∙ Running a sociodigipreneurship program in collaboration with students from universities in Indonesia by facilitating the innovation of technology-based solutions to social and economic challenges in society (p. 106) 12 RESPONSIBLE CONSUMPTION AND PRODUCTION Ensure Sustainable Consumption and Production Patterns Telkom Group continues to innovate to realize sustainable resource and waste management and in line with circular economy principles ∙ Setting targets to reduce the amount of waste discharged directly into landfill (p.48) ∙ Using eco-friendly materials in product packaging development (p. 64) PT TELKOM INDONESIA (PERSERO) TBK Sustainability at Telkom 44 Sustainability Governance Stakeholder Engagement Materiality Assessment

SDG Description Telkom Group's Commitment Initiative* Take Urgent Action to Combat Climate Change and Its Impacts Telkom Group is committed to reducing carbon footprint from business operations and value chain in line with the Indonesian government's net zero emission target • Conducting external verification for the calculation of GHG emissions as the basis for setting decarbonization targets (p. 49-51) • Running the Gerakan Peduli Efisiensi Energi (GePEE) as an energy efficiency initiative (p. 52) 16 PEACE, JUSTICE AND STRONG INSTITUTIONS Promote Peaceful and Inclusive Societies for Sustainable Development, Provide Access to Justice for All and Build Effective, Accountable and Inclusive Institutions at All Levels Telkom Group always implements good corporate governance and upholds the principles of transparency and accountability as the foundation of responsible business practices • Implementing an anti-bribery management system, as well as socialization and training to all Directors and employees (p. 127-129) • Provide access and channels for all stakeholders to submit complaints through the Telkom Integrity Line (p. 129-130) * This initiative is non-exhaustive and is only intended to provide examples of initiatives carried out by Telkom Group. 13 CLIMATE ACTION 2024 SUSTAINABILITY REPORT 45 Risk Management and Sustainability Opportunities Sustainabilitty Strategy Support for the Sustainable Development Goals

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 46 PT TELKOM INDONESIA (PERSERO) TBK 03 Save Our Planet PT TELKOM INDONESIA (PERSERO) TBK

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 47

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 48 PT TELKOM INDONESIA (PERSERO) TBK Telkom is committed to taking a role in realizing a greener ecosystem through sustainable business practices, by reducing the environmental impact that may result from the company's business operations. Telkom focuses on climate-related risk and waste management efforts. In addition to these two material topics, Telkom also reported on two other environmental topics, including water management and biodiversity conservation to meet national disclosure standards. Material Topics 2030 Target 2024 Performance Climate change and energy management 20% reduction in Telkom Group's GHG emissions in scope 1 and 2 compared to 2023 base year 2.6% increase in Telkom Group's scope 1 and 2 GHG emissions compared to the 2023 base year. - 2.0% reduction in scope 1 emissions due to efficiency improvements in operational vehicles use. - 2.8% increase in scope 2 emissions due to addition of 3,531 Telkomsel BTS. - 8.1% reduction in scope 3 emissions due to efficiency improvement in company's capital expenditure. Resource management 70% of office waste is diverted from landfill Telkom has not formally documented waste management efforts, but office waste generation decreased by 6,387 tons this year. A minimum of 70% of fiber optic cable waste is diverted from landfill 80%* of fiber optic cable waste is diverted from final disposal. Save Our Planet Climate change and energy management Resource management Other environmental management • Climate mitigation • Climate adaptation • Waste management • Water management • Biodiversity Save Our Planet *This figure is calculated by comparing the amount of cable waste that can and has been reused to the cable waste collected by TIF.

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 49 Climate Mitigation Emissions Inventory Management Climate change presents a significant global challenge that demands collective action across industries. Recognizing this, Telkom Group is committed to implementing mitigation efforts with a primary focus on energy management, aligning with its emission profile, which is largely driven by electricity Since 2020, Telkom has consistently measured Scope 1 and 2 GHG emissions from its operational activities. In 2024, Telkom marks a key milestone by expanding its inventory to include Scope 3 emissions to provide a more complete assessment of emissions across its value chain. GHG emissions calculations conducted for Scope 1, 2, and 3 adhere to the GHG Protocol consumption. In 2024, Telkom Group redefined its GHG inventory base year to 2023 to enhance data coverage and ensure comprehensive reporting across all subsidiaries. Consequently, Telkom Group has also adjusted its GHG reduction targets to reflect this broader scope. Corporate Accounting & Reporting Standard, which cover Telkom, 13 directly owned subsidiaries, 29 indirectly owned subsidiaries, and 8 affiliated entities, all consolidated in Telkom’s financial statements. For this Sustainability Report, detailed emissions data is limited for Telkom and 13 direct subsidiaries, in line with the defined reporting scope. Climate Change and Energy Management Management Approach Telkom has established a formal policy governing sustainability practices, outlined in the Board of Directors Regulation. This policy defines the sustainability governance structure and management guidelines for material topics including climate change and energy management. Telkom also complies with national environmental and climate regulations, including Minister of Energy and Mineral Resources Regulation No. 14 of 2012 on Energy Management and Minister of SOEs Regulation No. PER-1/MBU/03/2023 on Special Assignments and Social and Environmental Responsibility Programs for SOEs. Furthermore, Telkom has set quantitative targets to reduce Scope 1 and 2 GHG emissions by 2030 and has redefined its base year to 2023. Telkom also has developed a master plan for infrastructure development (Future State Architecture) which comprises of policies on the use of renewable energy to support emission reduction goals. To track progress, Telkom has developed a GHG inventory dashboard covering the entire Telkom Group and conducted its first GHG emission verification this year. In addressing climate-related risks, Telkom collaborated with an independent party to publish the 2023 Climate Risk Report, aligning with the TCFD/ IFRS S2 guidelines. The report details governance of climate-related issues, strategy, risk management, and performance metrics for measuring Telkom’s climate-related performance.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 50 PT TELKOM INDONESIA (PERSERO) TBK 28. 41% 3.03% 0.05% 10.46% 23.02% 0.00% 0.00% 2.60% 32.43% Category 1 Category 6 Category 3 Category 11 Category 2 Category 8 Category 5 Category 13 Category 15 Figure 8. Telkom Group's Scope 3 GHG emissions FY2024 disaggregated by category Figure 7. Telkom Group's Scope 1, 2, and 3 GHG Emissions 2.500,00 2.000,00 1.500,00 1.000,00 500,00 - 2024 2023 2022 2,028.37 1,972.91 1,919.58 307.02 333.98 284.02 82.09 83.73 93.73 tCO2e (Thousand) Scope 1 Scope 2 Scope 3 PT TELKOM INDONESIA (PERSERO) TBK

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 51 Table 4. Telkom Group's GHG Emissions Scope 3 FY2024 by Category Category tCO2e Percentage Upstream Categories Category 1 Purchased goods and services 87,218 28.41% Category 2 Capital goods 70,677 23.02% Category 3 Fuel and energy-related activities (not covered by Scope 1 or Scope 2) 0.3 0.00% Category 5 Waste generated in operation 0.7 0.00% Category 6 Business travel 32,119 10.46% Category 8 Assets leased upstream 7,986 2.60% Downstream Categories Category 11 Use of sold products 99,559 32.43% Category 13 Downstream leased assets 148 0.05% Category 15 Investments 9,308 3.03% Total 307,017 100.00% Telkom Group identifies pollutants from its operations within its GHG inventory, including carbon dioxide (CO2), methane (CH4), non-fossil methane (CH4), nitrous oxide (N2O), and hydrofluorocarbons (weighted average) (HFCs). In 2024, there were no recorded cases of air pollution from Telkom Group's operations that had an environmental impact. Telkom Group’s total GHG emissions in 2024 amounted to 2,417,474 tons of CO2e, covering direct Scope 1 emissions from fuel combustion, indirect Scope 2 emissions from electricity use, and Scope 3 emissions from value chain activities. A detailed explanation of the source of each emission is elaborated in Appendix 5. The primary contributor of Telkom Group’s emission is coming from Scope 2 emissions, accounting for 84% (2,028,372 tons CO2e) of total emissions, followed by Scope 3 at 13% (307,017 tons CO2e) and Scope 1 at 3% (82,085 tons CO2e). Compared to the 2023 base year, Scope 2 emissions increased by 55,460 tons CO2e, primarily due to the expansion of Telkomsel BTS infrastructure by 3,531 units. Conversely, Scope 3 emissions decreased by 8.1%, reaching 307,017 tons CO2e, attributed to efficiency improvement in company's capital expenditure. Telkom conducted prioritization of relevant Scope 3 categories to be disclosed based on emission significance, data availability, and industry benchmarking. This results in nine categories of Scope 3 emission sources across the value chain detailed in Table 4. A full breakdown of Scope 1, 2, and 3 emissions is presented in the Environmental Performance Table. The calculation above is also documented in the 2024 GHG Inventory Report, followed by a verification process conducted by an independent party for the first time in 2024. This process aims to ensure the completeness of the calculation and enhance data credibility and transparency. GHG emission information for each Subsidiary is presented in Appendix 1. To improve emissions management, Telkom is formalizing procedures and governance for its GHG inventory in 2024. The procedures and governance aim to build the foundation of structured and systematic GHG emission inventory and reporting practices. The formalization of the GHG governance in 2024 is reflected in the clear division of roles and responsibilities between parties. Data Managers are assigned at Telkom and its subsidiaries to ensure data accuracy, completeness, and quality. The coordination role with the Data Manager is carried out by the Sustainability Management Unit. 2024 SUSTAINABILITY REPORT

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 52 PT TELKOM INDONESIA (PERSERO) TBK Decarbonize our Operation Energy Efficiency Telkom has set a 2030 decarbonization target of a 20% reduction in Scope 1 and 2 emissions from the 2023 base year. In support of this target, Telkom aims to develop a strategy that includes key initiatives to reduce emissions from the company's Telkom Group continues to enhance energy efficiency measures, particularly involving lighting and cooling systems in the building. In 2024, Telkom continued the energy efficiency awareness movement, also known as the Gerakan Peduli Efisiensi Energi (GePEE) initiative, introduced in 2023. This program integrates energy saving initiative (e.g., turning off unused lights and air conditioning) and adoption of Internet of Things (e.g., smart offices). For lighting system, Telkom maintains the use of LED lights, zoning-based lighting controls, and optimized operation schedules to balance energy savings with user comfort. operational activities. Some of these initiatives have been carried out, mainly related to energy efficiency efforts and the use of renewable energy. [POJK F.7] [POJK F.12] Additionally, Telkom maintains several initiatives on cooling systems, including the implementation of elevator zoning in office buildings in Surabaya and Jakarta, utilization of 6mm reflective glass to reduce heat absorption, temperature regulation at 25–27o C, and adoption of environmentally friendly refrigerants. Telkom Group’s commitment to energy efficiency is reflected in its investment, with expenditures from 2022-2024 detailed in the Environmental Costs table. These investments cover the procurement and retrofitting of LED lights, energy-efficient refrigerants, batteries, and low-energy monitors. Innovation of Green Data Center Figure 9. Green Data Center by NeutraDC, Left: front view, Right: top view NeutraDC, a Telkom subsidiary specializing in data center management, is developing green data centers in Cikarang and Batam with capacities of 121.5 MW and 51 MW, respectively. The development of the Hyperscale Data Center (HDC) in Batam is being carried out through a joint venture with renewable energy provider Medco Energy. These green data centers are designed to enhance energy efficiency through the implementation of high-density racks, specialized cooling systems, and optimized data distribution. If the necessary system requirements are met, this approach is expected to improve energy efficiency while simultaneously reducing operational costs.

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 53 As part of its commitment to transitioning toward a net zero emission, Telkom Group has deployed renewable energy at BTS and public facilities. Key initiatives are outlined in the Highlight Box below. Utilization of Renewable Energy Solar and Microhydro Power Plants Telkom subsidiaries have used renewable energy sources in their energy mix. By 2024, Telkomsel has utilized 9,559 GJ of energy from solar panels and microhydro sources to support its operations. Telkomsel operates 274 BTS units powered by solar panels and one BTS unit utilizing microhydro energy. These BTS units are deployed not only in major urban areas but also in underdeveloped, and outermost regions of Indonesia to ensure reliable connectivity. The BTS utilizing microhydro energy is located in Sijunjung Regency, West Sumatra. In addition, PT Dayamitra Telekomunikasi (Mitratel) – a subsidiary responsible for Telkom BTS operations—is gradually electrifying BTS units in rural areas by replacing fossil-fueled genset with solar panel technology. As of 2024, 1.6% of Mitratel’s total energy consumption, equivalent to 3,590 GJ, is derived from renewable sources, specifically solar energy. [POJK F.7] Figure 10. BTS tower with solar PV

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 54 PT TELKOM INDONESIA (PERSERO) TBK Aceh Besar Aceh Singkil Sabang Simeuleu North Bengkulu Seluma Merangin Sarolangun Batang Hari Anambas Batam Bintan Anambas Islands Lingga Natuna West Lampung Tanggamus Kapuas Kapuas Murung Raya Seruyan Berau Kelay West Kutai East Kutai Mahakam Hulu Mentawai Islands South Coast South Solok Musi Rawas Gunungsitoli Nias West Nias Nias Induk South Nias North Nias Central Tapanuli Pandeglang Sumenep Bima West Lombok Central Lombok Rote Ndao Sabu Raijua Central Sumba Batang Lupar Bengkayang Entikong Kapuas Hulu Kayong Utara Ketapang Ketungau Hulu Central Ketungau Kubu Raya Landak Melawi Puring Kencana Sambas Sanggau Seluas Sintang Kota Baru Distribution of BTS Tower equipped with Solar PV Figure 11. Distribution of BTS tower with solar PV owned by Telkom Group across Indonesia

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 55 Paser Asmat Mappi Biak Numfor Boven Digoel Deiyai Dogiyai Intan Jaya Keerom Yapen Islands Mamberamo Raya Central Mamberamo Merauke Nabire Pegunungan Bintang Puncak Puncak Jaya Sarmi Supiori Tolikara Yahukimo Yalimo Binter Bulungan Malinau Simanggaris Buru South Buru Aru Islands Tanimbar Islands Tual City Southwest Maluku Central Maluku Southeast Maluku West Southeast Maluku West Seram East Seram West Halmahera South Halmahera Central Halmahera East Halmahera North Halmahera Sula Island Ternate City Tidore Islands City Morotai Island Taliabu Island Kaimana Manokwari East Lombok Sumbawa West Sumbawa Alor Belu Eastern Flores Kupang Manggarai West Manggarai Nagekeo Sikka East Sumba North Gorontalo Bone Bolang Pohuwato

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 56 PT TELKOM INDONESIA (PERSERO) TBK Solar-powered Public Street Lighting Innovation Telkom Group has also deployed solar-powered public street lighting as part of its renewable energy initiatives. In The Telkom Hub area, 77 units of solar-powered public street lighting (PJUTS) have been installed, with a solar charging duration of 5-6 hours and an operational capacity of up to 12 hours per day. The system's daily energy consumption is recorded at 55.44 kWh, contributing to an estimated annual energy savings of 20,235.6 kWh for the Telkom Landmark Tower (TLT). This translates to potential cost savings of approximately Rp29,234,371 per year, based on an electricity rate of Rp1,444.7/kWh. Figure 12. Street lighting with solar PV technology Telkom Group has expanded its use of electric vehicles (EVs) to support operational activities, complemented by providing EV charging station points. Currently, 17% of Telkom’s total operational vehicle fleet consists of EVs. This includes four EVs used for operational support and eight EVs designated as official vehicles for Telkom’s board of directors. Furthermore, Telkom’s subsidiary, TLT as a subsidiary of PT Graha Sarana Duta, has incorporated 157 EVs into its fleet and installed 18 EV charging stations. By 2024, Telkom Property has also deployed 418 electric motorcycles for operational use. Other Telkom subsidiaries have installed additional EV charging stations, with Telkomsat operating 1 charging point and Telkom Property operating 14 charging points. Other initiatives

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 57 Sustainable Material Innovation: Glass Fiber Reinforced Polymer Tower In 2024, Mitratel, a subsidiary of Telkom, launched a pilot initiative to reduce carbon emissions at telecommunications tower sites. This initiative involved replacing steel telecommunication tower poles with Glass Fiber Reinforced Polymer (GFRP) structures at a site in Balikpapan. The project was conducted in collaboration with multiple research institutions, including ORITEC, the University of Indonesia, the Bandung Institute of Technology (ITB), and the Telkom Test House (TTH). Research and testing on GFRP materials began in 2023, and the material was officially certified in March 2024 by Yayasan Lembaga Afiliasi Penelitian dan Industri – ITB. Initial findings from the pilot initiative indicate an estimated reduction of 0.119 tons of CO2 emissions per tower. If scaled to 265 towers, this initiative could potentially reduce carbon emissions by 856.96 tons of CO2, based on the reduced embedded emissions from the material production process. In addition to lowering the carbon footprint, GFRP offers advantages such as reduced maintenance costs and enhanced safety during installation. This initiative aligns with Telkom Group’s ESG principles by prioritizing environmental impact reduction, occupational safety improvements, and a commitment to innovation and transparency in business sustainability. Figure 13. Glass Fiber Reinforced Polymer Tower Climate Adaptation Telkom Group acknowledges the increasing risk of climate change and its potential impact on all business lines, including service quality for customers. In response, Telkom initiated a climate risk assessment in 2023, incorporating the identification of climate risks and opportunities, as well as climate scenario analysis, to guide adaptation strategies. The methodologies, processes, results, limitations, and assumptions are detailed in the 2023 Climate Risk Report, in alignment with the IFRS S2 disclosure framework.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 58 PT TELKOM INDONESIA (PERSERO) TBK Climate Risk Assessment Identification of climate-related risks and opportunities Telkom identifies climate-related risks and opportunities for two categories, namely physical and transition risks, assessed over short-term (next 5 years), medium-term (5–15 years), and long-term (beyond 15 years) horizons. The methodology for identifying these risks and opportunities is detailed in the 2023 Climate Risk Report. Physical [R] risks: 1. Acute: • [R] Increased intensity and frequency of extreme rainfall that may cause flooding. • [R] Increased intensity and frequency of cyclones that may disrupt company operations. • [R] Increased frequency of forest fires that may disrupt company operations. • [R] Increased heatwave frequency that may disrupt company operations. 2. Chronic: • [R] Rising temperatures, leading to asset damage, infrastructure degradation, and decreased productivity of field workers. • [R] Increased rainfall that may cause flood. • [R] Rising sea levels that may lead to infrastructure damage. • [R] Increased drought that may disrupt company operations. Transition risks [R] and opportunities [O]: 1. Policy and legal: [R/O] An increase in carbon prices driven by increasingly stringent carbon tax regulations to encourage decarbonization. 2. Technology: [O] Use of renewable energy to reduce emissions and optimize operational costs; [O] Technological developments to drive energy efficiency. 3. Market: [R/O] Increased energy and electricity costs from rising supply chain energy tariffs; [R/O] Increasing demand for ecological/climate-friendly products from consumers. 4. Reputation: [R/O] Reputational impact based on company’s success or inability to meet stakeholder expectations of climate action. Climate scenario analysis In 2023, Telkom conducted a climate scenario analysis focusing on extreme rainfall and temperature rise to assess exposure risks to land and building assets. The analysis employed Shared Socioeconomic Pathways (SSP) scenarios SSP1-2.6 and SSP5- 8.5 from the Intergovernmental Panel on Climate Change (IPCC) for physical climate risks and utilized the Network for Greening the Financial System (NGFS) Current Policy and Net Zero scenarios for transition risks. A subsequent analysis in 2024 expanded asset mapping to identify locations in disaster-prone areas, referencing the 2023 Indonesian Disaster Risk Index issued by the National Disaster Management Agency (BNPB). This enhanced analysis supports Telkom prioritization of at-risk areas for adaptation measures. The results of this process are shown in the two images below.

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 59 Figure 14. Percentage of land and building assets exposed to extreme rainfall and temperature rise in the SSP5-8.5 scenario in 2030 Figure 15. Percentage of land and building assets exposed to extreme rainfall and temperature rise in the SSP5-8.5 scenario in 2050 0.1% Assets Maluku 0.2% Assets Maluku 0.3% Assets Sulawesi 0.5% Assets Sulawesi 0.1% Assets Kalimantan 0.4% Assets Kalimantan 0.2% Assets Sumatera 1.6% Assets Sumatera 0.5% Assets Jawa 1.3% Assets Jawa 0.1% Assets Papua 0.7% Assets Papua

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 60 PT TELKOM INDONESIA (PERSERO) TBK Figures 14 and 15 show the number and distribution of land and building assets in disaster-prone locations based on BNPB that are exposed to extreme rain/flood in 2030 and 2050. The mapping of these locations serves to assist Telkom in determining priority areas in the planning and implementation of the company's adaptation efforts. The highest number of exposed assets is consistently represented by assets on Java and Sumatra, followed by Sulawesi. Going forward, Telkom will use the results of this analysis as input to strengthen its business resilience. Telkom also assesses transition risks, which includes 1) carbon pricing, 2) renewable energy adoption, 3) increasing energy costs, 4) reputational impact in meeting stakeholder’s expectations. This analysis uses the NGFS Net Zero and Current Policy scenarios and aims to identify the exposure from carbon pricing enforcement, solar panel investment costs, and energy costs. The findings indicate potential exposure to carbon costs of approximately Rp2.7 trillion by 2050 under the NGFS Net Zero scenario. Additionally, solar panel investment costs are projected to decrease from Rp229 billion in 2030 to Rp140 billion in 2050 due to global low-carbon transition efforts. Energy costs, including electricity and fuel, are expected to grow at a compound annual rate of 4.4–4.5% until 2050 under the same scenario. The full assessment results and methodology are available in the 2023 Climate Risk Report. Telkom has established a strategy to enhance business resilience to climate risks, including setting key metrics and targets, with GHG emissions as a main metric which will be continuously monitored. Telkom’s target includes Scope 1 and 2 emissions reduction by 20% by 2030, compared to the 2023 base year, and achieve net zero for Scope 1 and 2 emissions by 2030. In responding to physical risks, Telkom has implemented various mitigation measures, such as upgrading building infrastructure to improve flood resilience by incorporating climate projections into infrastructure installation and new building construction. The company also conducts regular flood risk assessments, particularly for critical assets like Automatic Telephone Centers (STO) and outdoor equipment. In addition, the company ensures optimal cooling systems in buildings to prevent overheating and equipment damage due to high temperatures, while also maintaining field worker productivity through the Finance & Asset Operation Unit. Telkom has established flood disaster response guidelines and a Business Continuity Management system in place since 2010, applicable across all organizational levels. It has also formed a Crisis Management Team responsible for ensuring effective emergency response and ongoing monitoring to prevent secondary incident impacts. Telkom is also certified with ISO 22301:2019 for its Business Continuity Management System (BCMS), ensuring operational continuity and mitigation of business disruption risks. To anticipate flood risks, Telkom has also provided flood mitigation equipment and facilities, such as water pumps, particularly in areas identified as flood prone. These measures have helped minimize the impact of past flooding events in Telkom Group, during which production tools and network equipment were secured and no casualties occurred. In cases where floods cause power outages, the affected telecommunications network remains operational through the activation of backup generators. In addition to implementing disaster management systems, Telkom also considers the results of climate risk assessments when making decisions related to planning, construction, and facility upgrades. Moving forward, Telkom aims to continue taking proactive steps in climate adaptation, including building partnerships with research institutions, government agencies, and other third parties. Telkom is also committed to complying with international climate disclosure standards. In 2024, Telkom has submitted a response to the Carbon Disclosure Project (CDP) to enhance transparency in disclosing initiatives related to specific environmental topics, including climate change. Telkom received a score of B for CDP Climate and C for CDP Water. Climate adaptation measures

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 61 Climate Risk Assessment by Telkomsel In 2024, Telkomsel, a subsidiary of Telkom, has initiated its climate risk assessment process. In alignment with Telkom, Telkomsel identifies climate-related risks (R) and opportunities (O) that may impact its business operations. These risks are categorized into physical and transition risks. Physical climate risks include both acute and chronic risks. Acute risks encompass extreme heat (R) and extreme rainfall (R), while chronic risks involve long-term temperature rise (R). For transition risks, Telkomsel has identified climate-related risks and opportunities across four themes, as outlined in IFRS S2. Policy and legal risks arise from increasing carbon prices (R) and the tightening of climate-related regulations (R). Technological opportunities includes advancements in green technology (O) and the adoption of renewable energy (O) present potential benefits. Market risks and opportunities covers rising fuel prices and fluctuations in electricity costs (R), as well as increasing demand for climate-friendly products and services (O). Reputational considerations highlights how climate change issues may influence the company's reputation (R/O), depending on its ability to meet stakeholder expectations. A more detailed analysis of the identified risks, opportunities, and the methodologies used will be provided in Telkomsel climate risk report. Table 5. Summary of Telkom's Climate Disclosure in accordance with IFRS S2 Information disclosed Description Governance Description of the board of directors' oversight of climate-related risks and opportunities In 2024, Telkom established a Sustainability Committee, chaired by the President Director and comprising directors responsible for risk, network & IT, and human capital. The committee is supported by a working group that includes heads of work units, the Sustainability & Corporate Communication Group Manager (acting as secretary), and representatives from relevant departments, including sustainability, network & IT, assets, human capital, social responsibility, risk, legal & compliance, investor relations, and financial accounting. The Sustainability Committee is responsible for overseeing, formulating, and providing guidance ESG performance plans, targets, and metrics, including climate-related initiatives. Additionally, the committee ensures the implementation of sustainability programs and compliance with regulatory requirements, including the publication of the Sustainability Report. Description of management's role in assessing and managing climate-related risks and opportunities The primary responsibility for sustainability and climate-related matters is assigned to the SVP of Group Sustainability & Corporate Communication. This role encompasses policy development, management, and governance of sustainability and climate-related initiatives. The SVP is supported by the Corporate Communication Sub-Department and the Sustainability Sub-Department. The Sustainability Sub-Department is responsible for managing and directing sustainability initiatives across the organization. Led by the VP of Sustainability, this department oversees the formulation and execution of sustainability strategies and policies, including climate-related initiatives such as GHG emissions inventory management, ESG communications, and sustainability reporting. The VP of Sustainability is supported by the AVPs of Sustainability Strategy & Programs, Sustainability Execution & Monitoring, and Sustainability Branding & Reporting. Key responsibilities include setting GHG emission reduction targets, consolidating data on emission sources, and reviewing GHG inventory reports before submission to stakeholders.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 62 PT TELKOM INDONESIA (PERSERO) TBK Information disclosed Description Strategy A description of climate-related risks and opportunities that the organization has identified in the short, medium, or long term Telkom has identified climate-related risks and opportunities that may impact the company over the short (within the next five years), medium (5–15 years), and long term (beyond 15 years). These risks are detailed in the Climate Risk Assessment section. The methodology for identifying climate-related risks and opportunities is elaborated in the 2023 Climate Risk Report. A description of the impact of climate-related risks and opportunities that have been identified on the organization's business, strategy, and financial planning The identified risks include increased intensity and frequency of extreme rainfall, which can lead to flooding, infrastructure damage, operational disruptions, and service quality deterioration, ultimately impacting customer satisfaction. Rising temperatures also pose additional risks, such as increased energy demand for cooling, overheating of equipment, and reduced employee productivity due to heat stress. These risks contribute to higher operating costs, increased insurance premiums, and additional capital expenditures for asset replacement and investments. A description of the resilience of the organisation's strategy, taking into account different climate scenarios, including the 2°C scenario Telkom has outlined the organization's efforts and strategies to adapt to physical climate risks in the Climate Risk Assessment section. Telkom’s resilience to transition risks is pursued through the implementation of various climate initiatives, including decarbonization through carbon offset, reforestation, and energy efficiency programs. The use of renewable energy, such as solar panels and solar fuel cells in green BTS and green data centers also supports emission reduction. Telkom also implements energy efficiency programs to reduce the risk of fluctuations in energy and electricity costs, such as Gerakan Peduli Efisiensi Energi (GePEE). To maintain its reputation, the company regularly communicates ESG initiatives and collaborates with ESG ratings to improve the quality of reporting and climate action. Risk Management A description of the associated processes and policies that organizations use to identify, assess, prioritize, and monitor climate-related risks and opportunities Telkom employs a combination of top-down and bottom-up approaches to identify climate-related risks and opportunities through document reviews and cross-unit workshops. These risks are categorized as either physical or transition risks. A more detailed analysis is conducted using climate scenario modeling for priority risks, with coordination led by the Sustainability Sub-Department. Risk monitoring is an ongoing process aimed at tracking developments, evaluating mitigation effectiveness, and identifying emerging risks. Risk management strategies include acceptance, avoidance, mitigation, and risk transfer, which are integrated into the company’s overall management framework. Additionally, Telkom has developed a Business Continuity Plan (BCP) to manage risks associated with natural disasters such as floods, droughts, and extreme weather. This plan incorporates Business Impact Analysis and disaster recovery measures. Metrics and Targets Performance and climate targets defined by the organization Telkom has established climate-related metrics and targets, with GHG emissions serving as a primary performance indicator. The company aims to achieve a 20% reduction in Scope 1 and Scope 2 GHG emissions by 2030 compared to the 2023 base year, with a long-term goal of achieving net-zero emissions for Scope 1 and Scope 2 by 2060. In 2024, the company recorded a 2,6% increase in Scope 1 and Scope 2 GHG emissions compared to the 2023 base year. The breakdown of XXX Group’s GHG emissions performance by scope is as follows: • Scope 1 emissions: 2,0% reduction due to operational vehicle efficiency initiatives. • Scope 2 emissions: 2,8% increase due to the addition of 3,531 Telkomsel BTS sites. • Scope 3 emissions: 8.1% reduction due to capital expenditure efficiencies activities.

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 63 Resource Management Management Approach Resource management at Telkom is governed by the Regulation of the Board of Directors on sustainability governance. This formal policy serves as a guideline for the governance of both resource management and climate change and energy management. Telkom has set a 2030 target to minimize environmental impact by diverting office and fiber optic cable waste from disposal. Telkom has conducted annual performance monitoring and evaluation through recording and responsible waste management. [GRI 3-3] Waste Management Telkom’s core operations rely on material resources, such as communication support equipment, to ensure the seamless delivery of services to customers. In the process, these activities produce waste that requires responsible management following sustainability principles. Telkom has implemented office waste sorting through trash bin facilities spread throughout Telkom office buildings. In the future, Telkom will continue to strive to enrich its responsible waste management and documentation initiatives. [POJK F.14] E-waste management One of the wastes generated by Telkom Group's operational activities is fiber optic cable waste. Telkom targets a minimum of 70% of fiber optic cable waste to be diverted from final disposal by 2030. Until 2024, it is recorded that the amount of fiber optic cable waste diverted from final disposal by TIF is 176,046 kg or 80% of the total cable waste. This figure is calculated by comparing the amount of cable waste that can and has been reused to the cable waste collected by TIF. The procedure for sorting and recycling fiber optic cable waste carried out by TIF involves cooperation with third parties. Partners involved are including Alfa-spark, Haidong, KSP, Pandawa, Semitech, Tio Putra Sulung, Yifeng, TMS, Mukti Mandiri Lestari, Griyo Asri 45, Airmas Tanjung, Devina Mandiri Sejahtera, Margo Mulyo Logam, and Triado Jayano Abadi. In addition, Telkom Group also separates e-waste from non-electronic waste. This e-waste generally comes from outdated and unused devices. Telkom has also implemented product end-of-life management for IT hardware such as computers, servers, and routers, which are included in Customer Premises Equipment (CPE) through its subsidiaries, namely PINS and Telkomsel. The collected CPE devices are then separated by category based on the treatment required. The categories are ready-to-use refurbished devices, devices as a backup for employee work tools, devices sold to third parties, and devices to be written off. In addition, Telkom's subsidiary, Telkomsel, has also carried out modem waste management. By 2024, a total of 149,433 units of modem devices (including ONT or Optical Network Terminals and STB or Set Top Box) will be repaired or reused. Telkom partners with certified hazardous and electronic waste processors, one of which is PT Triguna Abadi, to support the implementation of the Eduvice program (see Highlight Box). Telkom conducts partner selection to ensure that waste management procedures by partners run in accordance with Local Regulations. In the future, Telkom is committed to ensuring the implementation of responsible waste management practices.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 64 PT TELKOM INDONESIA (PERSERO) TBK Reduction of Paper Use through Digitalization Telkom promotes digitalization by implementing a policy on the use and distribution of information through online system, such as online official memo, virtual meetings, joint files, online surveys, and IT-based HR services. This aims to maximize the digitalization efforts and IT adoption to reduce use of paper. Paperless system is also enforced in sending bills to customers. This practice also be found in Telkom Subsidiaries. PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra), a subsidiary of Telkom, for example, in 2024 has managed to reduce its paper use by 35% compared to 2023. Use of Environmentally Friendly Materials Although Telkom does not produce physical products, its subsidiaries, Telkomsel, have used environmentally friendly materials for product manufacturing and packaging. In 2024, Telkomsel has replaced the packaging of 32,034,250 SIM cards from PET (Polyethylene terephthalate) to paper for regular products including Telkomsel Lite and byU. [POJK F.5] Telkomsel also recycles SIM card wastes along with their casing into paving blocks and phone holders. The wastes are collected from Telkomsel's partners throughout Indonesia and then managed by a third party called PlusTik who have been active in the waste management field. As of 2024, Telkomsel has produced 75,000 paving blocks and 20,000 phone holders. In the future, the recycled paving blocks will be used for new building construction materials at Telkomsel Smart Office (TSO), while phone holders will be redistributed to outlets for various purposes. Figure 16. Paving block and phone holder from SIM card and its casing waste

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 65 eduvice: A Joint Movement to Reduce E-Waste In 2024, Telkom continued the Electronic Device Donation for Education (eduvice) program, initially launched in 2022. The program encourages Telkom employees to donate electronic devices such as smartphones, laptops, and tablets. Employees can contribute their donations through two designated channels: donation boxes placed in Telkom office buildings across Indonesia and the eduvice website. The collected electronic devices are then sorted and refurbished before being distributed as educational support tools. The program follows the Reduce, Recycle, and Reuse approach in managing electronic waste. The reduce stage includes raising awareness among employees about environmental issues and the importance of minimizing electronic waste. The Recycle stage Moving forward, Telkom plans to expand the scope of the program, including increasing employee participation across its subsidiaries. includes sorting and repairing damaged devices to restore their functionality. The Reuse stage includes distributing refurbished devices to underprivileged communities, with priority given to educational institutions. Electronic devices that cannot be repaired or reused are processed through certified electronic waste disposal facilities. One of Telkom’s waste management partners, PT Triguna Abadi, is a certified hazardous waste (B3) management provider specializing in environmentally friendly e-waste disposal. Since its launch in 2022, the Eduvice program has successfully processed 516 devices, with 313 units distributed to 89 institutions, including orphanages, schools, and other educational organizations across Indonesia. Some of the beneficiary schools include: Supporting Waste Reduction Actions • SMKN 5 Bandung • SDN Citere • SMA Pasundan 2 Cianjur • SMK Mandiri Bersemi Cianjur • SMPN 51 Bandung • SMPN 1 Cileunyi Bandung • MIN 2 Bandung • MTs Al-Hasan Bandung • SMPN 9 Cirebon • SDN 054 Tikukur Bandung • SDN 265 Griya Bumi Antapani Bandung • SDN 087 Bina Harapan Bandung • SD Ibnu Rusyd Bandung • SMKN 7 Bandung • SMAN 3 Cirebon • SMA PGRI 1 Bandung • MA Assawiyah Bandung • SDN Sukalilah Sumedang Figure 17. Distribution of Eduvice electronic equipment donation

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 66 PT TELKOM INDONESIA (PERSERO) TBK Other Environmental Management Water Management Telkom Group sources its water supply from the Regional Drinking Water Company (PDAM). Recognizing the potential environmental impacts associated with water use, Telkom Group is committed to implementing responsible water management practices across its operational buildings. To support this initiative, Telkom Group operates Sewage Treatment Plant (STP) facilities that process liquid waste through filtration stages. This ensures that wastewater discharged into urban sewer systems or recycled for reuse meets safety standards and does not contain grey or black water. [POJK F.14] The liquid waste output standards from Telkom Group’s STP facilities comply with Ministry of Environment and Forestry Regulation No. 68 of 2016. As of 2024, these facilities are operational in several Telkom Group buildings, including Graha Merah Putih (GMP) Pekanbaru Telkomsel Telecommunication Centre (TTC) Pekanbaru II, East North Sumatra Regional Area, Telkom Sigma District, West Jakarta Regional Area, West Jakarta OPMC and North Jakarta, Graha Telkom Property, Multimedia Tower, Telkom Landmark Tower (TLT) Jakarta, GMP Bubat, TTC Solo Baru, GMP Pahlawan, and TLT Manyar. Although Telkom has not yet established a quantitative target for liquid waste reduction or recorded the composition of substances in treated wastewater, Telkom will conduct data collection and monitoring to enhance water management practices in the future. Provision of Reverse Vending Machine (RVM) As part of its commitment to fostering an environmentally responsible work culture, Telkom promotes waste management awareness and sustainable habits among employees. In the Telkom Hub workplace, 2 reverse vending machine (RVM) units have been installed, allowing employees to exchange plastic bottles for redeemable points. In 2024, Telkom have processed 48.1 kg or 2,572 plastic bottle waste. The collected plastic waste is processed into various recycled products, including tote bags, pouches, laptop bags, and other reusable items. To facilitate the provision and management of RVMs, Telkom collaborates with a third-party recycling partner, named PlasticPay. Figure 18. Reverse Vending Machine located in the Telkom Hub area

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 67 Water Conservation Initiatives Inside and Outside the Telkom Group Environment Wastewater Recycling for Landscaping Irrigation In addition to STP facilities, Telkom Group has implemented wastewater recycling initiatives by repurposing condensed wastewater from Air Handling Units (AHU) for cooling systems and irrigation of building landscapes. This conservation effort utilizes water from STP facilities and is managed by the Telkom Shared Service Center (TSSC) at the Telkom Hub operational area. Moving forward, TSSC aims to expand wastewater recycling for additional purposes. Figure 19. Telkom Group's Sewage Treatment Plant (STP) facilities

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 68 PT TELKOM INDONESIA (PERSERO) TBK Enhancing Community Access to Clean Water and Sanitation As an effort to support the achievement of SDG 6, Telkom actively contributes to providing access to clean water and proper sanitation for the community, especially in areas that still face limited water infrastructure. Telkom participates in building and repairing clean water facilities, such as borewells, water treatment plants, and water distribution systems in various regions. In addition, Telkom also takes a role through the construction of proper bathing, washing, and toilet facilities as well as education and training related to a clean and healthy lifestyle in the community. In 2024, these programs were implemented in 19 provinces, covering 70 locations and benefiting over 35,000 individuals. Key target areas include Mantingan Tengah Village, Jakenan District, Pati Regency, Central Java; Ciladaeun Village, Muhara Village, Lebak Regency, Banten; and Billa Village, East Nusa Tenggara. Other targeted provinces include East Java, Banten, Central Java, DKI Jakarta, South Sulawesi, and West Nusa Tenggara. These initiatives are conducted in collaboration with local governments, communities, and strategic partners to ensure long-term effectiveness and sustainability. One such partnership is with the Amil Zakat Harapan Duafa Institute (LAZ Harfa) in Cikeusal Village, Serang, Banten. Impact assessments indicate that the Social Return on Investment (SROI) for this program in 2024 is 1:3.51. Biodiversity Conservation Telkom Group recognizes the environmental impact of its business operations, including GHG emissions and waste, as outlined in the previous section. As part of its commitment to environmental responsibility, Telkom actively participates in biodiversity conservation, despite not having operational areas directly in the conservation zones. Our responsibility is further reflected in the absence of public complaints related to environmental issues arising from Telkom’s operations in 2024. [POJK F.9] [POJK F.16] Through collaboration with institutions and local communities, Telkom contributes to ecosystem preservation. The Telkom Social Responsibility Center (SRC), in coordination with subsidiaries and third-party partners, is responsible for implementing environmental programs that support carbon sequestration and environmental sustainability. In 2024, these initiatives included reforestation, conservation of terrestrial and marine ecosystems (mangrove planting and coral reef rehabilitation), and community engagement programs aimed Figure 20. Clean water distribution by Telkom to community

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 69 Figure 21. WebGIS Dashboard showing the area of planting by SRC Telkom In addition to terrestrial ecosystem conservation, Telkom is actively engaged in marine ecosystem restoration initiatives. In 2024, Telkom planted 62,250 mangrove trees (Rhizophora mucronata) and transplanted 896 coral reef substrates (Acropora sp and Porites sp) across multiple coastal areas in Indonesia. These activities were conducted in locations including Lebak and Tunda Island (Serang Regency), Mayangan Village (North Coast of Subang), Pantai Bahagia Village (Bekasi), Tambak Bulusan Karang Tengah Village (Demak Regency), Panggungrejo Village (Pasuruan Regency), Bungah (Gresik Regency), Karimunjawa National Park, Morella Village (Central Maluku Regency), and Lanjukang Island (Makassar City). To ensure the sustainability of these efforts, Telkom collaborates with academic institutions, community groups, and environmental foundations for post-planting maintenance and monitoring. In Tambak Bulusan Demak Village, Telkom partners with the SDGs Center of Diponegoro University on Aksi Restorasi Bumi initiatives. In North Sumatra, Telkom works with local organizations such as Baitulmaal Muamalat (BMM) and the Tanjung Rejo Mangrove Group to oversee mangrove conservation efforts. Monitoring for the coral reef transplantation program in Lanjukang is carried out in collaboration with the Gusung Tallasa Community (Gustalkom) and Hasanuddin University. at reducing carbon emissions and raising awareness at the community level. [POJK F.10] [POJK F.16] In 2024, Telkom facilitated the planting of 102,450 trees across a total area of 4.6 hectares, in partnership with local communities through Telkom’s Hutan Binaan Digital program. The reforestation efforts were implemented in various villages, including Sukanagara and Simpang in Cianjur Regency; Balekembang, Mangunjaya, Sukajadi in Sukabumi Regency; Kulur in Majalengka Regency; Bukit Siregol in Purbalingga Regency; Selo in Boyolali Regency; Madenan and Les Buleleng in Bali; and Pasempe Village in Bone Regency. The species planted include mango (Mangifera indica), avocado (Persea americana), palm (Arenga pinnata), resin (Agathis dammara), durian (Durio zibethinus Murr), cacao (Theobroma cacao), mahogany (Swietenia mahagoni), petai (Parkia speciosa), guava (Psidium guajava), and sonokeling (Dalbergia latifolia). To enhance transparency and monitoring, Telkom developed a WebGIS (Web Geographic Information System) visualization platform, providing real-time tracking of conservation areas and tree locations. This platform is accessible through the Telkom Green Digital website.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 70 PT TELKOM INDONESIA (PERSERO) TBK We appreciate PT Telkom Indonesia’s participation in the Green Belt Mangrove Wali Planting program in Mayangan Village, Subang Regency. This initiative plays a crucial role in preserving mangrove ecosystems and promoting environmentally sustainable aquaculture practices. Through this collaboration, we are making a tangible contribution to the restoration of degraded coastal forests, fostering healthier and more sustainable ecosystems. The Coral Reef Restoration Program in the Lanjukang Island area is a significant initiative in protecting our marine ecosystem. This program involves multiple stakeholders, including the local community of Lanjukang Island, the Gustalkom Community, academic representatives, and other partners, working together to preserve the marine biodiversity of Makassar City. Mr. Irawan Marhadi (Beneficiary representative, President Director of the Wanadri Foundation) Ariady Arsal (Beneficiary representative, Chairman of the Gustalkom Community) " " In collaboration with Diponegoro University and Telkom University, Telkom has begun measuring carbon stock levels resulting from its Corporate Social Responsibility progrsm, especially in the environment sector. In 2024, measurements were conducted across 10 locations, recording an average above-ground biomass carbon stock of 1.38 tons C/hectare in mangrove planting areas and 0.11 tons C/hectare in reforestation and revegetation areas. With a total conservation area of 105.8 hectares, the estimated total carbon stock in the soil is 69.18 tons. Moving forward, Telkom will expand its mangrove planting and revegetation initiatives as part of its commitment to biodiversity conservation and climate resilience.

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 71 Collective Action for Environmental Conservation Aksi Restorasi Bumi To support the Sustainable Development Goals (SDGs), particularly climate action, Telkom launched the Aksi Restorasi Bumi in November 2024 in Tambak Bulusan Village, Demak Regency, Central Java. This program, integrated into the Digiland 2024 running event, enables participants to convert every 5 km run into one mangrove seedling. As a result, 18,000 mangrove seedlings have been collected and planted to aid in the rehabilitation of coastal areas affected by erosion. To ensure the long-term survival of the planted mangroves, Telkom is collaborating with the SDGs Center of Diponegoro University for ongoing maintenance and monitoring. Figure 22. Aksi Restorasi Bumi Bumi Berseru Festival Community participation is a key factor in the success of Telkom’s environmental initiatives. In 2024, Telkom launched the Bumi Berseru Festival, serving as a platform for collaboration among community organizations and environmental advocacy groups. The event was attended by 2,318 participants from 527 communities across 227 cities and districts, resulting in the development of 236 Eco Product innovations across three categories, recycled and upcycled products (e.g., miniature motorcycles made from cans), eco-friendly materials (e.g., clothing dyes derived from mangrove waste), and circular economy products (e.g., organic trays from dry leaf waste and woven pandan waste bags). Figure 23. Bumi Berseru Festival activity poster

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 72 PT TELKOM INDONESIA (PERSERO) TBK Telkomsel Aksi Jaga Bumi As part of its sustainability commitment, Telkomsel, one of Telkom’s subsidiaries, has introduced several environmental initiatives under the Telkomsel Jaga Bumi campaign, in partnership with Plustik and Jejakin. One of these initiatives, implemented via the MyTelkomsel app, allows users to calculate their carbon footprint and redeem Telkomsel Poin for tree planting. In October–November 2024, this initiative facilitated the planting of 10,600 mangrove trees in conservation areas across Angke Kapuk Nature Park and Pantai Indah Kapuk Mangrove Ecotourism, Jakarta, Kendal Regency, Demak Regency, Semarang City, and Cilacap Regency, Tanjung, Karawang, and Tanjung Kait, Tangerang City. Other Telkomsel Jaga Bumi programs include Public Clean-Up in Maros, South Sulawesi, which covers the Puteh River to Ramang Ramang village pier, and also disaster response training through the PANJI Volunteer Disaster Response drill in the Telkomsel Emergency Response and Recovery Activity (TERRA) program, designed to raise public awareness and preparedness for potential disasters. In addition to the public clean-up, education on waste sorting and recycling was also carried out as part of this series of activities, involving environmental student communities, river communities, local residents, and Telkomsel employees through the Employee Volunteering Program (EVP). To strengthen disaster resilience, Telkomsel initiated the TERRA Emergency Response and Recovery Activity (TERRA) program, which includes PANJI Volunteer Disaster Response Training. This program empowers students and youth groups from environmental and disaster preparedness communities with training in risk mapping and resource allocation, early warning systems and safe evacuation networks, also emergency management integration. Participants are encouraged to enhance their disaster awareness and contribute to conservation efforts, particularly in the Maros-Pangkep Karst Area. Figure 24. Tree planting activity by Telkomsel

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 73 Community Assistance in Integrated Waste Management by NeutraDC Mangrove Planting in the Cable Landing Area by Telin NeutraDC has supported the community in Jambidan Village, Yogyakarta, in developing waste management facilities, providing waste processing machines, and distributing separated waste bins to 10,450 residents. This initiative began in March 2024. NeutraDC partnered with the Omah Nyantrik Community to assist residents in managing waste within the village. The facility is capable of processing organic waste into pulp for maggot bioponds, which can then be utilized in the local livestock industry. As of 2024, Telin, through its #TelinforCOMMUNITY initiative, has planted 15,000 mangroves and empowered 19 local farmers around Telin's cable landing site in Tanjung Pakis, Karawang. As one of the areas most severely affected by coastal erosion in West Java, Telin is committed to ensuring the healthy growth of the planted mangroves. The latest monitoring results show a survival rate of 97%, well above the global average. Figure 25. Mangrove Planting in the Cable Landing Area by Telin Figure 26. Community Assistance in Integrated Waste Management by NeutraDC

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 74 PT TELKOM INDONESIA (PERSERO) TBK Environmental Costs Telkom and its subsidiaries allocate resources annually to support environmental initiatives. These funds are used for energy efficiency improvements and supporting ecosystem * Environmental costs related to energy efficiency are based on expenses incurred for the procurement and maintenance of environmentally friendly equipment such as LED lighting, refrigerants, energy-efficient batteries, and eco-friendly monitors. The figures in the table are represented by Mitratel, NeutraDC, and TelkomSigma. ** Environmental costs for other environmental initiative programs are calculated based on costs incurred for the conservation and revegetation of Hutan Binaan Digital, mangrove planting, coral reef transplantation, and IoT-enabled climate actions. The numbers in the table are represented by Telkom and Mitratel. conservation and climate action initiatives. Details of Telkom Group’s environmental cost over the past three years are presented in Table 5. [POJK F.4] Table 6. Telkom Group's environmental costs for 2022-2024 (in Rupiah) Details 2024 2023 2022 Costs for energy efficiency* 57,443,772,856 26,083,011,122 23,495,000,000 Costs to support Environmental initiative programs** 11,199,138,467 5,571,836,437 8,076,562,399

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 75 Fluctuations in recorded waste and water data are attributed to multiple factors. Telkom Group has introduced waste management initiatives, including the sorting domestic and electronic waste, the provision of categorized waste bins, and the reuse of fiber optic cables. Additionally, in 2024, a reduction in the number of employees occurred due to the early retirement program, contributing to lower waste generation. The increase in water usage from 2022 can be attributed to the transition to post-pandemic conditions, coinciding with broader economic recovery efforts. Conversely, the reduction in water consumption in 2024 reflects the impact of environmental initiatives and workforce reductions, which have contributed to overall efficiency in resource usage. [POJK F.8] [POJK F.13] [GRI 306-3] Environmental Performance Table 7. Resource Management Performance Metric Telkom Group 2024 2023 2022 Waste management* Total waste generated (tons) 285,480 291,867 293,397 Non-hazardous waste (tons) 277,591 285,570 285,225 Hazardous waste (tons) 7,890 6,297 8,172 Water management** Water consumption (m3) 8,270,437 9,202,221 6,974,490 * Non-hazardous waste data includes TLT organic and inorganic waste, as well as non-electronic solid waste Telkom Akses, NeutraDC, Telkomsat, and Telkom Property. Hazardous waste data includes Telkomsel, Telkomsat, and Telkom Property's electronic waste data, as well as medical waste data from Telkom entities in the health sector, namely Telkomedika and Yakes (Yayasan Kesehatan) Telkom. These two entities are also included in the calculation considering the specific circumstances on the nature of their business. TLT waste data in 2022 is converted from m3 with a conversion constant based on the DKI Jakarta standard waste conversion units. Adjustments have been made to the disclosed information in response to changes in the reporting scope. This year, the reporting coverage includes Telkom and its subsidiaries, aligning with the availability of verifiable data. Moving forward, improvements will be implemented in the data collection process to enhance the representativeness of information across all Telkom Group entities. ** Adjustments have been made to the disclosed information due to changes in the reporting scope from previous years. The 2024 reporting scope now includes Telkom and its subsidiaries, ensuring that disclosed data aligns with the availability of accountable information. Telkom Group's data is represented by Telkom Property, Mitratel, NeutraDC, PINS, TelkomSigma, Metranet, Telkomsat, and Telkom Infra office buildings across Indonesia.

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 76 PT TELKOM INDONESIA (PERSERO) TBK Table 8. GHG Emissions Performance (in tonnes of Co2 equivalent/ tCO2e)* *Emission calculation figures across Subsidiaries may vary due to differences in emission factors and calculation methodologies. **The minus sign (-) indicates that there has been an increase in energy use compared to the previous year. Metric Telkom Group PT Telkom Indonesia Tbk PT Telekomunikasi Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) PT Telekomunikasi Indonesia International (Telin) PT Telkom Data Ekosistem (NeutraDC) Other Subsidiaries 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG emissions (tCO2e) 2,417,474 2,390,618 2,297,331 412,716 410,215 394,461 1,665,409 1,596,979 1,537,940 53,706 62,743 61,109 65,356 111,117 112,284 105,844 89,398 22,695 114,443 120,166 168,842 Scope 1 dan 2 2,110,457 2,056,642 2,013,307 349,735 351,856 349,273 1,530,403 1,454,709 1,407,652 37,896 38,588 42,733 12,120 60,054 64,008 105,233 76,081 22,695 75,071 75,355 126,946 Scope 1 82,085 83,730 93,727 25,087 25,429 25,561 19,337 19,866 19,314 3,446 3,848 4,284 833 3,273 2,598 3,311 360 90 30,072 30,954 41,880 Fugitive emission – refrigerant 27,522 26,981 26,041 12,925 12,793 12,749 6,833 7,301 6,559 49 48 48 152 2,532 2,382 3,129 280 74 4,434 4,026 4,230 Fuel combustion – stationary 27,381 28,045 28,628 8,035 8,510 8,512 8,179 8,240 8,239 1,262 1,535 2,041 401 504 92 143 54 15 9,361 9,201 9,728 Fuel combustion – mobile 27,182 28,705 39,057 4,126 4,126 4,300 4,325 4,325 4,517 2,135 2,265 2,194 280 237 123 39 26 0 16,277 17,727 27,923 Scope 2 2,028,372 1,972,912 1,919,580 324,648 326,426 323,713 1,511,066 1,434,842 1,388,338 34,450 34,740 38,449 11,287 56,781 61,410 101,922 75,721 22,605 44,999 44,401 85,066 Scope 3 307,017 333,976 284,024 62,981 58,360 45,188 135,006 142,271 130,288 15,810 24,155 18,377 53,236 51,063 48,276 612 13,317 0 39,372 44,811 41,896 Category 1 87,218 72,727 84,823 31,983 5,117 6,623 4,177 10,491 22,126 440 400 359 45,804 44,454 43,696 0 0 0 4,815 12,265 12,018 Category 2 70,677 102,673 49,300 16,665 37,983 10,589 22,366 20,624 13,831 15,252 22,785 17,923 4,576 6,110 4,580 184 13,173 0 11,635 1,999 2,376 Category 3 0 0 3 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 3 Category 5 1 81 71 0 0 0 1 73 63 0 0 0 0 0 0 0 0 0 0 8 8 Category 6 32,119 30,240 36,346 14,233 15,102 27,813 8,873 3,927 657 106 963 94 2,857 499 0 428 144 0 5,623 9,604 7,783 Category 8 7,986 7,750 6,379 0 0 0 0 0 0 12 8 0 0 0 0 0 0 0 7,974 7,742 6,379 Category 11 99,559 99,421 86,473 0 0 0 99,559 99,421 86,473 0 0 0 0 0 0 0 0 0 0 0 0 Category 13 148 107 32 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 148 107 32 Category 15 9,308 20,978 20,597 101 157 163 30 7,735 7,138 0 0 0 0 0 0 0 0 0 9,177 13,086 13,296 Emission intensity (tonnes CO2/Rp billion revenue) 14.07 13.78 13.67 7.61 6.86 6.23 13.50 14.21 12.29 4,11 4,49 5,53 1,00 5,27 5,61 89,47 140,25 46,89 2,20 2,16 2,40 Energy management Total energy use (GJ) 9,153,835 9,055,129 8,979,190 1,430,271 1,444,698 1,434,309 6,374,794 6,067,332 5,882,005 175,481 183,467 203,583 85,460 488,100 510,553 546,293 314,425 93,744 541,535 557,107 854,996 Electricity consumption (GJ) 8,399,996 8,270,986 8,073,290 1,263,090 1,271,084 1,262,648 6,203,011 5,894,719 5,711,360 128,226 130,680 146,788 76,226 478,090 507,665 543,813 313,328 93,537 185,629 183,084 351,292 Purchased electricity consumption from total energy consumption (%) 91.8% 91.3% 89.9% 88.3% 88.0% 88.0% 97.3% 97.2% 97.1% 96.8% 96.7% 96.1% 89.2% 98.0% 99.4% 99.6% 99.7% 99.8% 56.9% 56.0% 57.7% Fuel consumption (GJ) 753,838 784,143 905,900 167,181 173,614 171,662 171,783 172,613 170,645 47,255 52,786 56,794 9,234 10,010 2,888 2,480 1,097 206 355,905 374,023 503,704 Reduced energy use (GJ)** 98,705 75,939 679,835 -14,427 10,389 2,576 307,462 185,328 564,985 -7,986 -20,116 -14,967 -402,640 -22,453 12,632 231,868 220,681 93,744 -15,573 -297,889 20,866 Reduced energy use (%)** 1.09% 0.8% 8.2% -1.0% 0.7% 0.2% 5.1% 3.2% 10.6% -4.4% -9.9% -6.8% -82.5% -4.4% 2.5% 73.7% 235.4% 0% 15.9% 10.3% 6.2% Energy intensity (GJ/Rp billion revenue) 61.04 60.68 60.96 31.10 28.16 25.60 56.25 59.27 51.34 19.04 21.35 26.34 7.05 42.82 44.71 464.45 579.64 193.68 15.09 15.01 17.47 Total electricity usage (kWh) 2,333,332,275 2,297,496,081 2,242,580,551 350,858,393 353,078,972 350,735,460 1,723,058,613 1,637,421,993 1,586,488,807 35,618,327 36,300,030 40,774,581 21,174,012 132,802,909 141,018,083 151,059,230 87,035,600 25,982,570 51,563,700 50,856,577 97,581,051

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 77 Metric Telkom Group PT Telkom Indonesia Tbk PT Telekomunikasi Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) PT Telekomunikasi Indonesia International (Telin) PT Telkom Data Ekosistem (NeutraDC) Other Subsidiaries 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG emissions (tCO2e) 2,417,474 2,390,618 2,297,331 412,716 410,215 394,461 1,665,409 1,596,979 1,537,940 53,706 62,743 61,109 65,356 111,117 112,284 105,844 89,398 22,695 114,443 120,166 168,842 Scope 1 dan 2 2,110,457 2,056,642 2,013,307 349,735 351,856 349,273 1,530,403 1,454,709 1,407,652 37,896 38,588 42,733 12,120 60,054 64,008 105,233 76,081 22,695 75,071 75,355 126,946 Scope 1 82,085 83,730 93,727 25,087 25,429 25,561 19,337 19,866 19,314 3,446 3,848 4,284 833 3,273 2,598 3,311 360 90 30,072 30,954 41,880 Fugitive emission – refrigerant 27,522 26,981 26,041 12,925 12,793 12,749 6,833 7,301 6,559 49 48 48 152 2,532 2,382 3,129 280 74 4,434 4,026 4,230 Fuel combustion – stationary 27,381 28,045 28,628 8,035 8,510 8,512 8,179 8,240 8,239 1,262 1,535 2,041 401 504 92 143 54 15 9,361 9,201 9,728 Fuel combustion – mobile 27,182 28,705 39,057 4,126 4,126 4,300 4,325 4,325 4,517 2,135 2,265 2,194 280 237 123 39 26 0 16,277 17,727 27,923 Scope 2 2,028,372 1,972,912 1,919,580 324,648 326,426 323,713 1,511,066 1,434,842 1,388,338 34,450 34,740 38,449 11,287 56,781 61,410 101,922 75,721 22,605 44,999 44,401 85,066 Scope 3 307,017 333,976 284,024 62,981 58,360 45,188 135,006 142,271 130,288 15,810 24,155 18,377 53,236 51,063 48,276 612 13,317 0 39,372 44,811 41,896 Category 1 87,218 72,727 84,823 31,983 5,117 6,623 4,177 10,491 22,126 440 400 359 45,804 44,454 43,696 0 0 0 4,815 12,265 12,018 Category 2 70,677 102,673 49,300 16,665 37,983 10,589 22,366 20,624 13,831 15,252 22,785 17,923 4,576 6,110 4,580 184 13,173 0 11,635 1,999 2,376 Category 3 0 0 3 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 3 Category 5 1 81 71 0 0 0 1 73 63 0 0 0 0 0 0 0 0 0 0 8 8 Category 6 32,119 30,240 36,346 14,233 15,102 27,813 8,873 3,927 657 106 963 94 2,857 499 0 428 144 0 5,623 9,604 7,783 Category 8 7,986 7,750 6,379 0 0 0 0 0 0 12 8 0 0 0 0 0 0 0 7,974 7,742 6,379 Category 11 99,559 99,421 86,473 0 0 0 99,559 99,421 86,473 0 0 0 0 0 0 0 0 0 0 0 0 Category 13 148 107 32 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 148 107 32 Category 15 9,308 20,978 20,597 101 157 163 30 7,735 7,138 0 0 0 0 0 0 0 0 0 9,177 13,086 13,296 Emission intensity (tonnes CO2/Rp billion revenue) 14.07 13.78 13.67 7.61 6.86 6.23 13.50 14.21 12.29 4,11 4,49 5,53 1,00 5,27 5,61 89,47 140,25 46,89 2,20 2,16 2,40 Energy management Total energy use (GJ) 9,153,835 9,055,129 8,979,190 1,430,271 1,444,698 1,434,309 6,374,794 6,067,332 5,882,005 175,481 183,467 203,583 85,460 488,100 510,553 546,293 314,425 93,744 541,535 557,107 854,996 Electricity consumption (GJ) 8,399,996 8,270,986 8,073,290 1,263,090 1,271,084 1,262,648 6,203,011 5,894,719 5,711,360 128,226 130,680 146,788 76,226 478,090 507,665 543,813 313,328 93,537 185,629 183,084 351,292 Purchased electricity consumption from total energy consumption (%) 91.8% 91.3% 89.9% 88.3% 88.0% 88.0% 97.3% 97.2% 97.1% 96.8% 96.7% 96.1% 89.2% 98.0% 99.4% 99.6% 99.7% 99.8% 56.9% 56.0% 57.7% Fuel consumption (GJ) 753,838 784,143 905,900 167,181 173,614 171,662 171,783 172,613 170,645 47,255 52,786 56,794 9,234 10,010 2,888 2,480 1,097 206 355,905 374,023 503,704 Reduced energy use (GJ)** 98,705 75,939 679,835 -14,427 10,389 2,576 307,462 185,328 564,985 -7,986 -20,116 -14,967 -402,640 -22,453 12,632 231,868 220,681 93,744 -15,573 -297,889 20,866 Reduced energy use (%)** 1.09% 0.8% 8.2% -1.0% 0.7% 0.2% 5.1% 3.2% 10.6% -4.4% -9.9% -6.8% -82.5% -4.4% 2.5% 73.7% 235.4% 0% 15.9% 10.3% 6.2% Energy intensity (GJ/Rp billion revenue) 61.04 60.68 60.96 31.10 28.16 25.60 56.25 59.27 51.34 19.04 21.35 26.34 7.05 42.82 44.71 464.45 579.64 193.68 15.09 15.01 17.47 Total electricity usage (kWh) 2,333,332,275 2,297,496,081 2,242,580,551 350,858,393 353,078,972 350,735,460 1,723,058,613 1,637,421,993 1,586,488,807 35,618,327 36,300,030 40,774,581 21,174,012 132,802,909 141,018,083 151,059,230 87,035,600 25,982,570 51,563,700 50,856,577 97,581,051

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 78 PT TELKOM INDONESIA (PERSERO) TBK Table 9. Performance to reduce GHG emissions in 2024 compared to base year of 2023* Metric Telkom Group PT Telkom Indonesia Tbk PT Telekomunikasi Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) PT Telekomunikasi Indonesia Internationaal (Telin) PT Telkom Data Ekosis-tem (Neu-traDC) Other Subsidiaries Reduction in Scope 1 emissions compared to base year 2023 (tCO2) 1,645 342 529 402 2,440 -2,951 882 Reduction in Scope 1 emissions compared to base year 2023 (%) 2.0% 1.3% 2.7% 10.4% 74.6% -819.7% -8.6% Reduction in Scope 2 emissions compared to base year 2023 (tCO2) -55,460 1779 -76,223 290 45,495 -26,201 -598 Reduction in Scope 2 emissions compared to base year 2023 (%) -2.8% 0.5% -5.3% 0.8% 80.1% -34.6% -31.0% Reduction in Scope 3 emissions compared to base year 2023 (tCO2) 26,959 -4,622 7,264 8,345 -2174 12,705 5,440 Reduction in Scope 3 emissions compared to base year 2023 (%) 8.1% -7.9% 5.1% 34.5% -4.3% 95.4% 9.2% Reduction in Scope 1 & 2 emissions compared to base year 2023 (tCO2) -53,815 2,121 -75,694 692 47,935 -29,152 284 Reduction in Scope 1 & 2 emissions compared to base year 2023 (%) -2.6% 0.6% -5.2% 1.8% 79.8% -38.3% 0.4% Total emission reduction compared to base year 2023 (tCO2) -26,856 -2,501 -68,430 9,036 45,761 -16,447 5,723 Total emission reduction compared to base year 2023 (%) -1.1% -0.6% -4.3% 14.4% 41.2% -18.4% 7.8% * The minus sign (-) indicates that in 2024, there is an increase in emissions compared to 2023. An explanation of the reasons for this increase and decrease is elaborated in the Climate Mitigation section. Detailed emissions of each Subsidiary performance are presented in Appendix 1. [POJK F.6] [POJK F.11] [GRI 302-1] [GRI 302-4] [GRI 305-1] [GRI 305-2] [GRI 305-3] [GRI 305-4] [GRI 305-5] [SASB TC-TL-130a.1]

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 79

Empower Our People 04 2024 SUSTAINABILITY REPORT 80 PT TELKOM INDONESIA (PERSERO) TBK 04Empower Our People

2024 SUSTAINABILITY REPORT 81

Empower Our People Diversity, equity, and inclusion Customer experience Employee health and safety Digital inclusivity and community engagement • Inclusivity in Telkom employee recruitment • Compensation and benefits • Talent development • Inclusive work environment • Excellent service for all customers • Responsible product innovation • Occupational health and safety • Employee well-being • Digital inclusivity • Community engagement Empower Our People Telkom Group is committed to empowering employees, customers, and the community as part of its responsible business practices. Telkom Group's efforts begin with creating an inclusive and safe work environment for employees as a prerequisite for fostering innovation and delivering superior service to customers. In turn, Telkom Group's digital capabilities can generate a positive impact across broader society. Material Topics 2030 Target 2024 Performance Diversity, Equity, and Inclusion 32% of female employees (Telkom Group) 31.96% of employees are women in Telkom Group 27% of female employee representation at managerial level (Telkom Group) 22% of female employees at the managerial level in Telkom Group 1.5% of employees with disabilities (Telkom Group) 0.4% of employees with disabilities in Telkom Group 25% digital talent (Telkom Group) 20.6% of digital talent in Telkom Group Employee Health and Safety Ensuring 0 deaths due to work accidents every year (Telkom Group) 0 cases in Telkom Group Employee engagement index at the "highly engaged" level/score > 80 Telkom's employee engagement has achieved "highly engaged" level/score 84.41. Customer relations Achieved an NPS score falling within the Excellent category based on the Bain&Company category with a score above 62 (Telkom Group) 58 NPS points for Telkom Group, categorized as 'Excellent' according to Bain & Company’s classification. Digital Inclusivity and Community Engagement Increase in the number of SMEs Upgraded by 10% (Telkom) 10.64% of SMEs Upgrade PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 82 Empower our People

Telkom consistently builds a corporate culture and values based on the main values of AKHLAK, which values are mandated for all State-Owned Enterprises (SOEs) in Indonesia. These values serve as the foundation for Telkom to integrate the principles of diversity and equality in all employment practices and create an inclusive work environment. Diversity, Equity, and Inclusion A L K A H K Holding on to the trust given Amanah (Trusworthy) Harmonis (Harmony) Adaptif (Adaptive) Kompeten (Competent) Loyal (Loyal) Kolaboratif (Collaborative) Fully dedicated to prioritize the interest of the nation and the state Continuously learning and developing own capabilities Continue to innovate and be enthusiastic in moving or facing change Caring for each other and respecting differences Building a synergistic collaboration Management Approach In general, Telkom has developed an umbrella policy that regulates the management and supervision of all Telkom material topics. The specific approaches for each topic is contained in separate policies and strategies. Employment practices at Telkom are comprehensively regulated in the 2023-2025 Perjanjian Kerja Bersama (PKB) which applies to all Telkom employees. This PKB regulates the rights and obligations of Telkom and its employees, working hours, as well as compensation and benefits for employees, including social benefits, and employee competency development programs. In addition, there is a Human Capital (HC) management team that is responsible for program implementation and monitoring from the recruitment process to retirement/ last day as a Telkom employee. [GRI 2-30] 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 83

Telkom's Inclusive Employee Recruitment Telkom Group provides equal opportunities without distinction between ethnicity, religion, race, social status, and gender as a form of fair recruitment. The employee recruitment process is formally regulated in the PKB which also ensures Telkom's compliance with national labor regulations, including the Job Creation Act No. 6 of 2023 and Law No. 8 of 2016, these laws prohibit the use of child labor or forced labor and promote the inclusion of people with disabilities. Each Subsidiary has its own recruitment policy, which is generally outlined in the company-specific regulations. [POJK. F.18] [POJK. F.19] As an effort to provide equal employment opportunities for the local community, Telkom conducts recruitment through various programs, including recruitment based on placement location or regional recruitment. Telkom has consistently opened job opportunities for people with disabilities since 2019. By 2024, there are 88 employees with disabilities are employed across the Telkom Group working in a variety of roles including call center positions, admin, finance and human capital, sales, teachers, access network, planning and performance, IT platform, and digital business. Telkom Group has made several efforts to support employees with disabilities to work safely and comfortably through the provision of various accessibility facilities, such as elevator access, room access, workspace access, as well as streets and parking. In addition, Telkom Group also provides customized training and mentoring to support professional development of employee with disabilities. For Telkom Group, hiring people with disabilities is not only a form of corporate social responsibility but also provide strategic value for the company, especially to encourage innovation in developing inclusive digital solutions - which are able to meet the needs of all segments of society, including those with disabilities. Figure 27. Activities of disable employee at Telkom PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 84 Empower our People

Compensation and Benefits Telkom Group provides remuneration following applicable company regulations, including salary, holiday allowances, position related facilities, health facilities, and retirement benefits. Employees are also entitled to performance-based incentives and bonuses, which are aligned with the company's internal regulations. This remuneration is given transparently and fairly to all employees, regardless of gender. Thus, there is no pay gap in remuneration between male and female employees. [GRI 401-2] [GRI 405-2] Telkom applies the 3P principle in determining remuneration, namely pay for the person (according to the required competencies), pay for the position (according to the level of responsibility and accountability), and pay for the performance (according to performance in achieving targets, including ESG performance achievements). Through this process, Telkom ensures employee remuneration at the lowest level remains above the Provincial Minimum Wage (UMP) in each province [POJK F.20]. In addition to providing competitive compensation and benefits, Telkom Group also provides various types of leave rights to its employees including parental leave consisting of 7 (seven) days of paternity leave and 3 (three) months of fully paid maternity leave for female employees, extendable up to six (6) months under certain medical conditions. Employees are also entitled to 12 days of annual leave, 45 days of Hajj Pilgrimage leave, up to 45 days of sabbatical leave every three years, up to 7 (seven) days of special leave for important personal matters, and 1 (one) day of "Moments That Matter" (MTM) leave per year for celebrating personal milestones such as birthdays. This is a tangible form of Telkom Group's commitment to valuing and supporting its employees. [GRI 401-3] Talent Development [POJK F.22] Competency Development Telkom Group believes that talent development is the key to building an innovative and competitive organization. Telkom has various competency improvement programs for all Telkom runs a regular competency development program, which includes the provision of e-learning modules, internal and external training, certification, scholarships, and talent development. In the future, Telkom will continue to evaluate these programs to provide optimal benefits for employees and the company. Telkom implements the Learning Impact employees, enabling them to reach their maximum potential. As a result, employees can contribute optimally to support the achievement of the company's vision and mission. Measurement or Learning Evaluation approach to measure the impact of learning by searching, collecting, and analyzing the necessary data and interpreting it to assess learning objectives with outcomes that are expected. Learning evaluations can be divided into several levels, each with distinct focus and objective. 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 85

Focus on Return on Investment (ROI) Focus on business impact, learning influence, and validation Focus on effectiveness, frequency, implementation success, and challenges Focus on initial skill gaps, implementation readiness, and confidence in application Focus in relevance, urgency, success, additional insights, implementation readiness, recommendation level, and development opportunities Telkom's achievements related to the implementation of competency development programs are comprehensively presented in the social performance table. The training programs implemented by Telkom have had a significant positive impact on improving employee competence and performance. Through structured training based on the People Development Program (PDP), Telkom has successfully improved the technical skills and soft skills of its employees, which is reflected in increased productivity and innovation in daily operations. In addition, this program also encourages the creation of a sustainable learning culture, supports adaptation to industry changes, helps accelerate company transformation, and strengthens employee engagement. Overall, all training programs implemented ultimately contribute to the achievement of the company's strategic goals. ROI RESULT BEHAVIOR LEARNING REACTION Preparing Digital Talent through the Digital Talent Readiness Program In line with the company's digital transformation spirit, Telkom is improving employees' digital capabilities through the Digital Talent Readiness program. This program includes the development of soft skills, especially related to Digital Mindset & Behavior, as well as technical skills through various initiatives such as innovation programs, digital-based projects, and certifications according to digital skills needs. Until the end of 2024, Telkom Group has 4,480 digital talents, or equivalent to 20.6% of the total employees. Now Telkom is designing a program that allows digital talents within the Telkom Group to share knowledge with each other. This is seen as important to build adaptive and competitive talent in the dynamic digital era. Figure 28. Competency improvement evaluation level Here are some levels of learning evaluation used: PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 86 Empower our People

"My impression of participating in Telkom Athon Batch 5 is that it has been challenging. Amidst the ongoing organizational transformation, especially in Telkom Regional, we had to manage our time effectively—balancing learning new operational aspects while also upgrading our skills in Telkom Athon. Nevertheless, I am truly grateful and thankful to the entire Telkom Athon team for guiding us throughout these three months, preparing us to become digital talents. Telkom Athon is simply awesome!" Angi Imaduddin Off 3 Customer Care Pasuruan Stream UI/UX " Supporting Continuous Learning through the Great People Scholarship Program Since 2014, Telkom has been running the Great People Scholarship Program (GPSP) as part of its talent development and employee retention efforts. The program aims to cultivate excellent future leaders, expand global networks and support both business strategies and Employee Value Proposition (EVPs). GPSP intake 2024 and 2025 are focused on graduate level (S-2 ) studies abroad at 10 campuses in the United States, University of Oxford, University of Cambridge, or the 10 best campuses in the world based on the field of study/major (10 best-ranked campuses based on majors out of the world's 50 best campuses) according to Quacquarelli Symonds and Times Higher Education. As for the doctoral level (S-3), the program is designed to prepare employees to play the role of independent researchers to strengthen company’s research capabilities which aims to support the company's business strategy withinthe field of Informatics Engineering and Electrical Engineering at Telkom University. Currently, 34 employees have been selected for GPSP S-2 and are undergoing an administrative process at the university. Meanwhile, 10 GPSP S-3 employees have already commenced their studies. "Expanding knowledge and global insights that there are many opportunities for development that can be implemented within Telkom Group" "The experience is very valuable because you can meet new people, live outside your comfort zone, and of course learn a lot of things (not only hard skills, but most importantly soft skills) " Satria Arief Wicaksono Columbia University, USA Nadia Shafira N University of Cambridge, UK " " 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 87

"Good, in general, the material for this Retirement Debriefing is very good, as an illustration/preparation for those of us who will undergo retirement. However, in the future it would be better to hold it offline. Many benefits besides material things also get positive energy if you get together with friends. Thank you U/Team LC Makassar" one of the participants of the 2024 retirement " Career Development Transition to Retirement Telkom has a framework that can systematically help the professional growth of its employees. Regular performance assessments are conducted for all staff, focusing on the achievement of unit-level KPIs, individual competencies, and behavioral performance. The assessment of individual competencies and behaviors is mainly carried out through the 360-degree method, superior evaluations, knowledge tests, and other established parameters. The results of this employee performance assessment will be used as one of the bases in career management, competency development, and reward allocation at Telkom. [GRI 404-3] Since 2014, Telkom Group has included all of its employees, except the Board of Directors, in the Definite Benefit Pension Program (PPMP) or the Definite Contribution Pension Program (PPIP) depending on the year the employee joins the Telkom Telkom also specifically has a commitment to support female leadership by setting a target for the representation of women in managerial positions. In addition to creating an inclusive work environment, Telkom through its employee resource group – Srikandi Telkom Group, which aims to foster mutual support in working and achieving achievements, it also actively organizing various seminars and webinars with the theme of women's dual roles, namely the webinar "Balancing Dual Roles in the Digital Era" to commemorate Kartini Day 2024. Group. In addition, Telkom also provides retirement training for employees who are entering retirement. This training program is related to psychological, spiritual, and welfare program aspects, as well as workshops with specific themes. [GRI 404-2] PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 88 Empower our People

Inclusive Work Environment Telkom Group continues to strive to embrace employees with diverse backgrounds and needs through the creation of an inclusive work environment. In 2024, Telkom consistently implemented a Flexible Working Arrangement (FWA) to support work-life balance for all employees. Telkom also ensures that the condition of childcare facilities (Telkom Daycare) and lactation rooms are well maintained to support work peace of mind for employees of productive age. Figure 29. Telkom Daycare "At first, I had my doubts about the quality. But after trying it out, I was really impressed! Telkom DayCare has complete facilities, and the staff are professional and certified. It gives me peace of mind while working. Plus, every afternoon, we get daily activity reports when picking up our kids. We can even check in on them throughout the day from work, so we’re always updated on their progress. Telkom DayCare has been a huge help, especially for working mmoms like me. It lets us stay focused at work without worrying about our little ones’ growth and development." Aneta Indra Officer Telkom Indonesia " 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 89

Telkom upholds business practices and human rights with mutual respect, and is free from discrimination, violence, physical and mental harassment. This commitment is reflectedthrough the Respectful Workplace Policy (RWP) policy which comprehensively regulates the mechanism for preventing, handling, and reporting discrimination, violence, and harassment within Telkom. Employees can submit complaints, especially related to discriminatory actions, through various channels, such as In addition, employees can convey their aspirations through unions. Until the end of 2024, there are 6 (six) labor unions that serves as forums for employee aspirations within the Telkom Group. The existence of these unions is clear evidence of guaranteeing freedom of opinion and association in the Telkom Group. [GRI 407-1] The following is a list of labor unions within the scope of the Telkom Group: Telkom Integrity Line which is a whistle blowing system channel with an integrated reporting channel and managed by an independent external party, RWP manager's email, and human capital management work unit. In 2024, there was no reports of discrimination recorded at Telkom. [GRI 406-1] Telkom also provides various channels for employees to convey broader feedback to the Human Capital Work Unit, namely through email, phone, WhatsApp Chat, and Telegram. a. Telkom Indonesia Employees Union (SEKAR TELKOM) b. Telkomsel Workers Union (SEPAKAT) c. Infomedia Nusantara Workers Union (SPIN) d. Metra Digital Media Labor Union (Digital Workers Union or SPMD) e. Graha Sarana Duta Employee Union (Graha Sarana Duta Workers Union or SKATA) f. Telkomsigma Employees Union (SERASI) HC Help Desk Telegram @hchelpdesk_bot Chat-in WhatsApp 08111-900-305 Phone-in service 1500305 E-mail-in service hr_helpdesk@telkom.co.id Protecting employees and ensuring they can work in a safe and comfortable environment is a priority for Telkom Group. Therefore, Telkom Group continues to strive to manage occupational safety and health while improving employee well-being. As a form of commitment, Telkom has set a target for its employee engagement index to reach the highly engaged level. In 2024, based on the assessment of the employee engagement index, Telkom's employee engagement has achieved "highly engaged" level. Employee Health and Safety [POJK F.21] PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 90 Empower our People

0 40 60 80 100 Table 10. Telkom Employee Engagement Index 2024 2023 2022 84.41 89.79 88.15 Engagement Index Actively Disengaged Passive Moderately Engaged Engaged Highly 84.41 Figure 30. Employee Engagement Index Management Approach Telkom is committed to creating a healthy, safe, and supportive work environment as part of its sustainability strategy through the establishment of the Corporate Security and Safety Management policy, as outlined in the Board of Directors' Decree No. 37 of 2010. This policy applies to all employees and stakeholders within its operational areas. Serving as a reference for the implementation of Telkom's Occupational Health and Safety Management System (SMK3), the policy is designed aligning with international standards such as ISO 45001 and ensures compliance with applicable national regulations through regular audits and routine inspections. In addition, Telkom has an Occupational Health and Safety Advisory Committee (P2K3) which is responsible for: 1. Providing advice and recommendations on Occupational Health and Safety (OHS) 2. Suppoting the development of management policies and work guidelines in an effort to improve work safety, company hygiene, occupational health, ergonomics and workforce nutrition 3. Preventing and reducing the occurrence of work accidents, fires, explosions, poisoning, occupational diseases, and environmental pollution [GRI 403-1] [GRI 403-8] To support employee well-being, Telkom has internal regulations in place that act as the overarching framework of its employee well-being program, which covers 7 dimensions (mental, physical, financial, social, intellectual, spiritual, and social), such as access to medical services, fitness programs, and psychological support. To assess the effectiveness of this approach, companies routinely conduct audits, and employee engagement surveys. [GRI 3-3] 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 91

Table 32. Occupational Diseases Occupational Health and Safety Telkom implements a comprehensive Occupational Health and Safety (OHS) policy, which includes risk identification, hazard mitigation, and continuous training for all employees and In planning OHS, Telkom primarily considers potential hazards. Telkom has identified the types of high-risk jobs, including 1) work carried out at heights; 2) tasks that involves exposure to high voltage risks; 3) ground tank related works; 4) work contractors. The implementation of SMK3 at Telkom complies with the guidelines mandated by national regulations. [GRI 403-2] conducted in manholes; and 5) optical splicing work. In addition, Telkom has identified several occupational-related diseases that are relevant to the company's business activities. [GRI 403-10] Policy Establishment Performance Monitoring and Evaluation Performance Review and Improvement Planning Implementation Figure 31. OHS Management Application Framework Physics Chemistry Biology Ergonomics Psychological Extreme temperatures, noise, lighting, vibration, ionizing and non-ionizing radiation, and changes in air pressure (e.g., heatstroke due to prolonged exposure to sunlight, tired eyes due to lack of lighting) Bacteria, viruses, fungi, mammalian parasites, fauna, and other flora (e.g. covid-19 virus, sexually transmitted diseases) All chemicals in solid, liquid, and gaseous forms (e.g. floor cleaners that can cause skin diseases such as dermatitis) Heavy lifting, awkward working positions, static working positions, repetitive motion, lighting, Visual Display Terminal (VDT) and others (e.g.: low back pain due to sitting for too long and poor sitting position) Qualitative and quantitative workloads, work organization, monotonous work, interpersonal relationships, shift work, work location, etc. (e.g.: burnout due to monotonous work, high workload) PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 92 Empower our People

To ensure the comprehensive implementation of OHS, Telkom has prepared security & safety procedures and guidelines, that serve as an extensive operation manual with detailed guidance on safety protocols, especially at project sites and towers, a Safe Work Readiness checklist, and an incident reporting mechanism. Additionaly, Telkom ensures that our vendors, especially those involved in high-risk work, have OHS certification and comply with the applicable regulations. This effort has yielded positive results, where Telkom has consistently been able to maintain zero cases of deaths due to work accidents. [GRI 403-7] Telkom also provides health facilities as a tangible form of our commitment to employee health, including 1) General and dental polyclinics; 2) Fitness center; 3) Lactation room; 4) Basic life support simulation room; 5) Midwifery examination facility. The operation of these polyclinics, especially those located in office areas, is under the responsibility of the Health Foundation (YAKES), whose duties and responsibilities include planning, controlling, and maintaining the health of employees, retirees, and families, counseling, physical promotion, and workplace hygiene management. [GRI 403-3] [GRI 403-6] To foster a safety-first culture, Telkom Group continues to promote OHS awareness through communication, socialization, and consultation with employees and partners. The initiatives include Safety Talk, Safety Risk Observation Round (SROT), HSE Patrol, and Management Visit. Telkom Group believes that the implementation of OHS needs to be supported by qualified and competent human resources. Therefore, various OHS training and certification programs were carried out. As of 2024, there are 25 employees within the Telkom Group who have received OHS Auditor certification. [GRI 403-4] [GRI 403-5] Types of Training Number of Employees (people) Number of Training Hours (Hours) 2024 2023 2022 2024 2023 2022 General OHS Expert 37 62 66 1,776 65 568 OHS Type D Fire Officer 50 39 16 744 39 12 OHS Auditor Certification 25 14 26 504 14 27 OHS Training 126 118 607 2,456 9 5,938,6 Table 11. OHS Training Data for 2022-2024 In 2024, the Regional Office and Regional Telecommunication Office (Witel) have also been certified with Golden Flag certification from the Ministry of Manpower of the Republic of Indonesia Employee Well-Being Telkom uses a holistic approach in supporting employee welfare, which is packaged in the 4R concept: (1) Olah Rasa, every activity related to developing and understanding a person’s emotions, feelings, and inner sensitivity to foster a deeper awareness of life, the environment, and social relationships, (2) Olah Raga, any physical activity aimed at enhancing fitness, mental health, and physical ability, while also improving motor skills, strength, and endurance, (3) Olah Rasio, any activity focuses on developing and using ratio or reasoning skills, referring to human cognitive ability to analyze information, make judgments, and draw conclusions based on facts and logic, to think logically, analytically and rationally in solving problems and decision making., and (4) Olah Ruh, any activity aimed at nurturing and purifying spiritual or inner aspects to achieve peace, self-awareness, and a deeper relationship with God or the spiritual dimension. This 4R concept was further developed into seven dimensions called the Telkom Employee Well-being Diagram. 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 93

One of Telkom's flagship initiatives is Mental Readiness Support called With-U, which includes counseling, coaching, mentoring, and training services to help employees face challenges in the work and personal life environment. Through With-U, employees can schedule either video conference or in-person 1-on-1 counseling sessions. To strengthen these efforts, Telkom conducts annual surveys and organizes mental health-themed webinars to enhance employees' psychological well-being. Telkom ran programs covering prevention, treatment, and fitness to support employee health. These include regular health check-ups, healthy lifestyle education, and access to workplace medical services and comprehensive health insurance. Additionally, Telkom supports physical wellness through employee sports communities, fostering a healthy and active work environment. Mental Well-being Physical Well-being Figure 33. Telkom Employee Well-being Diagram PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 94 Empower our People

Telkom held various webinars on financial literacy, such as “Financial Planning for Millennials” targeted at employees under 35 years old. Financial planning materials are also provided in retirement debriefing trainings for employees nearing retirement. All employees also have access to e-learning materials on financial well-being. Through Telkom Employee Corner, Telkom provides facilities that employees can use to unwind and gather with colleagues, such as a band room and karaoke venue. In addition, Telkom has a "Moments that Matter" leave program that employees can use when celebrating birthdays or wedding anniversaries. Employees can access training via myDigiLearn, an online learning platform. Telkom also facilitates innovation through open year-round initiatives like Idea Box, as well as internal hackathons organized by CFU/FU units to encourage the creation of digital business solutions. Telkom provides spiritual coaching in line with an annually developed religious syllabus, which guides lectures and coaching via e-learning and webinars across all religions. The company also supports zakat management through its Zakat Management Unit (UPZ) in collaboration with Baznas RI. Telkom initiated the Telkom Employee Social Activities (TESA) program, an initiative to invite employees to participate in TJSL activities and broader sustainability initiatives. This program not only aims to support the local community, but also boosts social awareness among employees. To evaluate the effectiveness of employee welfare programs, Telkom conducts an annual survey that produces employee well-being scores. In 2024, the employee well-being score reached 75.70 (good), with the lowest score in the financial, physical, and intellectual well-being aspects. In the future, Telkom Group will focus more on these three aspects, while maintaining strength in the spiritual aspect. Financial Well-being Social Well-being Intellectual Well-being Spiritual Well-being Environmental Well-being 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 95

100 87.02 82.88 77.51 73.86 71.91 71.57 65.15 Spritual Social Mental Environmental Intellectual Physical Financial 50 0 Customer Experience Telkom Group is committed to providing superior and inclusive digital services so that all customers with diverse backgrounds get an equal customer experience. In addition, Telkom Group also continues to innovate to produce digital solutions by utilizing technological developments responsibly. Proactive Preventive Predictive improvement or issue resolution before customers experienced problem by utilizing Big Data. minimize the potential for interference from the beginning of several indications that appear. preventing disruptions through design and leveraging Big Data, Artificial Intelligence, and Robotic Process Automation (RPA). Figure 34. Employee well-being score Management Approach In an effort to maintain customer satisfaction, Telkom places customer interests as a top priority. Therefore, Telkom continues to strive to provide an easy and efficient experience for customers, starting from the first time they come into contact with Telkom to every touchpoint that follows. Telkom has taken preventive steps to reduce disruptions, accelerate resolution times, and ensure similar problems do not recur before customers file complaints. [GRI 3-3] PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 96 Empower our People

In addition, Telkom Group has customer service for customers to submit complaints through: Customer Segments Description Mobile and Indihome Customers Telkomsel Virtual Assistant in tsel.me/veronika Twitter & Instagram @telkomsel Email: cs@telkomsel.co.id Call center "Caroline" at the number: • 188 (24 hours x 7 days) for postpaid (free) and prepaid (Rp300) customers • +628110000333 from Overseas • GraPARI Nearby SME Customers 0800-1835566 and e-mail: tele-am@telkom.co.id Social Media: @Smart_Bisnis (Twitter) and Smartbisnis (Facebook) Corporate Customers and Government Institutions 08001 Telkom or 08001035566 Email: c4@telkom.co.id Social Media: @TelkomSolution (Twitter) and TelkomSolutionID (Facebook) Wholesale and International Customers OLO Care Center: 0800-1444-777 Email: occ@telkom.co.id LinkedIn: Telkom DWS Official Facebook: @dwstelkom @neucentrix Instagram: @dws_tekom @neucentrix Twitter: @neucentrix [POJK. F.24] [GRI 3-3] Telkom Group continues to provide the best service for customers by prioritizing innovation, reliability, and accessibility. A key aspect of this commitment is to measure the customer experience across the board to ensure that every customer can access and use the best products and services whenever and wherever they need them. Telkom Group adopts Net Promoter Score (NPS) as a metric to gain insights into customer satisfaction and experience across all stages of the customer journey, as well as a foundation for continuous improvement in improving customer experience. For the NPS classification, Bain & Company divides the NPS value category into 4 categories: By the end of 2024, Telkom Group's NPS increased to 58 points. These NPS points are categorized as "Excellence" based on the above categories. The main reasondriving the increase in NPS include improving the quality of services. [POJK F.30] Excellent Service for All Customers Category Score Good NPS > 0 Favorable NPS > 20 Excellence NPS > 50 World Class NPS > 80 Tabel 12. Customer service channel based on cutomer's segmentation Table 13. NPS categorization according to Bain & Company 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 97

Table 14. NPS Telkom Group 2023-2024 Table 15. NPS Enterprise 2023-2024 Table 17. NPS Consumer Fixed Broadband (Telkomsel-Indihome) 2023-2024 Table 18. NPS Consumer Mobile Broadband (Telkomsel-Mobile) 2023-2024 Table 19. NPS Digital Business 2024 Table 16. NPS Wholesale 2023-2024 Customer Experience 2024 2023 Net Promoter Score 2H 2024 1H 2024 2H 2023 1H 2023 Telkom Group 58 58 56 57 Points Increase 0 2 -1 2 Customer Experience 2024 2023 Net Promoter Score 2H 2024 1H 2024 2H 2023 1H 2023 Telkom (Enterprise) 68 68 65 73 Points Increase 0 3 -8 7 Customer Experience 2024 2023 Net Promoter Score 2H 2024 1H 2024 2H 2023 1H 2023 Telkom (Fixed broadband) 56 51 47 35 Points Increase 5 4 12 5 Customer Experience 2024 2023 Net Promoter Score 2H 2024 1H 2024 2H 2023 1H 2023 Telkom (mobile broadband) 48 49 49 53 Points Increase -1 0 -4 -1 Customer Experience 2024 2023 Net Promoter Score 2H 2024 2H 2023 Telkom (Digital Business) 43 44 Points Increase -1 - Customer Experience 2024 2023 Net Promoter Score 2H 2024 1H 2024 2H 2023 1H 2023 Telkom (Wholesale) 72 73 73 Points Increase -1 0 9 PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 98 Empower our People

In addition, service facilities have been adapted to the needs of people with disabilities, including access for wheelchair users, inclusive toilets, and comfortable waiting rooms. We also provide priority access, allowing customers with disabilities to get service without long queues for a more efficient experience. [POJK. F.17] Telkom Group also upholds a commitment that goes beyond the number. We believe that all customers have rights to a fair experience. Therefore, we remain dedicated to providing inclusive services. Since 2023, Telkomsel has provided services for customers with disabilities in submitting complaints. Telkomsel now offers "Teman Tuli" at 19 GraPARI points across Indonesia that allow customers with hearing impairments to communicate with GraPARI staff. To support this initiative, Telkomsel collaborated with Silang. id in providing Indonesian Sign Language (Bisindo) training to service officers. With these skills, staff can communicate more effectively with customers with disabilities, creating a more comfortable and inclusive experience. Figure 35. Teman Tuli GraPARI 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 99

Telkom ensures that each product not only meets quality standards, but also has a positive impact on customers' daily lives, from the planning stage to the launch. Telkom also continues to innovate by delivering smart solutions that improve customer experience. Most importantly, we ensure that every product sold, such as optical network terminals (ONTs), has gone through a thorough safety testing and evaluation process. This is done to ensure customer safety and ensure compliance with applicable standards in Indonesia. Comprehensive product and services information is made available through accompanying electronic materials and can be accessed via Telkom’s official website. As part of its commitment to quality, Telkom has implemented the Telkom Integrated Quality Assurance (TIQA) program to ensure the quality of products and services for customers. TIQA focuses on the after-sales aspect and customer service policy, ensuring the best experience for users. Until now, Telkom has never recalled products due to safety reasons. [GRI 416-1][GRI 416-2] [POJK F.27][POJK F.28][POJK F.29] Responsible Product Innovation [POJK F.26] Telkom Group focuses on leveraging artificial intelligence AI technology to deliver more personalized, fast, and relevant services. However, Telkom Group is also committed to implementing AI responsibly to maximize impact for customers. To achieve this, Telkom has established an AI Task Force which is tasked with formulating AI development strategies within the company. This technology is not only used to improve operational efficiency, but also to bring innovative solutions to customers. Telkom's AI development strategy aims to increase productivity and efficiency both internally and externally, as well innovating to support businesses and open up new business opportunities. The implementation of AI in Telkom Group includes the use of Chatbots for Veronica Agent customer service at Telkomsel and Indibiz at Telkom. With the integration of Chatbots in both services, users can now not only ask questions about their problems, but also available services and browse products more easily. A chatbot called Bizy in the myIndibiz ecosystem helps Small and Medium Enterprises (SMEs) in Indonesia to get tailored solutions based on their needs in digital products and services. To meet market needs related to the use of Artificial Intelligence (AI) technology, Telkom has transformed BigBox into a comprehensive AI solution provider platform. BigBox's solutions help companies and agencies to adopt AI and data analytics with ease. AI from BigBox can support smarter and simpler work processes, ultimately enhancing the productivity of companies and agencies. Telkom's AI services offer six comprehensive AI solutions designed to improve the operational efficiency of its users: - Natural Language Processing (NLP) analyzes data and text in human language through machine learning technology. - AI Predictive Analytics enables forecasting various business opportunities by utilizing modeling and statistics from historical data. - AI Data Analytics and Management, supports users in managing and maintaining data quality to ensure that business decisions are based on accurate and quality information. - Generative AI that transforms text into different types of conversational content to data visualization. - Computer Vision analyzes visual data by identifying objects using cameras, to improve security to optimize public services. - BigVision's AI-based Object Detection solution presented by BigBox is capable of vehicle counting, crowd detection, and people counting, which can monitor conditions in the field in real time. As part of quality assurance, the implementation of AI at Telkom is also within the scope of TIQA, which includes cyber patrols, vulnerability assessments, and rigorous testing to ensure that the system meets security standards and protects the privacy of customers and employees. Utilization of Artificial Intelligence (AI) for Innovative Solutions PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 100 Empower our People

"We have leveraged AI internally to enhance efficiency and productivity, not only in business but also in human capital management, finance, and various operational processes. AI has proven to streamline and optimize processes, making them leaner and more efficient, especially in areas that previously required technological enhancement." Komang Budi Aryasa EVP Digital Business and Tecnology Telkom (at the INFINITE Conference 2024, held at Telkom Landmark Tower, Jakarta, on Wednesday (October 30) " In 2024, Telkom collaborated with the Ministry of SOEs to improve the efficiency of the recruitment system through the implementation of the “Dokumen AI”. This technology allows for automatic and accurate evaluation of participants' uploaded documents, ensuring compliance with the requirements that have been set. Before the launch of the “Dokumen AI”, Telkom implemented TIQA, including cyber threat monitoring, vulnerability assessment, and system testing to ensure the security and reliability of the solution. With this step, “Dokumen AI” not only improves the efficiency of the hiring process, but also guarantees a secure and reliable system for all users. Collaboration with the Ministry of SOEs in Recruitment Efficiency Digital Inclusivity and Community Engagement By providing affordable telecommunication services and digital-based empowerment programs, Telkom Group ensures that all levels of society, including in remote areas, can experience the benefits of connectivity. This initiative not only promotes equal access to information and economic opportunities, but also strengthens community engagement in sustainable digital transformation. Management Approach Telkom Group is committed to enhancing digital inclusivity and empowering communities as part of our sustainability strategy. We ensure that access to digital technology and services reaches vulnerable groups, including people in remote areas, people with disabilities, and micro and small businesses. Through its community engagement program, under the responsibility of the Social Responsibility Center (SRC), Telkom initiated digital skills training, technology-based talent development, and strategic partnerships to expand access to the digital economy. The effectiveness of this approach is measured through the level of community participation, project sustainability indicators, and the socio-economic impact produced. With this step, Telkom contributes to the creation of an inclusive, equitable, and sustainable digital ecosystem for all levels of society. [GRI 3-3] 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 101

As a major player in the telecommunications industry, Telkom Group is fully aware of its responsibility to play an active role in equitable digital access in Indonesia. Therefore, we continue to accelerate infrastructure development and network expansion that reaches all over Indonesia to provide optimal impact on various elements of society. By 2024, Telkomsel's network has reached 99% of Indonesia's population. In addition, Telkomsel has operated thousands of BTS, including Regular BTS, Merah Putih BTS, and Broadband BTS, to support access to data (internet) services in the 3T area and border areas with Singapore, Malaysia, Vietnam, Timor Leste, Australia, the Philippines, and Papua New Guinea. In collaboration with the government through BAKTI Kominfo, Telkomsel has also built BTS Universal Service Obligation (USO) in villages without communication services to enhance productivity and the community's economy. Digital Inclusivity Building Connectivity for Equitable Access in Jayapura Regency PT. Telkom Akses Indonesia and Diskominfo Jayapura Regency held a meeting with the Demoutru Indigenous Peoples (MA) in Nimboran District to solve the problem of obstruction on Telkom's fiber cable withdrawal route. The community highlighted the lack of coordination in the installation of telecommunication infrastructure in customary lands, while the government emphasized the importance of telecommunication services in customary lands for equitable development. The Head of the Communication and Information Service, Gustaf Griapon, emphasized that telecommunication access must be evenly distributed, not only in the city of Sentani, but also in remote areas such as Depapre, Nimboran, and Nimbokrang. This infrastructure is considered crucial for connectivity and regional economic growth. Through this dialogue, it is hoped that an agreement will be reached that supports the development of telecommunications in an inclusive manner, provides benefits to the community, and ensures wider connectivity in Jayapura Regency. In the other hand, Telkomsat through "Telkomsat Berbagi" provides MangoStar satellite internet services to support BNPB's response after floods and landslides in Luwu Regency, South Sulawesi. Communication disruptions that occurred at the BNPB Post at the Luwu Regent Office can now be overcome with reliable connectivity, allowing officers to stay connected and coordinate more effectively. MangoStar delivers low-latency, satellite-based true unlimited broadband, ideal for real-time communication. This service is also a solution for remote areas that are difficult to reach by conventional networks, supporting the SMEs, enterprise, government, and maritime sectors. This initiative accelerates post-disaster recovery and affirms Telkomsat's commitment to providing technology that supports critical needs. In the future, we will continue to expand communication access to strengthen Indonesia's digital resilience. [POJK. F.23][GRI 413-1] PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 102 Empower our People

Telkom Group also believes that our digital capabilities can be optimized to have a positive impact on the wider community. Therefore, Telkom consistently runs the TJSL program by collaborating with various parties, including the government, state-owned enterprises, academics, the community, the media, and employees through the employee volunteering program. In 2024, Telkom's TJSL program focussed on investments in four pillars: environment Rp 48.3 billion, social Rp 61.25 billion, economic Rp 34.8 billion, and law & governance Rp 0.36 billion, with a total of Rp 144.8 billion. This section only describes programs in the education and economic sectors, while environmental programs have been discussed in the Save Our Planet section. Community Engagement Figure 36. MangoStar services from Telkomsat, connectivity solution for underdeveloped areas Sector Education Uplift Impactful Social Empowerment Economics Strengthen Excellent SMEs Digital Capacity Purpose Encouraging the digitalization of the education sector Strengthening the digital capabilities of SMEs Initiative • Digital learning school and cyber security awareness • Digital skills for vocational and teacher certification • Digital empowerment program for woman • Digital skill for disabilities • Sociodigipreneurship • The SMEs development program is integrated through: • Increasing SMEs Business Capacity through SMEs Go Modern • Supporting the process of digitizing SMEs management (Social Media Marketing & packaging grants) through SMEs Go Digital • Accelerating Online Market Expansion (e-commerce/online stores) through SMEs Go Online • Expanding International Market Access through SMEs Go Global [POJK F.25] Table 20. Purpose and intiative of Telkom TJSL 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 103

Encouraging the Digitalization of the Education Sector Digital Learning School dan Cybersecurity Awareness Telkom is committed to supporting schools and students in gaining access to learning applications, internet and computers as well as improving ICT skills for learning purposes as well as supporting digital education in Indonesia, especially in 3T areas. The Digital Learning School has been implemented since 2021 and Cybersecurity Awareness was introduced in 2024. In 2024, digital infrastructure support expanded to 472 schools, up from 435 schools in 2023, covering 19 provinces and 49 districts/cities. This increase had a significant impact, with the number of beneficiaries reaching 30,100 students, compared to 15,810 students in the previous year DigiUp: Digital Skills Training for High School/Vocational Students Telkom DigiUp is an initiative to support the development of young digital talents for high school/vocational high school students who are nationally certified in accordance with the digital industry since 2022. This program is in collaboration with the Provincial Regency/City National Education, Universities and Certification Institutions as well as the results of collaboration between the SRC Unit and the Telkom Education Foundation (YPT). By 2024, Telkom provided 11 training topics for students, including cybersecurity, web programming, and UI/UX design. The number of trainees reached 1,150 students, with 1,007 of them successfully graduating. Figure 37. Telkom DigiUp 09 INDUSTRY, INNOVATION AND INFRASTRUCTURE 05 GENDER EQUALITY 04 QUALITY EDUCATION PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 104 Empower our People

Indonesia Digital Learning: Teacher Certification Telkom provides teacher competency improvement training assistance that includes training and certification. Telkom has collaborated with Regency/City, Provincial, PGRI, and Higher Education to improve teacher competency based on digitalization since 2014. In 2024, the teacher training program covered two training scopes for teachers, namely Information and Communication Technology-based learning and the use of digitalization to support education. A total of 1,602 teachers participated in the training spread across Malang, Serang, and West Java, an increase from 1,150 participants in 2023. Figure 38. Indonesia Digital Learning for Great Teacher Bootcamp Digital Empowering for Women Telkom is committed to supporting women, housewives, and the women's community in entrepreneurship to improve the family economies through training and mentoring programs. In 2024, for the first time, 484 participants received assistance in various programs, including the Digital Literacy Women Empowering Women Bootcamp for housewives in Donggala, Digital Empowerment for Women in Jatimalang, as well as similar trainings in Medan and Denpasar. Telkom Witel Magelang also collaborated with Rumah BUMN through the Digital Empowerment Program for Women, which supports the community of Kalaju fishermen's wives in Purworejo. This program equips participants with digital skills, from ideation to marketing strategies, therefore they can be more independent in digitizing their businesses and increasing competitiveness in the market. Figure 39. Digital Empower Women Bootcamp women 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 105

ICT Skills Training and Certification and Device Assistance for Disabled Groups Telkom has regularly held ICT training for groups with disabilities to support education, work, and communication since 2021. In 2024, as many as 675 people with disabilities in Palembang, Purbalingga, Yogyakarta, Central Java, and West Java received ICT infrastructure training and assistance. Telkom also distributed Personal Computer (PC) Multimedia and i-Chat applications to 11 Special Schools (SLB), helping more than 300 deaf-speech students communicate more effectively. Figure 40. ICT training for persons with disabilities groups Sociodigipreneurship Telkom consistently supports the use of digital science and technology through funding for social projects in the Innovillage program, as a tangible manifestation of the implementation of the Tri Dharma of Higher Education. Since its inception, Telkom has funded more than 163 social projects with a total budget of Rp5.5 billion. In addition, Telkom also distributed Innovillage social assistance in all Telkom Regional areas amounting to Rp3.9 billion, covering 30 locations with 1,500 beneficiaries. Since it has started, as many as 60 student social project groups had participate, with an allocation of Rp4.8 billion, providing benefits to 12,000 villagers in various provinces and districts/cities. Figure 41. Innovilage award PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 106 Empower our People

Digistar As part of its commitment to develop the digital talent ecosystem in Indonesia, Telkom Indonesia presents Digistar, a strategic initiative that also serves as the company's employer branding program, to develop the potential of young talents end-to-end, by involving the collaboration of various parties, including universities, agencies, institutions and the edu-tech community and digital since 2022. This program is designed to accelerate digital transformation, particularly in human resources, by shaping and nurturing future digital talent to be ready for the workforce while bridging the gap between the supply of digital talent and industry demands. This is implemented by providing access to learning and work experiences that align with the telecommunications and technology industries. Digistar consists five main sub-programs designed to accelerate the development of future talent potential. The Digistar Class offers an intensive mentoring program that hones participants' digital and soft skills, supported by experienced professionals. This program is open to university students, fresh graduates, and digital communities to ensure that Indonesian digital talent can compete globally. Digistar Connect is a roadshow and campus visit program, including engagement with the diaspora. In addition, Digistar Internship provides internship opportunities for students and students who gain practical experience in a real work environment, apply the knowledge that has been learned and understand the dynamics of the digital industry directly. To build synergy to accelerate digital transformation, Digistar Community and Digistar Connect serve as collaboration platforms with communities engaged in educational technology (edu-tech), digital skills, and youth that are in line with Telkom's values. In addition, there are roadshows and networking events that open opportunities for students to get to know the professional world better from an early age. Furthermore, to strengthen collaboration and innovation, Telkom also presents Digistar Club, a community where digital talent can share knowledge, network, and grow together. Complementing this initiative, Digistar Story serves as a source of inspiration and insight, helping participants understand digital trends, innovations, and the diversity of industries. Through its various activities and initiatives, the Digistar program contributes to shaping top-tier digital human resources capable of driving sustainable economic growth and supporting Indonesia’s national digital transformation agenda. Over four years, Digistar has engaged more than 60,000 young Indonesian talents, enhancing their digital competencies to remain competitive, unlocking digitalization opportunities across industries, and strengthening the digital ecosystem. Figure 42. DIGISTAR 2024 participants 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 107

Strengthening the Digital Capabilities of SMEs SMEs Empowerment Program Telkom targets a 10% growth in the number of “UMK Naik Kelas” under Telkom's guidance every year. In 2024, Telkom exceeded this target with a 10.6% increase in SMEs advancing, measured by revenue growth, workforce expansion, and asset improvement. To achieve this target, Telkom organized the SMEs Business Capacity Strengthening program, which includes the Go Modern and Go Digital initiatives as well as penetration into digital and global markets through the Go Online and Go Global programs. Figure 43. SMEs empowerment by Telkom 08 DECENT WORK AND ECONOMIC CROWTH PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 108 Empower our People

"Every day, I make traditional timphan cakes to sell, with me joining this RKB, I know that packaging affects sales levels, such as brand packaging design." Rika a member of the RKB Sabang UKM This program aims to improve the quality of SMEs products by providing assistance in registering Business Identification Numbers (NIB) through the Online Single Submission (OSS) institution. Additionally, Telkom support SMEs in obtaining Household Industry Food Production Certification (SPP-IRT) and Halal Certification to ensure product quality standards and competitiveness in the market. Beyond the certification, Telkom also provides digital marketing training for beginners, technical skill development for SMEs, and the Packfest Packaging House program to help SMEs increase the attractiveness of products through more professional packaging. According to Social Return on Investment (SROI) measurement, the Packfest program shows a ratio of 1:2.23. Throughout 2024, more and more SMEs have received support to develop through the Go Modern program. From year to year, these efforts have shown tangible results, with 18,102 SMEs receiving coaching, an increase from 11,180 SMEs in 2023. For many SMEs, obtaining business legality is the first step towards greater growth. This year, 5,647 SMEs managed to obtain NIB certification, more than 4,578 SMEs in the previous year. In addition, 3,756 MSEs received halal certificates and SPP-IRT, up from 2,107 MSEs in 2023. Beyond legal compliance, skill development remains a key focus. A total of 2,581 SMEs participated in technical training to improve their product and service quality, a significant increase from just 320 SMEs the previous year. Moreover, 615 SMEs showcased their products in mini bazaars and exhibitions, expanding their market reach. With more SMEs advancing to higher business levels, this program continues to pave the way for small business owners to become more independent, competitive, and ready to thrive in the digital era. " Go Modern Figure 44. Indibiz Training for SMEs 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 109

This program aims to drive business digitalization. In 2024, Telkom has conducted various trainings to accelerate the digital transformation of SMEs. The digitalization training creates shared value (CSV) is carried out with the utilization of KasirAja, PadiUMKM, and Indibiz, which helps to improve operational efficiency and expand market access for business actors. Additionally, Telkom also held digital and content marketing training in Makassar to strengthen online marketing strategies for SMEs. Telkom supports SMEs in expanding access to the digital market through training at Rumah BUMN (RB) accross various regions, helping them market products in e-commerce such as Tokopedia. To increase visual appeal, Telkom also held product photography training and launched the Go Digital program through TikTok Jalin Nusantara, thus SMEs can more effectively utilize social media. In 2024, as many as 16,845 SMEs benefited from this program, an increase from 10,844 in 2023. This support strengthens the competitiveness of SMEs in the digital era. " Go Digital "Since adopting the santri card, we feel very helped. We can understand the preferences of students when transacting in canteens or cooperatives, making it easier to determine the stock of snacks needed. In addition, classic problems such as lost student money have also been drastically reduced." Hani Buntari Squad Leader of Telkom Go Digital Islamic Boarding School Figure 45. PadiUMKM utilization by SMEs PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 110 Empower our People

This program aims to support the digitalization of SMEs to increase online sales. In 2024, Telkom held Ramadha Fest Online to encourage transactions during Ramadan as well as Shopee marketplace optimization training to increase the competitiveness of digital businesses. In addition, Telkom held Go Online training roadshows at various Telkom SOEs in Indonesia, collaborating with Tokopedia to help SMEs take advantage of marketplace features to increase traffic and sales. Throughout 2024, as many as 5,216 SMEs benefited from the Go Online program, a significant increase from 4,060 SMEs in 2023. This program helps SMEs adapt to the digital ecosystem, expand their market reach, and increase their competitiveness online. " Go Online "After participating in the Go Online training from Rumah BUMN Telkom, I learned how to market products more effectively. As a result, sales increased from 10% to 30%" Ni Putu Sekaryati a Balinese sandal craftsman In addition to domestic marketing, Telkom supports its fostered SMEs to Go Global through the Go Global program. In 2024, as many as 96 SMEs participated in international exhibitions such as Celebration of Nature's Palette (Japan), Gayeng Bugis (Singapore), Malay Day, and Malaysia International Tourism Expo. This number increased significantly compared to 2023 which only reached 22 SMEs, expanding export opportunities and global exposure for local business actors. " Go Global "Participating in international exhibitions and business matching is a strategic step to encourage SMEs to Go Global, expand the market, and increase their horizons to be able to compete at the international level" Helmy Fadly CEO Rumah BUMN Aceh at the 2024 Malaysia International Tourism (MIT) Expo Pahang. 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 111

Summary of Social Community Engagement Support and Achievements Table 21. Achievements of Sustainable Projects/Activities in 2022–2024 SDGs Indicator Code Sustainable Projects/ Activities Metrics 2024 2023 2022 Digital Learning School and Cybersecurity Awareness Number of Schools 472 435 364 Number of Students 30,100 15,810 18,200 Digi Up: Digital Skills Debriefing for High School/ Vocational Students Number of registrants 1,150 2,170 4,917 Number of participants passed 1,007 1,397 1,040 Indonesia Digital Learning: Teacher Certification Number of Participants 1,602 1,150 Number of locations 4 location points 3 Location points ICT Skills Training and Certification and Device Assistance for Disabled Groups Number of Registrants 675 980 326 Bootcamp Digital Empowering for Women Number of Participants 484 Digistar Class Number of Participants 18,394 21,183 12,453 Go Modern Beneficiaries 18,102 11,180 15,261 SMEs obtain NIB certification 5,647 4,578 3,785 SMEs get SPP-IRT 2,127 SMEs obtain Halal 2,107 1,362 Certification 1,629 SMEs participate in technical skills training 2,581 320 Go Digital SMEs beneficiaries of the program 16,845 10,844 15,135 Go Online SMEs beneficiaries of the program 5,793 4,060 5,216 Go Global SMEs beneficiaries of the program 96 22 21 04 QUALITY EDUCATION 05 GENDER EQUALITY 09 INDUSTRY, INNOVATION AND INFRASTRUCTURE 08 DECENT WORK AND ECONOMIC CROWTH PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 112 Empower our People

Social Performance Indicators Metric PT Telkom Indonesia Tbk 2024 2023 2022 Employees by gender Male employees 2,703 4,709 5,887 Female employees 2,227 2,760 3,032 Total employees 4,930 7,469 8,919 Employees by status and gender Permanent employees (male) 2,571 4,535 5,373 Contract employees (male) 132 174 514 Permanent employees (female) 2,135 2,635 2,858 Contract employees (female) 92 125 174 Non-Employee Status Workers Interns 2,265 1,475 1,915 Employees by region Regional I 261 488 679 Regional II 407 904 2,045 Regional III 493 937 1,288 Regional IV 202 362 478 Regional V 204 361 512 Non Regional 3,363 4,417 3,917 Employees by age >50 years old 1,028 2,300 2,892 30 – 50 years old 2,470 3,044 3,457 <30 years old 1,432 2,125 2,570 Employees by education level Pre-Lecture 175 779 2,570 Diploma 129 437 637 Bachelor 3,175 4,628 5,485 Postgraduate 1,451 1,625 1,791 Table 22. Performance of Diversity, Equity, and Inclusion at Telkom 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 113

Metric PT Telkom Indonesia Tbk 2024 2023 2022 Age profile by level of staffing (Senior management) >50 years old 67.3% 50% 50.4% 30 – 50 years old 32.7% 50% 49.6% <30 years old - - - Age profile by level of employment (Intermediate management) >50 years old 39.3% 35.3% 32.7% 30 – 50 years old 60.7% 64.6% 67.3% <30 years old 0.1% - - Age profile by level of employment (Supervisor) >50 years old 10.4% 35.6% 41.5% 30 – 50 years old 55.2% 32.2% 28.4% <30 years old 34.4% 32.2% 30.1% Age profile by staffing level (Staff and others) >50 years old - 0.4% 0.3% 30 – 50 years old 16.3% 9.4% 8.4% <30 years old 83.7% 90.2% 91.3% Gender profile by level of employment (% female) Senior management 15% 14.8% 9.4% Associate management 36.4% 30.7% 28.2% Supervisor 50.7% 38.7% 33.9% Staff and others 54.8% 49.3% 49.9% Employees with disabilities by gender Male employees 14 13 6 Female employees 8 6 5 Recruitment by gender Male employees 85 62 154 Female employees 77 50 153 Recruitment by age >30 years old 60 22 31 26 – 30 years old 40 34 113 18 - 25 years old 62 56 163 PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 114 Empower our People

Metric PT Telkom Indonesia Tbk 2024 2023 2022 Recruitment by placement Regional 1 7 5 20 Regional 2 5 4 39 Regional 3 13 6 37 Regional 4 2 2 22 Regional 5 7 4 17 Non Regional 128 91 172 Employees with contract status based on region Regional 1 7 12 46 Regional 2 13 16 88 Regional 3 21 22 159 Regional 4 4 6 36 Regional 5 9 13 50 Non Regional 170 230 309 Turnover by gender Male employees 2,096 1,452 936 Female employees 604 418 339 Turnover rate based on reason Voluntary (self-request) 1% 0.6% 3.5% Involuntary (i.e., being a director in a state-owned enterprise, disciplinary violation) 0.1% 0% 0.2% Others (i.e., retirement, death) 98.9% 94% 96.3% Employees who have maternity leave rights Male employees 2,485 3,902 5,330 Female employees 2,090 1,810 2,843 Employees who take maternity leave rights Male employees 99 90 106 Female employees 132 174 30 Employees who return to work after maternity leave Male employees 107 90 75 Female employees 130 145 21 Employees who are still working after 12 months after returning to work Total employees 167 74 33 Employees who receive gender-based training Certification training (male) 871 549 620 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 115

Metric PT Telkom Indonesia Tbk 2024 2023 2022 Certification training (female) 572 313 334 Leadership Development Program (male) 256 140 428 Leadership Development Program (female) 148 51 231 Regular training (male) 2,525 2,870 7,216 Regular training (female) 1,735 1,657 3,886 Average training hours in a year Total employees 265.96 65.16 53.27 Basic salary ratio Ratio of basic salary and remuneration of female employees to male employees for each position 1:1 1:1 1:1 Number of incidents of discrimination Total number of incidents 0 0 0 Employee feedback Employee feedback related to administration and service 7,982 6,364 4,626 Total employee feedback 30,124 26,656 17,033 [GRI 2-7] [GRI 2-8] [GRI 401-1] [GRI 401-3] [GRI 404-1] [GRI 404-3] [GRI 405-1] [405-2] Metric PT Telkom Indonesia Tbk 2024 2023 2022 Number of deaths due to work accidents in employees 0 0 0 Number of work accidents with high consequences 0 0 0 Work Accident Rate 0 0 0 [GRI 403-9] Table 23. Telkom's Occupational Health and Safety Performance PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 116 Empower our People

Metric PT Telkom Indonesia Tbk 2024 2023 2022 Fiber Optic Backbone Disruptions Average Disruption Frequency 4.652 3.811 3.927 Submarine Cable System (SCS) Disruptions Average Disruption Frequency – Wet Plant* 19 6 19 Average Disruption Frequency – Dry Plant** 1 0 4 Customer Service Disruptions Q Disruptions *** 2,30 2,88 3,59 Average Disruption Repair Time (hours) 5,9 6,18 6,2 Table 24. Systemic Disruption Risk Performance of Telkom Group Table 25. Telkom Group's Diversity, Equity, and Inclusion Performance Metric PT Telkom Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) Other Subsidiaries** Telkom Group 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Employees by gender Male employees 4,796 4,856 4,289 410 373 379 6,837 6,081 6,099 14,746 16,109 16,654 Female employees 1,420 1,453 1,166 193 164 158 3,087 2,668 2,783 6,927 7,045 7,139 Total employees 6,216 6,309 5,455 603 537 537 9,924 8,749 8,882 21,673 23,064 23,793 Employees by status and gender Permanent employees (male) 4,732 4,765 4,245 394 285 262 5,898 4,922 4,980 13,595 14,507 14,860 Contract employees (male) 64 91 44 16 88 117 939 1,159 1,119 1,151 1,512 1,794 Permanent employees (female) 1,313 1,301 1,076 185 128 101 2,467 2,034 2,056 6,100 6,098 6,091 Contract employees (female) 107 152 90 8 36 57 620 634 727 827 947 1,048 Gender profile by level of employment (% female) Senior management 16% 12% 12% 0% 0% 0% 4% 7% 9% 13% 12% 10% Associate management 14% 13% 12% 6% 5% 8% 19% 20% 19% 23% 22% 22% Supervisor 22% 22% 20% 22% 2% 17% 31% 29% 28% 28% 30% 28% Staff and others 34% 34% 31% 36% 36% 33% 49% 57% 59% 44% 45% 47% Employee recruitment Total rekrutmen 141 389 210 114 67 32 423 392 354 840 960 903 Description * Wet Plant (OSP - Outside Plant): Refers to the components or equipment of the Submarine Cable Communication System (SCCS) located in marine or underwater environments. These include submarine optical fiber cables, repeaters, equalizers, and branching units. ** Dry Plant (ISP - Inside Plant): Refers to the components or equipment of the Submarine Cable Communication System (SCCS) located onshore or within station facilities. These include optical fiber cables, SLTE (Submarine Line Terminal Equipment), DWDM (Dense Wavelength Division Multiplexing), PFE (Power Feeding Equipment), and others. ***Q Disruption: Represents the number of affected customers per 100 customers within a 30-day measurement period. [TC-TL-550a.1] 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 117

Metric PT Telkomunikasi Seluler (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) Other Subsidiaries** Telkom Group 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Number of deaths due to employee accidents 0 0 0 0 0 0 0 0 0 0 0 0 Number of work accidents with high consequences 0 0 0 0 0 0 0 0 2 0 0 2 Rate of work accidents 0 0 0 0 0 0 4,725 4,735 NA 4,725 4,735 NA *Other subsidiaries are represented by PT PINS Indonesia (PINS), PT Telekomunikasi Indonesia International (Telin), PT Sigma Cipta Caraka (Telkom Sigma), PT Telkom Akses (Telkom Akses), PT Graha Sarana Duta (Telkom Property), and PT Telkom Satelit Indonesia (Telkomsat). [GRI 403-9] Table 26. Telkom Group's Health and Safety Metric PT Telkom Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) Other Subsidiaries** Telkom Group 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Employee turnover rate Total turnover rate 4% 2% 4% 8% 12% 6% 6% 8% 8% 19% 7% 9% Turnover (% of total turnover) Voluntary 15% 26% 19% 63% 85% 70% 38% 34% 54% 33% 35% 44% Involuntary 48% 26% 16% 0% 0% 0% 12% 18% 2% 14% 14% 3% Other 38% 48% 65% 37% 15% 30% 50% 48% 45% 50% 51% 53% Employees who take maternity leave rights Male employees 243 75 246 19 18 17 64 51 43 424 234 412 Female employees 83 301 51 7 10 4 27 29 27 249 514 112 Employees who return to work after maternity leave Male employees 243 75 246 19 18 17 64 51 43 432 234 381 Female employees 82 301 51 7 10 4 27 29 27 246 485 103 Employees who are still working after 12 months after returning to work Total employees 325 376 297 26 28 21 30 80 70 548 558 421 Average training hours in a year Male employees 69 47 38 16 12 15 595 954 521 411 646 356 Female employees 27 33 33 8 5 7 612 513 357 414 346 245 Total employees 60 44 37 24 17 22 1,207 1,467 878 825 992 601 * Other Subsidiaries are represented by all Telkom subsidiaries except Telkomsel and Mitratel. [GRI 401-1] [GRI 401-3] [GRI 404-1] [GRI 405-1] PT TELKOM INDONESIA (PERSERO) TBK Diversity, Equity, and Inclusion Employee Health and Safety Customer Experience 118 Empower our People

Social Performance Indicators 2024 SUSTAINABILITY REPORT Digital Inclusivity and Community Engagement Social Performance 119 Social Performance Indicators Digital Inclusivity and Community Engagement 2024 SUSTAINABILITY REPORT

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 120 PT TELKOM INDONESIA (PERSERO) TBK 05 Elevate Our Business PT TELKOM INDONESIA (PERSERO) TBK

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 121

Elevate Our Business Strong governance enables Telkom Group to Elevate Our Business by enhancing competitiveness, strengthening stakeholder trust, and ensuring long-term sustainability. By upholding the principles of transparency, accountability, and compliance, Telkom does not only meets regulatory requirements but also fosters an innovative and sustainable business ecosystem. For Telkom, effective governance supports better risk management, operational optimization, and the creation of growth opportunities aligned with the evolving telecommunications industry. Telkom ensures every initiative is designed not only to drive short-term performance, but also to ensure that stakeholders can grow and thrive alongside Telkom sustainably. Telkom Group's governance is built on three key pillars: Regulatory Compliance, Ethical Business Practices, and Cyber Security & Data Privacy—ensuring legal adherence, operational integrity, and robust data protection. Beyond these core areas, Telkom also addresses non-material aspects, such as supply chain management. Material Topics 2030 Target 2024 Performance Regulatory compliance 100% compliance with applicable regulations, with no proven major cases. 100% Ethical business practices Compliance with business ethics, with 100% of employees signing integrity pacts. 100% SNI ISO 37001:2016 SMAP certification for Telkom and its directly owned subsidiaries. 100% 100% of whistleblowing complaints are followed-up 100% of whistleblowing complaints are followed up 100% of human rights-related complaints are followed up. 100% followed up, 0 complaints proven related to human rights (respectful workplace) Cyber security and data privacy No critical data leaks have occured 0 critical incidents 100% employee passing rate in cybersecurity awareness training. 95.63% PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 122 Elevate Our Business

Elevate Our Business Telkom’s sustainability policies are outlined on the ESG policy page, covering the following areas: 1. Board of Directors' Function and Management's Role in ESG and Climate Aspects 2. Risk Management System Framework and Policy 3. Corporate ESG Umbrella Policy 4. Respectful Workplace Policy 5. Disaster Management Policy 6. Roles and Responsibilities of Committees or Divisions responsible for ESG and Climate Aspects 7. Scope of Telkom Group's Business Ethics Guidelines 8. ESG and Climate Governance Structure 9. Information Security Governance 10. Personal Data Protection Governance 11.Corporate Management, Security, and Safety Policy Regulatory compliance Cyber security and Data privacy Ethical business practices • Ethical product marketing • Fair business conduct • Personal data protection • Cyber security • Anti-corruption • Whistleblowing In general, Telkom has established a policy for managing and overseeing all material topics. Specific approaches for each topic are defined in separate policies and strategies. Cyber security, data privacy, ethical business practices, and regulation compliance are top priorities for Telkom in safeguarding customer trust and ensuring business sustainability. As a vital telecommunications infrastructure provider, Telkom ensures secure data management and compliance with regulations and business ethics standards. Through robust information security governance, anti-corruption policies, whistleblowing systems, and periodic audits, Telkom is committed to fostering a transparent, ethical, and sustainable business ecosystem. Responsible Supply Chain • Responsible procurement process • Local parties involvement 2024 SUSTAINABILITY REPORT Responsible Supply Chain 123

Telkom is committed to conducting business in full compliance with applicable regulations and industry standards in the telecommunications sector. Regulatory compliance is not just a legal obligation but a fundamental pillar in ensuring business sustainability and maintaining stakeholder trust. To uphold optimal compliance, Telkom implements robust policies and procedures aligned with regulatory requirements. Additionally, a stringent compliance system is in place to identify, manage, and mitigate legal risks that could impact the company’s operations. [GRI 2-27] Regulatory Compliance Ethical Product Marketing For Telkom, responsible product marketing is fundamental to building customer loyalty and trust. The company is committed to fair, transparent, and ethical marketing practices, ensuring that every message reflects a strong dedication to corporate compliance and social responsibility. Telkom is committed to provide a transparent and fair customer experience by providing clear and accessible information about its products and services. Protecting customer rights is a top priority, as reflected in subscription contracts governed by the Company Regulation on Business Ethics within the Telkom Group and the Company Regulation on Guidelines for the Preparation and Management of Subscription Contracts. These internal regulations ensure that every customer understands their rights and obligations, fostering a transparent and sustainable relationship between a company and its customers. Telkom upholds strict compliance in marketing activities and consumer rights protection. This is attained through establishing practices that adheres to Law Number 8 of 1999 concerning Consumer Protection and Law Number 11 of 2008 jo. Law Number 1 of 2024 related to Information and Electronic Transactions. Management Approach Telkom is committed to conducting its business sustainably by ensuring regulatory compliance through the principles of transparency, risk mitigation, and continuous improvement. This approach ensures that all operational and corporate governance processes align with both internal policies and legal regulations. To safeguard the company and its stakeholders, Telkom employs a systematic approach to identifying, assessing, and managing legal risks. Telkom has implemented the following measures • Conducting legal reviews of corporate action plans and business contracts. • Coordinating and providing legal assistance across all relevant units to resolve litigation cases in accordance with internal and external regulations. • Reviewing internal regulations before their issuance to ensure compliance. • Strengthening competencies in handling business disputes, both litigation and non-litigation In marketing, Telkom prioritizes clear, fair, and responsible communication, in compliance with consumer protection regulations and high business ethics standards. Additionally, in business competition, Telkom upholds the principles of fairness and antitrust compliance to foster a healthy and competitive business environment. PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 124 Elevate Our Business

Fair Business Conduct Equal Access to The Internet In the 5G era, competition in the telecommunications industry extends beyond just internet speed—it also encompasses service coverage, affordability, innovative features, reliable IT systems, and quality customer service. As Indonesia’s market leader, Telkom is committed to competing fairly by delivering high-quality products and services while ensuring full compliance with applicable regulations. Telkom operates in strict adherence to Law No. 5 of 1999 on the Prohibition of Monopoly Practices and Unfair Business Competition, as well as other relevant regulations, to promote healthy competition, drive innovation, and maximize benefits Telkom Group is dedicated to providing high-quality, transparent, and fully compliant telecommunications services. Adherence to industry standards and regulations is fundamental in ensuring that every customer has access to safe, fair, and reliable internet connectivity. In alignment with the principle of open internet (net neutrality), Telkom Group continuously for society. Upholding this principle, Telkom consistently prioritizes ethical competition practices, with no recorded violations related to monopolistic behavior or unfair business practices under Law No. 5 of 1999. [GRI 206-1] During the 2024 reporting period, there were no legal actions experienced by Telkom related to alleged violations of business competition and monopoly regulations, and no financial losses resulting from regulatory violations. Telkom always ensures that every business activity carried out is in line with the principles of fairness, transparency, and compliance with applicable regulations. [SASB TC-TL-520a.1] enhances network accessibility and service quality, fostering a more inclusive digital ecosystem. Key performance indicators for telecommunications services include network speed and stability, particularly download speeds. In 2024, Telkom Group achieved an average download speed of 39.36 Mbps, representing a 17.9% increase compared to 2023. [SASB TC-TL-520a.2] This improvement reflects Telkom Group's commitment to delivering more equitable and high-quality connectivity, aligned with its vision of making the internet an inclusive platform that supports the growth of Indonesia's digital economy. The results of the evaluation in the reporting period showed that there were no incidents of non-compliance with product labeling regulations resulting in fines, sanctions, or official warnings, and no violations of product labeling standards. In addition, there were no incidents of non-compliance in The variation in download speed quality between Telkom Server, All Server, and All Server (excluding Telkom) may be attributed to differences in the quality and capacity of internet services provided by Telkom compared to those offered by other internet service providers. Description Megabits per second (Mbps) 2024 2023 2022 Telkom Server 39.36 33.39 28.09 All Server 37.4 31.44 25.79 All Server (Exclude Telkom) 35 28.88 22.37 Table 27. Average Download Speed marketing communications that led to fines, sanctions, official warnings, or violations of voluntary standards of marketing communication. This reflects full compliance with applicable regulations and standards in terms of product labeling and marketing communication. [GRI 417-1] [GRI 417-2] [GRI 417- 3] 2024 SUSTAINABILITY REPORT Responsible Supply Chain 125

Telkom Group believes that sustainability is not only about business growth but also about ensuring that growth is achieved with strong ethical principles within the bounds of regulatory compliance, and the protection of consumer rights and privacy in every service offered. To uphold the principles of sustainability, Telkom is committed to maintaining high ethical standards in collaboration with all partners within its business ecosystem. In conducting a sustainable business, Telkom prioritizes integrity and responsibility across all operations, with a strong focus on the following key areas: Ethical Business Practices .. Commitment to Partners: Building fair, transparent, and professional partnerships based on good governance principles. Commitment to Customers: Continuously enhancing customer satisfaction by providing transparent and accessible communication channels while upholding consumer rights. Commitment to Competitors: Competing ethically and fairly, by obtaining information lawfully and maintaining business integrity Commitment to the Community: Contributing to social welfare by fostering harmonious relationships and minimizing environmental impact. Commitment to Employees: Creating a fair, healthy, and safe workplace that is free from discrimination. Figure 46. Telkom's Commitment to Ethical Business Practices Management Approach Telkom Group upholds integrity as the cornerstone of its sustainable business operations. The company is fully committed to fostering a clean and transparent business ecosystem by enforcing a zero-tolerance policy against all forms of corruption, collusion, nepotism, bribery, fraud, and other unethical business practices. Strict mitigation measures have been implemented, including enhanced supervision, policy socialization, and comprehensive training for relevant personnel. This commitment is formally outlined in the Company Regulation on Ethical Business Practices within the Telkom Group. PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 126 Elevate Our Business

Corruption, Bribery and Fraud Prevention Policy To enforce this commitment, Telkom implements the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP), which is overseen by the Anti-Bribery Compliance Function Committee FKAP routinely conducts risk evaluations related to bribery across its operations, identifying potential risks in various business areas within the organization. In 2024, the company conducted a bribery risk assessment under the scope of ISO (FKAP) in collaboration with top management. The following is the structure of the FKAP committee at Telkom. [GRI 2-23] 37001:2016 SMAP for 100% of units classified as high-risk for bribery, namely within the Recruitment and Procurement functions. [GRI 205-1] Steering Committee Anti-Bribery Management System (SMAP) Head of FKAP Committee Anti-Bribery and Gratification Control Division Development and Documentation Division Internal Evaluation and Audit Division Investigation and Resolution Division Top Management Figure 47. Telkom FKAP Committee 2024 SUSTAINABILITY REPORT Responsible Supply Chain 127

Telkom’s efforts to prevent fraud and corruption are further reinforced by the mandatory submission of the State Administrator's Wealth Report (LKHPN) for members of the Board of Directors, Board of Commissioners, and employees at Band I–III levels (particularly at Head Office). In addition, anti-corruption and anti-fraud awareness programs, as well as SMAP e-learning, are regularly conducted in accordance with the SNI ISO 37001:2016 SMAP. These programs are mandatory and must be completed by all Telkom employees. In this year, 100% of Telkom employees and 100% of the Board of Directors successfully participated in socialization and training programs related to anti-corruption, anti-fraud, and SNI ISO 37001:2016 SMAP. [GRI 2-24] [GRI 205-2] IIn 2024, as a result of its internal control process, Telkom identified one case of corruption at the parent company level, along with several similar incidents within its subsidiaries. Some of these cases have resulted in court decisions with permanent legal status (inkracht). In response, Telkom conducted internal investigations, implemented corrective actions, and imposed sanctions aligned with the company’s compliance policy. No termination of partnership contracts occurred as a result of these incidents. To prevent recurrence, Telkom has strengthened its supervisory policies and enhanced compliance training programs for employees across the Telkom Group. The company ensures full compliance with applicable laws and regulations in every operational jurisdiction. All incidents identified through internal control mechanisms are handled promptly and appropriately, in line with Telkom’s zero-tolerance policy toward integrity violations. In the lead-up to World Anti-Corruption Day (Hakordia) on December 9, 2024, Telkom reaffirmed its commitment to conducting clean and corruption-free business practices. On November 14, 2024, Telkom’s President Director, Ririek Adriansyah, along with the Board of Directors and all senior leaders of TelkomGroup, formally declared the Anti-Corruption Commitment during a Leadership Meeting held in Jakarta. This declaration is being extended to all Telkom Group subsidiaries, serving as a collective commitment by both management and employees to prevent corruption within the workplace and to foster a culture of integrity across the organization. Declaration of Anti-Corruption Commitment PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 128 Elevate Our Business

Telkom Integrity Line Telkom is committed to upholding high and transparent business ethics standards across all its operations. One of the key initiatives to enhance transparency and prevent fraud or other ethical violations is the implementation of Telkom’s complaint submission system, known as the "Telkom Integrity Line." Telkom’s Whistleblowing System (WBS) operates under the supervision of the Audit Committee and is aligned with OJK Regulation No. 55/POJK.04/2015 as well as Section 301 of the Telkom remains firmly committed to maintaining integrity through the implementation of strict anti-corruption policies, an effective whistleblowing system, and regular training for employees and business partners. In handling these cases, Telkom fully supports the legal process and enforces firm action against any parties Throughout 2024, Telkom received 56 complaints through the Integrity Line. From these reports, a total of 46 complaints, or 82% of the total complaints received wmet the criteria to be followed-up, 33 complaints were declared closed, 9 of the 33 complaints were proven to have violations, while the other 13 complaints are still waiting for additional data and/or further assessment. Telkom protects the confidentiality of the whistleblower's identity throughout the investigation process, provides protection of anonymity by using a trusted third-party service provider, and ensures that the whistleblower will not face retaliation. [POJK. F.24] [GRI 2-25] [GRI 2-26] Sarbanes-Oxley Act of 2002. This system serves as a secure and confidential channel for employees and stakeholders to report any suspected violations—such as fraud, corruption, human rights violations, or unethical business practices— within the Telkom Group, including actions by third parties affiliated with Telkom. The system also accommodates reports related to labor regulation violations, whether committed by Telkom or its partners. Telkom ensures that all reports are handled carefully and responsibly, based on the principle of presumption of innocence, to maintain fairness and integrity throughout the investigative process. The complaint categories handled through the Telkom Integrity Line include: accounting and internal control over financial reporting, audit-related issues, violations of laws and regulations, breaches of internal policies, fraud, unethical behavior, harassment, as well as gratuities and bribery. The reporting channels available to whistleblowers include website, email, P.O. Box, fax, hotline, WhatsApp, and SMS. In 2024, the majority of complaints were submitted via WhatsApp (24 reports), followed by email (14 reports) and the website (15 reports). The following outlines the process for handling complaints received through the Telkom Integrity Line. Description Telkom Group Information 2024 (Deloitte) 2023 (Deloitte) 2022 (Deloitte) Number of complaints: 56 59 44 Complaints received Qualified: 46 28 26 Complaints that warant action Follow-up: Closed 33 19 16 - Additional Data Needed 12 9 9 - Further study according to the procedure 1 0 1 - Table 28. Complaint Data received by WBS proven to be in violation. Additionally, the company is intensifying internal controls—particularly through the adoption of SMAP based on SNI ISO 37001:2016 across all business lines—to ensure alignment with good governance principles and to mitigate potential corruption risks in the future. [GRI 205-3]. 2024 SUSTAINABILITY REPORT Responsible Supply Chain 129

Telkom is committed to conducting regular evaluations of investigation outcomes and taking corrective actions as well as implementing system improvements to prevent similar violations in the future. Reports related to the whistleblowing system are disclosed in the Annual Report and Sustainability Report as a demonstration of Telkom’s accountability and transparency to stakeholders. Receipt and Verification of Complaints Review Investigation Process Resolution & Follow Up The consultant/third party receives and verifies complaints submitted through the Telkom Integrity Line Valid complaints are then forwarded to the Audit Committee or the Internal Audit Department for further action. If an investigative audit is required, the report is submitted to the President Director, who will assign the Investigation Committee to handle the case. If the process requires the involvement of an independent party, the Audit Committee will seek approval from the Board of Commissioners to appoint the independent party. In cases where the investigation involves personnel and/or units within a subsidiary, the Investigation Committee will notify the Board of Commissioners and Directors of the respective subsidiary. The Investigation Committee or an independent consultant/third party conducts the investigation. The investigation report is then submitted to the President Director and the Audit Committee. The Audit Committee evaluates the results of the investigation. If a violation is confirmed, disciplinary action or policy improvements are implemented. All resolved complaints are then formally closed in the system. In today’s rapidly evolving digital era, cyber security and data privacy have become fundamental to maintaining customer trust and ensuring business continuity. As a telecommunications company serving millions of customers and managing data on a large scale, Telkom is fully committed to safeguarding the information of its customers, partners, and all stakeholders in accordance with the highest security standards. Throughout 2024, no violations related to personal data processing—such as data breaches, theft, or loss of customer data—and no sanctions, fines, or legal proceedings related to customer privacy. Telkom ensures full compliance with applicable regulations, including Indonesia’s Personal Data Protection Law No. 27 of 2022, as well as international information security standards such as ISO 27001:2013 and ISO 27001:2022. Overall, Telkom remains committed to robust data protection through strict security policies and proactive monitoring, reinforcing trust with customers and stakeholders. [SASB TC-TL-220a.3] [SASB TC-TL-230a.1] Cyber security & Data Privacy PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 130 Elevate Our Business

TELKOM 5 Guidelines And 19 Procedures & Governance Derived From PDP Total Use Case 2024 Data Privacy Discovery & Classification: 657 DB Tackled Personal Data Leak Issue On Myindihome Assistance In Compliance Consultation Cases From PDP Aspects (HC, DB, EBIS, NTS, GBD) Use case all time Proof of Concept (PoC) procurement Encryption, 5 Principal eligible Of Employees Passed E-learning On PDP Law Assistance In ISO 27701:2019 Certification Process PDP as New GTMA PoC Database Activity Monitoring (DAM) and Data Loss Prevention (DLP) Socialization Through Sharing Sessions, Town Halls, Webinars Monitoring And Oversight Of Regulatory Developments Coaching and Follow Up Use Case IT Tools for PDP compliance 302 users, 32 AP, 3300 compliance case WEEKLY Poster & global privacy news POLICY & COMPLIANCE RISK & MONETIZATION TECHNOLOGY AWARENESS 70 307 98% Data Protection Officer (DPO) Ratification of PDP Policies PDP Compliance Assessment Socialization & Awareness 36 subsidiaries have appointed VP DP Telkom as their Personal Data Protection Officer (DPO) Telkomsel, Metranet, & Sigma have internal DPOS 23 subsidiaries have completed ratification of PDP policy under Telkom Group 13 subsidiaries are in the process of drafting and circulating the ratification 33 subsidiaries have conducted PDP compliance assessments to determine maturity and implement PDP Socialization & consultation on the implementation of the PDP Law Sharing awareness content, including posters and global privacy news SUBSIDIARIES Figure 48. Personal Data Protection Efforts in Telkom Figure 49. Personal Data Protection Efforts in Telkom Subsidiaries Management Approach Cyber security and Data Privacy Policy Telkom ensures compliance with both regulatory requirements and internal policies related to cyber security and personal data protection through the implementation of the Telkom Group Personal Data Protection Governance, issued on August 27, 2024, and the Information Security Governance, issued on December 18, 2024. To support the implementation of these policies, Telkom has established a Data Protection sub-department and appointed a Data Protection Officer (DPO). The DPO is responsible for monitoring privacy compliance, coordinating audits, and managing risk mitigation efforts. The Data Protection sub-department plays a key role in overseeing adherence to data protection policies, raising awareness across the organization, and ensuring that all data management processes comply with applicable standards. These initiatives represent Telkom Group’s comprehensive internal policy framework for personal data protection and information security. Throughout 2024, Telkom Group undertook the following efforts in relation to personal data protection: 2024 SUSTAINABILITY REPORT Responsible Supply Chain 131

Telkom has a Data Governance Framework to manage data assets comprehensively, including data planning, use, control, protection, and destruction. The framework is designed to support more effective analysis and decision-making. In its implementation, the Director of Network & IT Solutions (NITS) is responsible for the strategic management of this framework, while the Chief of Technology Officer appoints a Data Owner who has authority over the utilization of data assets. The Data These policies and programs are designed to ensure strong data governance and security across the Telkom Group ecosystem, including in subsidiaries. In the event of a data Owner is responsible for ensuring that the use of data follows the established governance principles. As part of the data protection mechanism, this framework regulates key aspects such as data owner consent, data architecture, metadata, data control, data quality, encryption (cryptography), access control, and audit trail management. These measures are implemented to ensure the security and integrity of data during the process of storage and use. leak incident, the delivery of information to customers and regulators will be carried out in accordance with existing best practices [SASB TC-TL-220a.1] Telkom Group Data Governance SVP Synergy Telkom VP NW/ IT Strategy, Technology & Architecture CTO Telkom Group DG Bussiness Committe DG Operation Chair of DG Council DG Executive Committe DG Executive Committe DG Bussiness Committe DG Bussiness Committe DG Operation DG Operation DG Council Steering Commitee Suggestion/ Escalation Instruction/ Direction Figure 50. Data Governance Structure of Telkom Group PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 132 Elevate Our Business

DG Executive Committe DG Bussiness Committe Coordinator Data Stewards Data Custodian DG Operations Figure 51. Telkom Data Governance Committee In addition to implementing data governance policies, Telkom actively educates employees through socialization, training, and certification programs related to data management, security, and privacy. Telkom also ensures compliance and effectiveness of data governance through routine audits by Internal Audits across all Telkom Group entities. This audit assesses compliance with standards as well as overall data governance performance. In addition, the Data Governance Maturity Level Assessment is carried out to determine the strategy for developing and optimizing data governance in the company. As a Data Controller and Data Processor, Telkom is committed to ensuring that every processing of personal data is carried out with the principles of transparency, accountability, and compliance with applicable regulations. In line with personal data protection regulations, Telkom has a basis for processing personal data, including legal and explicit consent. Valid and explicit consent means that the customer gives direct and unequivocal consent, whether by electronic or non-electronic means, to the processing of their data. Data Use and Retention Policy to Protect Customer Rights With the current personal data protection mechanism, Telkom ensures that customers' personal data remains protected, used ethically, and in accordance with applicable legal provisions. Throughout 2024, Telkom has managed to protect 100% of customer data without critical data leaks. 2024 SUSTAINABILITY REPORT Responsible Supply Chain 133

In addition, to ensure responsible data governance, any request for the release or use of personal data by external parties must first go through the Data Governance (DG) Council hearing process. In addition, Telkom has also paid attention to the aspect of data privacy by design, where every application that Telkom develops has paid attention to the aspect of data privacy since the initial design of the application. Telkom is committed to deleting customer data that is no longer subscribed to according to the provisions, with a minimum retention of 3 months based on the Telkom Group Data Operations Management Standard and Government Regulation No. 52 of 2000. Telkom also does not collect personal data from third parties unless required by law. In accordance with Law No. 27 of 2022 concerning Personal Data Protection, Telkom Group is committed to managing customers' personal data responsibly, including the acquisition and collection, processing, and analysis; storage; repair and renewal; appearance, announcement, transfer, dissemination, or disclosure; and/or deletion or destruction of data. Telkom does not process personal data without a proper processing basis, except for service completion, legal compliance, or compliance with applicable regulations. The entire basis for the processing of customer personal data is processed in accordance with the principles of personal data processing and is managed systematically and legally, ensuring transparency and compliance in any data processing. As the Controller and Processor of Personal Data, Telkom also ensures that data processing by third parties is only used for the improvement of services and products, with responsibilities stipulated in transparent data protection agreements, to maintain customer security and privacy. Controlled Secondary Data Management As the owner of the data, the customer has full rights to their personal data. Telkom provides a special service center for customers who have complaints or requests related to personal data protection. This hotline service is a new initiative from Telkom as a special channel to handle issues related to Personal Data Protection. Customers can contact Telkom through the following numbers to get assistance or further information: Hotline number +62 811-254-737 Telkomsel customers can also access information related to the privacy policy through the official website at the following link https://www.telkomsel.com/privacy-policy or contact customer service via email cs@telkomsel.co.id and phone number 188. Meanwhile, IndiHome customers can find the privacy terms and conditions at https://indihome.co.id/ syarat-ketentuan# or contact customer service via email customercare@telkom.co.id and phone number 147. For customers of other digital products under Telkom Group, information regarding privacy terms and conditions can be accessed through the website of each product. In this year's reporting period, there were no complaints from external parties regarding alleged violations of customer privacy. [GRI 2-25] [GRI 2-26] [GRI 418-1] [POJK F.24] Telkom Respects Customers' Rights to Data Access PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 134 Elevate Our Business

By 2024, 100% of data requests from the Government and Law Enforcement Authorities have been fulfilled following compliance principles, while there are no requests from third parties for monetization or business consulting purposes. If there is a request for data from a third party, the entire data Each data request must go through the DG Council, a hearing process to ensure compliance with data management, from the purpose of processing to data transfer methods, to data disclosure process is carried out with strict protection through a Non-Disclosure Agreement (NDA) which is in line with the Data Governance policy, Data Control Standards, and the PDP Law. [SASB TC-TL-230a.2] [SASB TC-TL-220a.4] encryption. This is done because of Telkom's commitment to maintain transparency, security, and compliance in every customer data management activity. In 2024, there were 70 use cases of data transfer that were handled securely, encrypted, and in accordance with procedures within the Telkom Group. In an increasingly connected digital era, cyber threats continue to increase and become a serious challenge for companies, especially in the telecommunications sector that manages vital infrastructure. Information security is now not only a necessity but also a strategic priority. Realizing this, Telkom is taking proactive steps in anticipating cyber risks with preventive strategies that include identifying and mapping threats, ranging from lack of stakeholder awareness, various motives for cyberattacks, and to potential weaknesses in the technology supply chain. As a mitigation effort, Telkom increases information security awareness through regular cybersecurity awareness programs for employees, vulnerability evaluations, periodic penetration tests, and daily security monitoring of IT infrastructure. Telkom has also formed a CSIRT (Computer Security Incident Response Team) and has been registered with the State Cyber and Cryptography Agency (BSSN) since 2023, to strengthen its protection system, coordinate in handling cyber incidents, obtain the latest threat information, and increase Telkom's cybersecurity capacity through guidance and collaboration with BSSN and other CSIRTs. Facing Cyber Threats 2024 SUSTAINABILITY REPORT Responsible Supply Chain 135

Increased Awareness and Quick Response In an effort to provide a rapid response to cyber incidents, the Cyber Security Operation Center (CSOC) operates 24/7 to proactively detect, monitor, and handle threats. In addition, security awareness programs are carried out every month through various media, such as posters, podcasts, and webinars, as well as mandatory Cyber Security Training for all employees in the form of awareness and training. By 2024, as many as 4,933 Telkom employees have passed cyber security awareness training, equivalent to 95.63% of the total employees at that time. In terms of governance, Telkom refers to a strict cybersecurity policy, with reference to ISO/IEC 27001:2022, and establishes a Cyber Security unit at the BoD-1 level (VP Level) consisting of a governance team, security services, operations, and security engineering. [SASB TC-TL-230.a.2] Through this strategy, Telkom is committed to creating a safe and reliable digital ecosystem for all stakeholders. Maintaining digital resilience is a priority for Telkom amid increasing cyber threats. Throughout 2024, Telkom faces cyber threats, but there have been no incidents that disrupt operations. However, vigilance and monitoring continue to be carried out to ensure information security and maintain the continuity of service for customers. Telkom has obtained ISO 27001:2013 Information Security Management System (ISMS) certification since 2022, which remains valid until April 11, 2025. As a continuation of existing certifications, by the end of 2024, the company has undergone an ISO 27001:2022 certification process to update and harmonize the information security standards applied. Figure 52. Cyber Security Operation Center (CSOC) PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 136 Elevate Our Business

Telkom Group is committed to adopting and developing artificial intelligence (AI) in a responsible, safe, and customers and stakeholders-oriented manner. In the ever-evolving Throughout 2024, there were 879 Brute Force Attack attempts against network elements. The longest Distributed Denial of Service (DDoS) attack occurred in January 2024 with a duration of 4,407 minutes, while the attack with the largest volume reached 537.1 Gbps in March 2024. In terms of the frequency of attacks, it was significantly lower compared to 2023, but in terms of volume and duration, the attacks were much greater. The cyber-attacks did not disrupt the company's operations, digital ecosystem, we prioritize data privacy, system security, transparency, and fairness as key principles in the application of AI. confirming that Telkom's security system demonstrated strong resilience in facing evolving cyber threats. Telkom remains committed to maintaining vigilance and security of the information system by strengthening its monitoring and prevention strategy. This effort is made to identify and respond to potential threats to the server quickly, ensuring the integrity and security of the system are maintained. AI Governance and Security at Telkom Group Description Years 2024 2023 2022 Brute Force Attack on network elements (frequency) 879 366,732 9,579 Longest Distributed Denial of Service Attack (minutes) 4,407 1.818 6,779 Attacks with the largest volume (Gbps) 537.1 199.1 210.7 Table 29. Frequency of Cyberattacks Telkom Group is committed to establishing professional relationships with partners based on the principles of fairness, transparency, and good governance. As a leader in the Indonesian telecommunications industry, Telkom Group has an extensive supply chain network. Telkom Group recognizes that the company and its entire supply chain have a significant impact and reach. Therefore, in managing the supply chain, Telkom aims to create a responsible ecosystem with reference to procurement guidelines. Each partner is also required to sign an Integrity Pact, stating a commitment not to engage in corrupt practices, price collusion, or conflicts of interest during the procurement process. [GRI 2-6] Responsible Supply Chain 2024 SUSTAINABILITY REPORT Responsible Supply Chain 137

The procurement process begins with the identification of needs, the preparation of a Purchase Requisition (PR), and internal approval. This is followed by the preparation of procurement documents, such as the Work Plan and Conditions and Self-Estimated Price or Owner's Estimate (OE), along with the determination of the procurement method (Tender, Direct Appointment, or Direct Selection). An announcement or invitation to participants is made, followed by the collection of procurement documents and, if necessary, a clarification meeting. Participants then submit administrative, technical, and pricing proposals, which are evaluated, and negotiations are conducted if required. After the determination of the winner and the rebuttal period (if any), the contract is prepared and signed, and a Purchase Order (PO) is issued. The process concludes with the delivery of goods/services, verification, payment, and a post-procurement evaluation. For new suppliers involved in infrastructure facility services, transportation, access, switching & routing, and IT projects, an additional process is required through Telkom Group R&D prior to engagement with Telkom or Telkom Group. Meanwhile, professional consulting services, leases, and General & Administration categories can engage directly with the relevant business units. Procurement initiation Proposal Evaluation & Negotiation Tender Publication / Invitation to Bid Contract Signing & Purchase Order Issuance Preparation of Procurement Documents Winner Determination Proposal Submission Procurement Completion 1 2 3 4 5 6 7 8 Figure 53. Overview of the Procurement Process at Telkom Group Responsible Procurement Process During the reporting period, Telkom collaborated with 405 suppliers to support the smooth operation of its business. As part of its commitment to responsible business practices, each supplier is required to sign an Integrity Pact, which affirms that the procurement of goods and services is carried out independently, transparently, and in compliance with regulations—free from corruption, collusion, and nepotism practices or conflicts of interest. The pact also includes commitments to legal compliance, prudence, anti-bribery, Domestic Component Level (TKDN) compliance, and the prohibition of transactions with Telkom's active employees. In line with its anti-bribery efforts, Telkom has implemented the SNI ISO 37001:2016 SMAP in its procurement process. This initiative ensures that the entire Telkom Group supply chain adheres to the principles of sustainability and business ethics, and in the future, it will be expanded to include occupational safety considerations. PT TELKOM INDONESIA (PERSERO) TBK Regulatory Compliance Ethical Business Practices Cyber security & Data Privacy 138 Elevate Our Business

Local Parties Involvement The involvement of local parties, including local suppliers, plays a significant role in supporting economic growth in Indonesia. Telkom is committed to prioritizing local suppliers in the procurement of goods and services, as well as the use of domestically produced components. Telkom defines local partners as companies that are legally incorporated in Indonesia and have operational offices within the country. [GRI 204-1] As a SOE, Telkom Group is committed to supporting the increase of the local content. In 2024, Telkom’s TKDN achievement reached 61.47%. In every procurement process, Telkom Group continues to consider the quality and economic feasibility of the goods and/or services obtained, even while prioritizing domestic products. By the end of 2024, Telkom had spent IDR 18.3 trillion on the procurement of goods and services, in collaboration with 100% local suppliers. Of this amount, 42.91% was allocated to IBL Operating Expenses (OPEX), 41.07% to IBL Capital Expenditures (CAPEX), and 16.02% to OBL. To support a more transparent, competitive, and accountable procurement process, Telkom Group has adopted an e-procurement system through the SMILE application. Through this platform, supplier selection is conducted systematically, considering key factors—Quality, Cost, Delivery, and Service (QCDS). The procurement process at Telkom is rigorously implemented to ensure selected suppliers meet the company’s standards. All e-procurement mechanisms are carried out in accordance with the Regulation of the Director of Finance and Risk Management regarding Supplier Management Guidelines. Telkom requires each supplier to comply with the Integrity Pact throughout the entire duration of the cooperation period. To support this, Telkom provides annual socialization sessions on SMAP for its partners as part of capacity-building efforts. Telkom also regularly evaluates supplier performance and works closely with them to ensure compliance with human rights principles, avoidance of hazardous materials, and maintenance of integrity and transparency by preventing fraudulent practices. If non-compliance is identified, Telkom reserves the right to terminate the business relationship in order to uphold ethical standards and ensure business sustainability. In 2024, no partners had their contracts terminated due to such compliance violations. 2024 SUSTAINABILITY REPORT Responsible Supply Chain 139

Climate Change and Energy Management Resource Management Other Environmental Management Save Our Planet 140 PT TELKOM INDONESIA (PERSERO) TBK 06 Appendix PT TELKOM INDONESIA (PERSERO) TBK

Environmental Costs Environmental Performance 2024 SUSTAINABILITY REPORT 2024 SUSTAINABILITY REPORT 141

Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Metric PT Telkom Data Ekosistem (TDE) PT Multimedia Nusantara (TelkomMetra) PT PINS Indonesia (PINS) PT Sigma Cipta Caraka (TelkomSigma) PT Telkom Akses (Telkom Akses) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 105,844.33 89,397.74 22,694.56 6,978.64 7,111.42 53,745.08 10,106.01 13,463.97 13,571.65 7,375.83 9,994.11 1,897.59 16,096.57 17,719.08 28,952.09 Scope 1 dan 2 (tCO2) 105,232.77 76,080.93 22,694.56 6,965.66 7,080.76 51,772.30 103.77 103.41 94.79 3,111.26 1,068.43 352.12 15,368.84 16,825.71 27,054.56 Scope 1 (tCO2) 3,310.52 359.96 89.72 1,203.43 1,274.41 1,347.38 - - - 115.63 65.60 23.59 15,368.84 16,825.71 27,054.56 Fugitive emission – refrigerant 3,128.64 280.07 74.30 516.74 618.24 688.10 - - - 72.65 40.20 12.57 1,764.85 1,764.85 1,779.74 Fuel combustion – stationary 143.20 54.11 15.42 10.00 7.93 9.09 - - - 1.67 1.67 0.55 - - - Fuel combustion – mobile 38.68 25.78 - 676.69 648.24 650.19 - - - 41.31 23.73 10.47 13,603.99 15,060.86 25,274.82 Scope 2 101,922.25 75,720.97 22,604.84 5,762.23 5,806.35 50,424.92 103.77 103.41 94.79 2,995.63 1,002.83 328.53 - - - Scope 3 611.56 13,316.81 - 12.98 30.66 1,972.78 10,002.24 13,360.56 13,476.86 4,264.57 8,925.68 1,545.47 727.73 893.37 1,897.53 Category 1 - - - - 6.20 1.01 0.51 2.77 20.18 - - - 81.63 361.59 - Metric Telkom Group PT Telkom Indonesia, Tbk PT Telekomunikasi Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) PT Telekomunikasi Indonesia International (Telin) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 2,417,474.17 2,390,617.97 2,297,330.87 412,716.06 410,215.41 394,461.10 1,665,409.07 1,596,979.46 1,537,940.08 53,706.33 62,742.81 61,109.21 65,355.77 111,116.61 112,283.76 Scope 1 dan 2 (tCO2) 2,110,456.91 2,056,641.75 2,013,306.69 349,734.62 351,855.56 349,273.09 1,530,402.95 1,454,708.89 1,407,652.25 37,896.02 38,587.69 42,732.62 12,119.50 60,054.11 64,008.07 Scope 1 (tCO2) 82,085.39 83,730.04 93,726.59 25,087.04 25,429.08 25,560.55 19,337.30 19,866.45 19,314.35 3,445.86 3,847.92 4,283.58 832.89 3,272.90 2,597.95 Fugitive emission – refrigerant 27,521.91 26,980.54 26,041.38 12,925.21 12,792.99 12,748.60 6,833.44 7,301.40 6,558.75 49.15 47.74 47.99 151.92 2,532.36 2,382.08 Fuel combustion – stationary 27,381.47 28,044.63 28,628.06 8,035.41 8,509.67 8,512.44 8,179.14 8,240.33 8,238.82 1,261.79 1,535.33 2,041.44 400.55 503.98 92.41 Fuel combustion – mobile 27,182.01 28,704.87 39,057.15 4,126.42 4,126.42 4,299.51 4,324.72 4,324.72 4,516.78 2,134.92 2,264.85 2,194.15 280.42 236.56 123.46 Scope 2 2,028,371.52 1,972,911.71 1,919,580.10 324,647.58 326,426.48 323,712.54 1,511,065.65 1,434,842.44 1,388,337.90 34,450.16 34,739.77 38,449.04 11,286.61 56,781.21 61,410.12 Scope 3 307,017.26 333,976.22 284,024.18 62,981.44 58,359.85 45,188.01 135,006.12 142,270.57 130,287.83 15,810.31 24,155.12 18,376.59 53,236.27 51,062.50 48,275.69 Category 1 87,218.14 72,727.06 84,822.85 31,982.91 5,117.33 6,623.25 4,176.53 10,490.74 22,125.93 440.11 399.50 359.48 45,803.80 44,454.09 43,695.78 Category 2 70,677.03 102,672.62 49,299.96 16,664.70 37,982.89 10,589.41 22,366.16 20,623.57 13,831.15 15,251.53 22,784.70 17,923.37 4,575.87 6,109.90 4,579.91 Category 3 0.33 0.06 2.83 - - - - - - - - - - - - Category 5 0.66 80.65 71.01 - - - 0.51 72.73 62.80 - - - - - - Category 6 32,119.47 30,239.81 36,345.77 14,232.50 15,102.41 27,812.61 8,873.21 3,927.44 656.54 106.44 963.42 93.66 2,856.60 498.51 - Category 8 7,985.91 7,749.54 6,379.30 - - - - - - 12.23 7.50 0.08 - - - Category 11 99,559.37 99,421.13 86,473.29 - - - 99,559.37 99,421.13 86,473.29 - - - - - - Category 13 148.05 107.34 31.83 - - - - - - - - - - - - Category 15 9,308.30 20,978.01 20,597.34 101.33 157.22 162.74 30.34 7,734.96 7,138.12 - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 14.07 13.78 13.67 7.61 6.86 6.23 13.50 14.21 12.29 4.11 4.49 5.53 1.00 5.27 5.61 PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 142 Appendix

Metric PT Telkom Data Ekosistem (TDE) PT Multimedia Nusantara (TelkomMetra) PT PINS Indonesia (PINS) PT Sigma Cipta Caraka (TelkomSigma) PT Telkom Akses (Telkom Akses) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 105,844.33 89,397.74 22,694.56 6,978.64 7,111.42 53,745.08 10,106.01 13,463.97 13,571.65 7,375.83 9,994.11 1,897.59 16,096.57 17,719.08 28,952.09 Scope 1 dan 2 (tCO2) 105,232.77 76,080.93 22,694.56 6,965.66 7,080.76 51,772.30 103.77 103.41 94.79 3,111.26 1,068.43 352.12 15,368.84 16,825.71 27,054.56 Scope 1 (tCO2) 3,310.52 359.96 89.72 1,203.43 1,274.41 1,347.38 - - - 115.63 65.60 23.59 15,368.84 16,825.71 27,054.56 Fugitive emission – refrigerant 3,128.64 280.07 74.30 516.74 618.24 688.10 - - - 72.65 40.20 12.57 1,764.85 1,764.85 1,779.74 Fuel combustion – stationary 143.20 54.11 15.42 10.00 7.93 9.09 - - - 1.67 1.67 0.55 - - - Fuel combustion – mobile 38.68 25.78 - 676.69 648.24 650.19 - - - 41.31 23.73 10.47 13,603.99 15,060.86 25,274.82 Scope 2 101,922.25 75,720.97 22,604.84 5,762.23 5,806.35 50,424.92 103.77 103.41 94.79 2,995.63 1,002.83 328.53 - - - Scope 3 611.56 13,316.81 - 12.98 30.66 1,972.78 10,002.24 13,360.56 13,476.86 4,264.57 8,925.68 1,545.47 727.73 893.37 1,897.53 Category 1 - - - - 6.20 1.01 0.51 2.77 20.18 - - - 81.63 361.59 - Metric Telkom Group PT Telkom Indonesia, Tbk PT Telekomunikasi Selular (Telkomsel) PT Dayamitra Telekomunikasi Tbk (Mitratel) PT Telekomunikasi Indonesia International (Telin) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 2,417,474.17 2,390,617.97 2,297,330.87 412,716.06 410,215.41 394,461.10 1,665,409.07 1,596,979.46 1,537,940.08 53,706.33 62,742.81 61,109.21 65,355.77 111,116.61 112,283.76 Scope 1 dan 2 (tCO2) 2,110,456.91 2,056,641.75 2,013,306.69 349,734.62 351,855.56 349,273.09 1,530,402.95 1,454,708.89 1,407,652.25 37,896.02 38,587.69 42,732.62 12,119.50 60,054.11 64,008.07 Scope 1 (tCO2) 82,085.39 83,730.04 93,726.59 25,087.04 25,429.08 25,560.55 19,337.30 19,866.45 19,314.35 3,445.86 3,847.92 4,283.58 832.89 3,272.90 2,597.95 Fugitive emission – refrigerant 27,521.91 26,980.54 26,041.38 12,925.21 12,792.99 12,748.60 6,833.44 7,301.40 6,558.75 49.15 47.74 47.99 151.92 2,532.36 2,382.08 Fuel combustion – stationary 27,381.47 28,044.63 28,628.06 8,035.41 8,509.67 8,512.44 8,179.14 8,240.33 8,238.82 1,261.79 1,535.33 2,041.44 400.55 503.98 92.41 Fuel combustion – mobile 27,182.01 28,704.87 39,057.15 4,126.42 4,126.42 4,299.51 4,324.72 4,324.72 4,516.78 2,134.92 2,264.85 2,194.15 280.42 236.56 123.46 Scope 2 2,028,371.52 1,972,911.71 1,919,580.10 324,647.58 326,426.48 323,712.54 1,511,065.65 1,434,842.44 1,388,337.90 34,450.16 34,739.77 38,449.04 11,286.61 56,781.21 61,410.12 Scope 3 307,017.26 333,976.22 284,024.18 62,981.44 58,359.85 45,188.01 135,006.12 142,270.57 130,287.83 15,810.31 24,155.12 18,376.59 53,236.27 51,062.50 48,275.69 Category 1 87,218.14 72,727.06 84,822.85 31,982.91 5,117.33 6,623.25 4,176.53 10,490.74 22,125.93 440.11 399.50 359.48 45,803.80 44,454.09 43,695.78 Category 2 70,677.03 102,672.62 49,299.96 16,664.70 37,982.89 10,589.41 22,366.16 20,623.57 13,831.15 15,251.53 22,784.70 17,923.37 4,575.87 6,109.90 4,579.91 Category 3 0.33 0.06 2.83 - - - - - - - - - - - - Category 5 0.66 80.65 71.01 - - - 0.51 72.73 62.80 - - - - - - Category 6 32,119.47 30,239.81 36,345.77 14,232.50 15,102.41 27,812.61 8,873.21 3,927.44 656.54 106.44 963.42 93.66 2,856.60 498.51 - Category 8 7,985.91 7,749.54 6,379.30 - - - - - - 12.23 7.50 0.08 - - - Category 11 99,559.37 99,421.13 86,473.29 - - - 99,559.37 99,421.13 86,473.29 - - - - - - Category 13 148.05 107.34 31.83 - - - - - - - - - - - - Category 15 9,308.30 20,978.01 20,597.34 101.33 157.22 162.74 30.34 7,734.96 7,138.12 - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 14.07 13.78 13.67 7.61 6.86 6.23 13.50 14.21 12.29 4.11 4.49 5.53 1.00 5.27 5.61 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 143

Metric PT Telkom Data Ekosistem (TDE) PT Multimedia Nusantara (TelkomMetra) PT PINS Indonesia (PINS) PT Sigma Cipta Caraka (TelkomSigma) PT Telkom Akses (Telkom Akses) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Category 2 183.68 13,172.53 - 12.50 20.25 42.81 471.73 9.69 3.30 - 479.91 0.98 130.95 265.03 347.18 Category 3 - - - - - - - - - - - 0.97 - - - Category 5 - - - - - - - - - - - - - 7.92 8.21 Category 6 427.88 144.28 - - 3.13 1,928.96 64.59 22.46 17.11 4,264.57 8,445.77 1,543.52 515.15 258.83 1,542.14 Category 8 - - - - - - 141.21 133.55 110.72 - - - - - - Category 11 - - - - - - - - - - - - - - - Category 13 - - - - - - 148.05 107.34 31.83 - - - - - - Category 15 - - - 0.48 1.08 - 9,176.15 13,084.75 13,293.72 - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 89.47 140.25 46.89 0.24 0.24 1.81 0.14 0.14 0.12 0.95 0.30 0.10 2.54 2.30 3.10 Metric PT Metra Net (Metranet) PT Telkom Satelit Indonesia (Telkomsat) PT Graha Sarana Duta (Telkom Property) PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) PT Telkom Infrastruktur Indonesia (TIF) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 279.52 307.11 333.59 18,890.86 18,511.07 19,461.76 32,355.31 31,458.22 31,168.59 22,345.48 21,600.96 19,711.81 14.39 - - Scope 1 and 2 (tCO2) 265.58 286.99 306.89 5,819.81 8,137.38 7,863.81 31,702.03 31,109.01 28,660.06 11,734.10 10,742.88 10,841.57 - - - Scope 1 (tCO2) 73.28 82.02 114.80 397.55 433.20 371.49 3,528.69 3,057.79 3,158.22 9,384.36 9,215.00 9,810.40 - - - Fugitive emission – refrigerant 47.33 45.40 67.34 163.57 163.55 163.47 1,864.28 1,389.61 1,514.31 4.13 4.13 4.13 - - - Fuel combustion – stationary - - - 5.12 5.49 3.98 65.91 62.61 - 9,278.68 9,123.51 9,713.91 - - - Fuel combustion – mobile 25.95 36.62 47.46 228.86 264.16 204.04 1,598.50 1,605.57 1,643.91 101.55 87.36 92.36 - - - Scope 2 192.30 204.97 192.09 5,422.26 7,704.18 7,492.32 28,173.34 28,051.22 25,501.84 2,349.74 1,527.88 1,031.17 - - - Scope 3 13.94 20.12 26.70 13,071.05 10,373.69 11,597.95 653.28 349.21 2,508.53 10,611.38 10,858.08 8,870.24 14.39 - - Category 1 - - - 2,036.52 9,198.71 9,776.53 - - - 2,696.13 2,696.13 2,220.69 - - - Category 2 - - - 11,004.83 1,139.77 1,773.58 0.20 1.13 80.54 14.88 83.25 127.73 - - - Category 3 - - - - - - 0.33 0.06 1.86 - - - - - - Category 5 - - - - - - - - - - - - 0.15 - - Category 6 0.47 4.13 6.93 18.98 22.87 33.71 652.75 348.02 2,426.13 92.09 498.54 284.46 14.24 - - Category 8 13.47 15.99 17.01 10.72 12.34 14.13 - - - 7,808.28 7,580.16 6,237.36 - - - Category 11 - - - - - - - - - - - - - - - Category 13 - - - - - - - - - - - - - - - Category 15 - - 2.76 - - - - - - - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 0.10 0.12 0.11 2.46 3.72 3.63 9.41 8.80 8.13 3.93 3.84 4.63 - - - PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 144 Appendix

Metric PT Telkom Data Ekosistem (TDE) PT Multimedia Nusantara (TelkomMetra) PT PINS Indonesia (PINS) PT Sigma Cipta Caraka (TelkomSigma) PT Telkom Akses (Telkom Akses) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Category 2 183.68 13,172.53 - 12.50 20.25 42.81 471.73 9.69 3.30 - 479.91 0.98 130.95 265.03 347.18 Category 3 - - - - - - - - - - - 0.97 - - - Category 5 - - - - - - - - - - - - - 7.92 8.21 Category 6 427.88 144.28 - - 3.13 1,928.96 64.59 22.46 17.11 4,264.57 8,445.77 1,543.52 515.15 258.83 1,542.14 Category 8 - - - - - - 141.21 133.55 110.72 - - - - - - Category 11 - - - - - - - - - - - - - - - Category 13 - - - - - - 148.05 107.34 31.83 - - - - - - Category 15 - - - 0.48 1.08 - 9,176.15 13,084.75 13,293.72 - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 89.47 140.25 46.89 0.24 0.24 1.81 0.14 0.14 0.12 0.95 0.30 0.10 2.54 2.30 3.10 Metric PT Metra Net (Metranet) PT Telkom Satelit Indonesia (Telkomsat) PT Graha Sarana Duta (Telkom Property) PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra) PT Telkom Infrastruktur Indonesia (TIF) 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 2024 2023 2022 Total GHG (tCO2) emissions) 279.52 307.11 333.59 18,890.86 18,511.07 19,461.76 32,355.31 31,458.22 31,168.59 22,345.48 21,600.96 19,711.81 14.39 - - Scope 1 and 2 (tCO2) 265.58 286.99 306.89 5,819.81 8,137.38 7,863.81 31,702.03 31,109.01 28,660.06 11,734.10 10,742.88 10,841.57 - - - Scope 1 (tCO2) 73.28 82.02 114.80 397.55 433.20 371.49 3,528.69 3,057.79 3,158.22 9,384.36 9,215.00 9,810.40 - - - Fugitive emission – refrigerant 47.33 45.40 67.34 163.57 163.55 163.47 1,864.28 1,389.61 1,514.31 4.13 4.13 4.13 - - - Fuel combustion – stationary - - - 5.12 5.49 3.98 65.91 62.61 - 9,278.68 9,123.51 9,713.91 - - - Fuel combustion – mobile 25.95 36.62 47.46 228.86 264.16 204.04 1,598.50 1,605.57 1,643.91 101.55 87.36 92.36 - - - Scope 2 192.30 204.97 192.09 5,422.26 7,704.18 7,492.32 28,173.34 28,051.22 25,501.84 2,349.74 1,527.88 1,031.17 - - - Scope 3 13.94 20.12 26.70 13,071.05 10,373.69 11,597.95 653.28 349.21 2,508.53 10,611.38 10,858.08 8,870.24 14.39 - - Category 1 - - - 2,036.52 9,198.71 9,776.53 - - - 2,696.13 2,696.13 2,220.69 - - - Category 2 - - - 11,004.83 1,139.77 1,773.58 0.20 1.13 80.54 14.88 83.25 127.73 - - - Category 3 - - - - - - 0.33 0.06 1.86 - - - - - - Category 5 - - - - - - - - - - - - 0.15 - - Category 6 0.47 4.13 6.93 18.98 22.87 33.71 652.75 348.02 2,426.13 92.09 498.54 284.46 14.24 - - Category 8 13.47 15.99 17.01 10.72 12.34 14.13 - - - 7,808.28 7,580.16 6,237.36 - - - Category 11 - - - - - - - - - - - - - - - Category 13 - - - - - - - - - - - - - - - Category 15 - - 2.76 - - - - - - - - - - - - Emission intensity (tonnes CO2/Rp billion revenue) 0.10 0.12 0.11 2.46 3.72 3.63 9.41 8.80 8.13 3.93 3.84 4.63 - - - 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 145

No Index Index Name Page Sustainability Strategy A.1 Sustainability Strategy Explained p. 42 Overview of Performance of Sustainability Aspects B.1 Economic Aspects pp.18-19 B.2 Environmental Aspects pp. 18-19 B.3 Social Aspects pp. 18-19 Company Profile C.1 Vision, Mission, and Sustainability Values pp. 22-23 C.2 Company Address pp. 22-23 C.3 Scale of Efforts pp. 22-23 C.4 Products, Services, and Business Activities Carried Out pp. 22-23 C.5 Membership in the Association pp. 155-156 C.6 Significant Changes in Issuers and Public Companies pp. 22-23 Explanation of the Board of Directors D.1 Explanation of the Board of Directors pp. 12-13 Sustainability Governance E.1 Person in Charge of Sustainable Finance Implementation pp. 28-30 E.2 Competency Development Related to Sustainable Finance pp. 28-30 E.3 Risk Assessment of Sustainable Finance Implementation pp. 38-41 E.4 Relationship with Stakeholders p. 35 E.5 Problems with the Implementation of Sustainable Finance pp. 42-43 Sustainability Performance F.1 Activities to Build a Culture of Sustainability pp. 42-43 E c o n o m i c Performance F.2 Comparison of Production Targets and Performance, Portfolio, Financing Targets, or Investments, Income, and Profit and Loss Annual Report F.3 Comparison of Portfolio Targets and Performance, Financing Targets or Investment in Financial Instruments or Projects that In line with Sustainable Finance Annual Report Environmental Performance General Aspects F.4 Environmental Costs p. 74 Material Aspects F.5 Use of Environmentally Friendly Materials p. 64 Energy Aspects F.6 Amount and Intensity of Energy Used Pp. 76-77 F.7 Energy Efficiency Efforts and Achievements and Renewable Energy Use Pp. 52-56 Water Aspect F.8 Water Usage p. 75 Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 146 Appendix

No Index Index Name Page Aspects of Biodiversity F.9 Impacts of Operational Areas Close to or in Conservation Areas or Have Biodiversity p. 68 F.10 Biodiversity Conservation Efforts p. 69 Emission Aspects F.11 Amount and Intensity of Emissions Produced by Type pp. 76-77 F.12 Efforts and Achievements of Emission Reductions Made pp. 52-56 Aspects of Waste and Effluent F.13 Amount of Waste and Effluent Generated by Type Pp. 75 F.14 Waste and Effluent Management Mechanism pp. 63, 66 F.15 Spills That Occurred (if any) Irrelevant Aspects of Complaints Related to the Environment F.16 Number and Materials of Environmental Complaints Received and Resolved p. 68 Social Performance F.17 Commitment to Provide Equivalent Services for Products and/or Services to Consumers p. 99 Employment Aspects F.18 Equal Employment Opportunity p. 84 F.19 Child Labour and Forced Labour p. 84 F.20 Regional Minimum Wage p. 85 F.21 Decent and Safe Work Environment p. 90-97 F.22 Employee Training and Capability Development pp. 85-87 Community Aspects F.23 Impact of the Operation on the Surrounding Community p. 102 F.24 Community Complaints p. 97, 129, 134 F.25 Environmental Social Responsibility Activities (TJSL) pp. 103-112 Responsibility for Sustainable Product/Service Development F.26 Innovation and Development of Sustainable Financial Products/Services p. 100-101 F.27 Products/Services That Have Been Evaluated for Safety for Customers p. 100 F.28 Product/Service Impact p. 100 F.29 Number of Products Recalled p. 100 F.30 Customer Satisfaction Survey for Sustainable Financial Products and/or Services pp. 97-98 Miscellaneous G.1 Independent Written Verification pp. 157-160 G.2 Feedback Sheet p. 161 G.3 Responses to Previous Year's Sustainability Report Feedback Irrelevant G.4 List of Disclosures in accordance with Financial Services Authority Regulation Number 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies pp. 146-147 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 147

Appendix 3. GRI Disclosure Index Usage Statement PT Telkom Indonesia (Persero) Tbk has reported the information cited in the GRI content index for the period January 1 to December 31, 2024 with reference to the GRI 2021 GRI Used GRI 2021 GRI Standards Indicators Disclosure Page 2-1 Organizational details p. 22 2-2 Entities on organizational sustainability reporting p. 8 2-3 Reporting periods, frequency, and contacts p. 8 2-4 Representation of information p. 8 2-5 External Warranty p. 8 2-6 Activities, value chains, and other business relationships p. 22 2-7 Workforce p. 116 2-8 Non-direct employees p. 116 2-9 Governance structure and composition pp. 30-32 2-10 Nomination and election of the highest governance body p. 32 2-11 Chairman of the highest governance body p. 28 2-12 The role of the highest governance body in overseeing impact management p. 28 2-13 Delegate responsibility to manage impact p. 28 2-14 The role of the highest governance body in sustainability reporting p. 28 2-15 Conflict of interest p. 32 2-16 Communication of important issues p. 28 2-17 Collective knowledge of the highest governance officials p. 30 2-18 Evaluation of the performance of the highest governance body p. 33 2-19 Remuneration policy pp. 33-34 2-20 The process of determining remuneration p. 34 2-21 Total annual compensation ratio 98.2 : 1 2-22 Statement on sustainable development strategy pp. 44-45 2-23 Policy commitment pp. 127-129 2-24 Instilling policy commitment p. 128 2-25 Process to remedy negative impacts p. 129, 134 2-26 Mechanisms for seeking advice and submitting problem p. 129, 134 2-27 Compliance with laws and regulations p. 124 2-28 Membership associations pp. 155-156 2-29 Approaches to stakeholder engagement p. 35 2-30 Collective bargaining agreements p. 84 GRI 3: Material Topics 2021 3-1 The process of determining the topic of the material pp. 36-37 3-2 List of material topics pp. 36-37 PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 148 Appendix

GRI Standards Indicators Disclosure Page Climate Change and Energy Management GRI 3: Material Topics 2021 3-3 Material topic management p. 49 GRI 302: Energy 2016 302-1 Energy consumption within the organization pp. 76-77 302-4 Reduced energy consumption pp. 76-77 GRI 305: Emissions 2016 305-1 Direct GHG emissions (Scope 1) pp. 76-77 305-2 Indirect GHG energy emissions (Scope 2) pp. 76-77 305-3 Other indirect GHG emissions (Scope 3) pp. 76-77 305-4 GHG emission intensity pp. 76-77 305-5 Reduction of GHG emissions pp. 76-77 Resource Management GRI 3: Material Topics 2021 3-3 Material topic management p. 63 GRI 306: Waste 2020 306-3 Waste generation p. 75 Equality, Diversity, and Inclusion GRI 3: Material Topics 2021 3-3 Material topic management p.84 GRI 401: Staffing 2016 401-1 Employee recruitment and turnover pp. 113-118 401-2 Benefits given to full-time employees that are not given to temporary or part-time employees p. 85 401-3 Parental leave p. 85, pp. 113-118 GRI 404: Training and Education 2016 404-1 Average annual training hours per employee pp. 113-118 404-2 Programs to upskill employees p. 88 404-3 Percentage of employees who receive regular reviews of performance and career development p. 88, pp 113-118 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees pp. 113-118 405-2 Ratio of basic salary and remuneration of women to men p. 113-118 GRI 406: Nondiskrimin-ation 406-1 Incidents of discrimination and corrective actions taken p. 90 Employee Health and Safety GRI 3: Material Topics 2021 3-3 Material topic management p.91 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system p.91 403-2 Pengidentifikasian bahaya, penilaian risiko, dan investigasi insiden p. 92 403-3 Occupational health services pp. 93 403-4 Employee participation, consultation, and communication pp. 93 403-5 About occupational health and safety pp. 93 403-6 Improving the quality of workers' health pp. 93 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 149

GRI Standards Indicators Disclosure Page 403-7 Prevention and mitigation of occupational health and safety impacts related to business relationships p. 93 403-8 Workers covered by theoccupational health and safety management system p. 91 403-9 Work accidents p. 116 403-10 Occupational Diseases p. 92 Customer Experience GRI 3: Material Topics 2021 3-3 Material topic management p. 96 GRI 416: Customer Safety and Health 2016 416-1 Safety and health impact assessment of products and services p. 100 416-2 Incidents of non-compliance related to the safety and health impacts of products and services p. 100 Digital Inclusivity and Community Engagement GRI 3: Material Topics 2021 3-3 Material topic management p. 101 GRI 413 : Local Community 2016 413-1 Operations with local community involvement, impact assessment, and development programs p. 102 Regulatory Compliance GRI 3: Material Topics 2021 3-3 Material topic management p. 124 GRI 206: Anticompetitive Behavior 2016 206-1 Legal measures for anticompetitive behavior, antitrust practices, and monopolies p. 125 GRI 417: Marketing and Labeling 2016 417-1 Marketing and Marketing Communication p. 126 417-2 Product and Service Labeling p. 126 417-3 Non-Compliance with Marketing Laws and Regulations p. 126 Ethical Business Practices GRI 3: Material Topics 2021 3-3 Material topic management p. 126 GRI 205: Anti-Corruption 2016 205-1 Operations that are considered to have a risk of corruption p. 127 205-2 Communication and training on anti-corruption policies and procedures p. 128 205-3 Proven incidents of corruption and actions taken p. 128 Cybersecurity and Data Privacy GRI 3: Material Topics 2021 3-3 Material topic management p. 131 GRI 418: Customer Privacy 2016 418-1 Customer complaints related to customer privacy and loss of customer data p. 134 PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 150 Appendix

Appendix 4. SASB Disclosure Index – Telecommunications Industry Topic Standard Information disclosed Pages/ Notes Operating environment footprint TC-TL-130a.1 1. The amount of energy consumed 2. Percentage of power grid purchased 3. Percentage of renewable energy pp. 76-77 Product end-of-life management TC-TL-440a.1 1. Total weight of materials recovered through recycling product and service take-back programs 2. The percentage of material recovered, by weight, that is reused 3. The percentage of material recovered, by weight, that is recycled or remanufactured 4. The percentage of material recovered, based on its weight, that is stockpiled 1. 52.582 kg 2. 3,281 kg (6%) 3. 24,138 kg (46%) 4. 28,444 kg (54%) Managing the Systemic Risks of Technological Disruption TC-TL-550a.1 1. Average duration of system interruption 2. Average frequency of system interruptions 3. Average interruption duration per customer 1. p. 116 2. p. 116 3. No calculation is done Competitive behaviour and open internet TC-TL-520a.1 The total amount of financial losses due to legal proceedings related to violations of anti-competitive conduct regulations No financial losses p.125 TC-TL-520a.2 Average download speeds achieved in real terms for (1) commercially owned and related content and (2) unrelated content Telkom does not disclose based on these metrics but only discloses the average download speed p.125 TC-TL-520a.3 A description of the risks and opportunities associated with net neutrality, paid peering, zero rating, and other related practices. No disclosure has been made 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 151

Topic Standard Information disclosed Pages/ Notes Data Privacy TC-TL-220a.1 A description of policies and practices related to customer behavior-based and privacy-based advertising. Telkom's Personal Data Protection Governance Information Security Governance p.132 TC-TL-220a.2 Number of customers whose information is used for secondary purposes It does not calculate this metric but how the data is processed and managed is described in Telkom's Personal Data Protection Governance Information Security Governance TC-TL-220a.3 Total financial losses due to legal proceedings related to customer privacy No financial losses p. 130 TC-TL-220a.4 (1) The number of customer information requests from law enforcement, (2) the number of customers whose information is requested, (3) the percentage that leads to data disclosure. Telkom does not disclose unless it is necessary for law enforcement purposes Data Security TC-TL-230a.1 (1) The number of data breaches, (2) the percentage that constitutes a personal data breach, (3) the number of customers affected. p. 130 TC-TL-230a.2 A description of approaches to identifying and addressing data security risks, including the use of third-party cybersecurity standards. p. 135 PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 152 Appendix

Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method The calculation of GHG emissions follows the GHG Protocol Corporate Accounting & Reporting Standard. The consolidation process is based on operational control approach. GHG Emissions Method Exception Scope 1 Emissions include: a. Fuel for genset b. Fuel of the company's operational vehicles c. Sewage Treatment Plant d. Refrigerant used e. CO2 fire extinguisher - Scope 2 Indirect emissions from electricity purchased from the State Electricity Company (PLN) are calculated using the location-based method. - Scope 3 Categories 1 and 2 Emissions related to products and services purchased and calculated using the following methods: a. Average-based method b. Spend-based method Category 3 Emissions from other fuel purchases recorded in the internal business management system Category 5 Emissions from waste generated by the company's operational activities are calculated using the waste-type specific method Category 6 Emissions from business travel are calculated using the distance-based method Categories 8 and 13 Emissions from asset leasing (upstream and downstream) are calculated using the average-data method Category 11 Emissions from total electricity consumption from the use of the product produced Category 15 Emissions from investors, calculated based on investor emissions data or emissions based on economic activity Reference sources: Source of emission factors: • IPCC Guidelines for National Greenhouse Gas Inventories (2006) (Intergovernmental Panel on Climate Change) • IPCC Sixth Assessment Report (AR6) (Intergovernmental Panel on Climate Change • DEFRA (2023) (UK Department for Environment, Food & Rural Affairs) • Annex 4 Guidelines for Calculating and Reporting Greenhouse Gas Inventories of the Directorate General of Electricity in the Energy Sector - Sub-Sector of Electricity (2018) (Ministry of Energy and Mineral Resources) • Inventory of GHG Emissions in the Energy Sector (2020) (Ministry of Energy and Mineral Resources) • Electricity Emission Factors of the Ministry of Energy and Mineral Resources (2019) (Ministry of Energy and Mineral Resources) • Fuel Oil and Coal Emission Factors of the Ministry of Energy and Mineral Resources (2023) (Ministry of Energy and Mineral Resources) • Exiobase and Climatiq (Consortium proxies and Artificial Intelligence-driven data providers) 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 153

Source of Global Warming Potential (GWP): • IPCC Sixth Assessment Report (AR6) (Intergovernmental Panel on Climate Change Source of Net Calorific Value (NCV): • Annex 4 Guidelines for Calculating and Reporting Greenhouse Gas Inventories of the Directorate General of Electricity in the Energy Sector - Sub-Sector of Electricity (2018) (Ministry of Energy and Mineral Resources) • Electricity Emission Factors of the Ministry of Energy and Mineral Resources (2019) (Ministry of Energy and Mineral Resources) • Fuel Oil and Coal Emission Factors of the Ministry of Energy and Mineral Resources (2023) (Ministry of Energy and Mineral Resources) • IPCC Guidelines for National Greenhouse Gas Inventories (2006) (Intergovernmental Panel on Climate Change) Sources of Methane Producing Capacity and Methane Correction Factor (MCF): • 2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019) (Intergovernmental Panel on Climate Change) • Methodology for Calculating GHG Emissions in the Waste Treatment Sector of the Ministry of Environment and Forestry (2012) (Ministry of Environment and Forestry) PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 154 Appendix

Appendix 6. Association Membership [POJK. C.5] [GRI 2-28] No. National Participants 1. Indonesian Telematics Society (MASTEL) Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel, Telkominfra 2. Telecommunication Traffic Clearing Association (ASKITEL) Telkom, Telkomsel 3. Indonesian Internet Network Operators Association (APJII) Telkom, Telkomsat, TelkomMetra, Telkomsel 4. Indonesian Telecommunication Association (ATSI) Telkom, Telkomsel 5. Indonesia Telecommunication Users Group (IDTUG) Telkom 6. Indonesian Money Transfer Operators Association (APPUI) Telkom, Finnet, Telkomsel 7. Indonesian Payment System Association (ASPI) Telkom, Finnet, Telkomsel 8. Association of SKKL Organizers of All Indonesia (ASKALSI) Telkom 9. Indonesia Mobile Content Association (IMOCA) Telkom 10. Indonesian Private Television Association (ATVSI) Telkom 11. Indonesian Satellite Association (ASSI) Telkom, Telkomsat 12. Internal Supervisory Unit Communication Forum (FKSPI) Telkom 13. Association of Indonesian National Construction Implementers Association (GAPENSI) Graha Sarana Duta, Telkomsat, Mitratel, Telkominfra 14. Membership of Green Building Council Indonesia (GBCI) Telkom Property 15. Membership of the Association of Indonesian Real Estate Companies (REI) Telkom Property 16. Association of Indonesian Construction Partners Association (WARRANTY) Telkom Property 17 Association of Indonesian Security Services Business Entities (ABUJAPI) Telkom Property 18. Association of Indonesian Service Coating Companies (APKLINDO) Telkom Property 19. Chamber of Commerce and Industry (KADIN) Telkom, Telkom Property, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI), Telkominfra 20. Indonesian Building Maintenance Association (APBI) Telkom Property 21. Indonesian Electricity Contractors Association (AKLINDO) Telkom Property 22. Association of Building Management of State-Owned Enterprises (APG BUMN) Telkom Property 23. Indonesia Cyber Security Forum (ICSF) Telkom 24. Indonesian Business Incubator Association (AIBI) Indigo Creative Nation 25. National Association of Telecommunications Companies (APNATEL) Telkom, Telkom Access 26. Association of Electrical Mechanical Engineering Companies (APTEK) Nutech, Swadharma Sarana Informatika (SSI) 27. Association of Indonesian Computer and Telematics Procurement Companies (ASPEKMI) Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat 28. Indonesian Employers Association (APINDO) Infomedia 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 155

No. National Participants 29. Indonesian Outsourcing Business Association (ABADI) Infomedia 30. Indonesia Contact Center Association (ICCA) Infomedia 31. Indonesian Cloud Computing Association Telkomsigma 32. Indonesian Data Center Association (IDPRO) Telkomsigma 33. Association of Indonesian Security Services Business Entities (ABUJAPI) Swadharma Sarana Informatika (SSI) 34. Association of Indonesian Cash Processing Services Companies (APJATIN) Swadharma Sarana Informatika (SSI) 35. Association of Indonesian Telematics Companies and Consultants (ASPEKTI) Swadharma Sarana Informatika (SSI) 36. Association of Distributors, Agencies and Industry Trading Companies (ARDIN) Swadharma Sarana Informatika (SSI), Telkomsat 37. Fintech Association (AFTECH) Finnet, Telkomsel 38. Indonesian E-Commerce Association (idEA) Finnet 39. Association of Indonesian Islamic Economists (IAEI) Telkom 40. Sharia Economic Community (MES) Telkom 41. Young SOEs Telkom 42. Business 20 (B20) Telkom 43. Indonesian Human Capital Forum (FHCI) Telkom 44. Telecommunication Tower Developers Association (ASPIMTEL) Mitratel 45. Indonesian IoT Association (ASIOTI) Telkomsel 46. Indonesian Issuers Association (AEI) Telkom, Mitratel 47. Indonesian Construction Services Association (HJKI) Telkom Access 48. Indonesian Institute of Accountants (IAI) Telkom 49. Indonesia Corporate Secretary Association (ICSA) Mitratel 50. Cyber Defense Indonesia (CDEF ID) Telkom, Telkomsel 51. SOE Digital Forum (Fordigi BUMN) Telkom, Telkomsigma PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 156 Appendix

Appendix 7. External Warranty Statement [POJK. G.1] 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 157

PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 158 Appendix

2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 159

PT TELKOM INDONESIA (PERSERO) TBK Appendix 1. Greenhouse Gas (GHG) Emissions per Entity Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021 Appendix 3. GRI Disclosure Index Appendix 4. SASB Disclosure Index – Telecommunications Industry 160 Appendix

Appendix 8. Feedback Sheet [POJK. G.2] FEEDBACK ON PT TELKOM INDONESIA (PERSERO) TBK'S 2024 SUSTAINABILITY REPORT Thank you for your willingness to read this Sustainability Report. As part of efforts to improve the content of the next year's reporting. We hope that you will be willing to provide feedback by answering some of the questions below. Question 1. According to you, this Sustainability Report has provided useful information about various activities that have been carried out by PT Telkom Indonesia (Persero) Tbk. SS S RR TS STS 2. In your opinion, the material in this Sustainability Report including the data and information presented is easy to understand and understand. SS S RR TS STS 3. In your opinion, the material in this Sustainability Report including the data and information presented is quite complete, covering all sustainability issues. SS S RR TS STS 4. In your opinion, the material in this Sustainability Report including the data and information presented is reliable for decision-making. SS S RR TS STS Information: Notes: SS: Strongly Agree S: Agree RR: Average TS: Disagree STS: Strongly Disagree 5. What information do you think has been conveyed in this Sustainability Report and found useful? a. b. c. 6. What information do you think has been conveyed in this Sustainability Report that you feel is less useful? a. b. c. 7. What do you think the Sustainability Report looks like in terms of content, design, and layout, as well as the photos included? a. b. c. 8. What information do you think is lacking and should be completed in the upcoming Sustainability Report? a. b. c. Your Profile Full Name : Age and Gender : ............ Yr L/P (unnecessary scribble) Institution/Company : Type of InstitutionCompany : Government Industry Media NGO Community Other Return forms and other matters related to the Sustainability Report can be submitted to: Sustainability Unit PT Telkom Indonesia (Persero) Tbk The Telkom Hub, Telkom Landmark Tower II, Lantai 39 Jl. Jend Gatot Subroto Kav. 52, Indonesia Tel: (62-21) 521 5109 Fax: (62-21) 522 0500 email: sustainability @telkom.co.id website: www.telkom.co.id 2024 SUSTAINABILITY REPORT Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method Appendix 6. Association Membership Appendix 7. External Warranty Statement Appendix 8. Feedback Sheet 161

PT Telkom Indonesia (Persero) Tbk Telkom Landmark Tower, Lantai 39 Jl. Jenderal Gatot Subroto Kav. 52 Jakarta Selatan 12710 ENVELOPE-OPEN sustainability@telkom.co.id 🌐 www.telkom.co.id Unit Sustainability